UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2025

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to

Commission File Number: 01-38609

KLX Energy Services Holdings, Inc.

(Exact name of registrant as specified in its charter)

Delaware	**36-4904146**
(State of incorporation)	**(I.R.S. Employer Identification No.)**

3040 Post Oak Boulevard, 15th Floor,
Houston, TX 77056
(832) 844-1015

(Address, including zip code, and telephone number, including area code, of principal executive offices of registrant)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common stock, par value $0.01 per share	KLXE	The Nasdaq Global Select Market

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.   Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Act).   Yes ☐ No ☒

As of June 30, 2025, the aggregate market value of the registrant's common stock held by non-affiliates was approximately $29.0 million. Shares of common stock held by executive officers and directors have been excluded since such persons may be deemed affiliates. This determination of affiliate status is not a determination for any other purpose. The registrant has one class of common stock, $0.01 par value, of which 19,529,046 shares were outstanding as of February 27, 2026.

DOCUMENTS INCORPORATED BY REFERENCE:

Portions of the Registrant's proxy statement for its annual meeting of stockholders to be held on May 6, 2026, which will be filed with the Securities and Exchange Commission within 120 days of December 31, 2025, are incorporated by reference in Part III.

KLX Energy Services Holdings, Inc.
Table of Contents

PART I

Item 1. Business	8
Item 1A. Risk Factors	23
Item 1B. Unresolved Staff Comments	48
Item 1C. Cybersecurity	48
Item 2. Properties	50
Item 3. Legal Proceedings	50
Item 4. Mine Safety Disclosures	50

PART II

Item 5. Market for Registrant's Common Equity, Related Shareholder Matters and Issuer Purchases of Equity Securities	51
Item 6. Reserved	51
Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations	53
Item 7A. Quantitative and Qualitative Disclosures About Market Risk	66
Item 8. Financial Statements	67
Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure	92
Item 9A. Controls and Procedures	93
Item 9B. Other Information	93
Item 9C. Disclosure Regarding Foreign Jurisdictions That Prevent Inspection	94

PART III

Item 10. Directors, Executive Officers and Corporate Governance	94
Item 11. Executive Compensation	98
Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Shareholder Matters	99
Item 13. Certain Relationships and Related Transactions, and Director Independence	99
Item 14. Principal Accounting Fees and Services	99

PART IV

Item 15. Exhibits	99
Item 16. Form 10-K Summary	103
Signatures	105

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward-looking statements to encourage companies to provide prospective information to investors. This Annual Report on Form 10-K (this "Annual Report") includes forward-looking statements that reflect our current expectations and projections about our future results, performance and prospects. Forward-looking statements include all statements that are not historical in nature or are not current facts. When used in this Annual Report, the words "believe," "expect," "plan," "intend," "anticipate," "estimate," "predict," "potential," "continue," "may," "might," "should," "could," "will" or the negative of these terms or similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words.

These forward-looking statements are based on our current expectations and assumptions about future events and are based on currently available information as to the outcome and timing of future events. These forward-looking statements are subject to a number of risks, uncertainties, assumptions and other factors that could cause our actual results, performance and prospects to differ materially from those expressed in, or implied by, these forward-looking statements. Factors that might cause such a difference include those discussed in our filings with the Securities and Exchange Commission (the "SEC"), in particular those discussed under "Item 1A. Risk Factors," as well as "Item 1. Business", "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" and elsewhere in this Annual Report, including the following factors:

- general economic conditions, such as inflation and government efforts to reduce inflation or a recession;
- persistent volatility in national and global crude oil demand and crude oil prices;
- the possibility of inefficiencies, curtailments or shutdowns in our customers' operations, whether in response to reductions in demand or other factors;
- uncertainty regarding our future operating results;
- regulation of and dependence upon the energy industry;
- the cyclical nature of the energy industry;
- fluctuations in market prices for fuel, oil and natural gas;
- our ability to maintain acceptable pricing for our services;
- our ability to maintain compliance with the covenants in our debt agreements and our liquidity levels and the need to obtain additional capital or financing, and the availability and/or cost of obtaining such capital or financing;
- competitive conditions within the industry;
- the loss of or interruption in operations of one or more key suppliers;
- legislative or regulatory changes and potential liability under federal and state laws and regulations;
- decreases in the rate at which oil and/or natural gas reserves are discovered and/or developed;
- the impact of technological advances on the demand for our products and services;
- customers' delays in obtaining permits for their operations;
- hazards and operational risks that may not be fully covered by insurance;
- limitations originating from our organizational documents, debt instruments and U.S. federal income tax obligations may impact our financial flexibility, our ability to engage in strategic transactions or our ability to declare and pay cash dividends on our common stock, par value $0.01 per share ("Common Stock");
- changes in supply, demand and costs of equipment, including as a result of tariffs;
- oilfield anti-indemnity provisions;
- seasonal and adverse weather conditions that can affect oil and natural gas operations;
- reliance on information technology ("IT") resources and the inability to implement new technology and services;
- the possibility of terrorist or cyberattacks and the consequences of any such events;
- increased labor costs or our ability to employ, or maintain the employment of, a sufficient number of key employees, technical personnel, and other skilled and qualified workers;
- the market environment and impacts resulting from a global pandemic and subsequent variants;

- the inability to successfully consummate or integrate our acquisitions or inability to manage potential growth; and
- our ability to remediate any material weakness in, or to maintain effective, internal controls over financial reporting and disclosure controls and procedures.

In light of these risks and uncertainties, you are cautioned not to put undue reliance on any forward-looking statements in this Annual Report. These statements should be considered only after carefully reading this entire Annual Report. Except as required under the federal securities laws and rules and regulations of the SEC, we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Additional risks that we may currently deem immaterial or that are not presently known to us could also cause the forward-looking events discussed in this Annual Report not to occur.

All forward-looking statements, expressed or implied, included in this Annual Report are expressly qualified in their entirety by this cautionary statement. This cautionary statement should also be considered in connection with any subsequent written or oral forward-looking statement that we or persons acting on our behalf may issue.

RISK FACTOR SUMMARY

Below is a summary of the material risk factors that make an investment in our Common Stock speculative or risky. This summary does not address all of the risks that we face. Additional discussion of the risks summarized in this risk factor summary, and other risks that we face, can be found in Item 1A "Risk Factors" and should be carefully considered, together with other information in this Annual Report, before making investment decisions regarding our Common Stock.

- Our business depends on domestic capital spending by the oil and natural gas industry, and reductions in capital spending could have a material adverse effect on our business, financial condition and results of operations.
- The volatility of oil and natural gas prices may adversely affect the demand for our services and negatively impact our results of operations.
- Our business may be adversely affected by a deterioration in general economic conditions or a weakening of the broader energy industry.
- We may be unable to maintain existing prices or implement price increases on our services.
- We have been expanding our available products and services in recent periods. Our inability to properly manage or support future expansion of our business may have a material adverse effect on our business, financial condition, and results of operations and could cause the market value of our Common Stock to decline.
- If we lose significant customers, significant customers materially reduce their purchase orders or significant programs on which we rely are delayed, scaled back or eliminated, our business, financial condition and results of operations may be adversely affected.
- Our past acquisition activity and any future acquisitions may not be successful in delivering expected performance post-acquisition, which could have a material adverse effect on our business, financial condition and results of operations.
- Conservation measures and technological advances could reduce demand for oil and natural gas.
- Our business involves many hazards and operational risks that could adversely affect our business, financial condition and results of operations.
- Increased labor costs, the unavailability of skilled workers or labor-related litigation could hurt our business, financial condition and results of operations.
- We operate in highly competitive markets and our failure to compete effectively may negatively impact our business, financial condition and results of operations.
- We have operated at a loss, and there is no assurance of our profitability in the future.
- Our assets require capital for maintenance, upgrades and refurbishment, and we may require capital expenditures for new equipment.

- The indenture (the "2030 Senior Notes Indenture") that governs our Senior Secured Floating Rate Cash / PIK Notes due 2030 (the "2030 Senior Notes") and the credit agreement that governs our asset-based lending facility (the "2028 ABL Facility") have significant financial and operating restrictions that may have an adverse effect on our business, financial condition and results of operations. A failure to comply with the obligations contained in any such agreement governing our indebtedness could result in an event of default under such agreement, which could permit acceleration of the related debt, enforcement against any liens securing the related debt and acceleration of debt under other instruments that may contain cross acceleration or cross default provisions. We may not have, or may not be able to obtain, sufficient funds to make any required accelerated payments.
- We have substantial indebtedness, and our ability to repay such indebtedness as it becomes due will depend on our future operating performance.
- Our significant level of indebtedness may limit our ability to borrow additional funds or capitalize on acquisition or other business opportunities.
- We may experience future impairment charges.
- Customer payment delays of outstanding receivables and customer bankruptcies could have a material adverse effect on our liquidity, results of operations, and consolidated financial condition.
- Shortages or increases in the costs of the equipment we use in our operations could adversely affect our operations in the future.
- We are dependent on a small number of suppliers for key goods and services that we use in our operations.
- If suppliers are unable to supply us with the products used in our operations in a timely manner, in adequate quantities and/or at a reasonable cost, we may be unable to meet the demands of our customers, which could have a material adverse effect on our business, financial condition and results of operations.
- Our inability to develop, obtain, maintain or implement new technology may cause us to become less competitive.
- Our success may be affected by our ability to use and protect our proprietary technology as well as our ability to enter into license agreements.
- Our operations rely on an extensive network of IT systems and a failure to maintain, upgrade and protect such systems could adversely impact our business, financial condition and results of operations. Our operations are subject to cybersecurity risks that could have a material adverse effect on our business, financial condition and results of operations.
- Oilfield anti-indemnity provisions enacted by many states may restrict or prohibit a party's indemnification of us.
- Changes in trucking regulations may increase our transportation costs and negatively impact our business, financial condition and results of operations.
- Legal requirements relating to hydraulic fracturing could increase our customers' costs of doing business, limit the areas in which our customers can operate and reduce oil and natural gas production by our customers, which could adversely impact our business, financial condition and results of operations.
- We and our customers are subject to environmental and occupational health and safety laws and regulations that could increase our or our customers' costs of doing business and adversely impact our business, financial condition and results of operations.
- Our and our customers' operations are subject to a number of risks arising out of the threat of climate change, energy conservation measures, or initiatives that stimulate demand for alternative forms of energy, which could result in increased operating and capital costs for us and our customers, limit the areas in which oil and gas production may occur and reduce demand for the products and services we provide.
- Increased attention to sustainability matters may impact our business.
- The federal Endangered Species Act (the "ESA") and comparable laws intended to protect certain species of wildlife govern our and our oil and natural gas exploration and production ("E&P") customers' operations, which constraints could have an adverse impact on our ability to expand some of our existing operations or limit our customers' ability to develop new oil and natural gas wells.

- Tariffs and other trade measures could adversely affect our business, results of operations, financial position and cash flows.

PART I

ITEM 1. BUSINESS

Company Overview

Except as otherwise indicated or unless the context otherwise requires, "KLX Energy Services," "KLXE," "Company," "we," "us" and "our" refer to KLX Energy Services Holdings, Inc. and its consolidated subsidiaries.

KLX Energy Services is a growth-oriented provider of diversified oilfield services to leading onshore oil and natural gas E&P companies operating in both conventional and unconventional plays in all of the active major basins throughout the United States. KLXE was initially formed from the combination and integration of seven private oilfield service companies acquired during 2013 and 2014. Each of the acquired businesses was regional in nature and brought one or two specific service capabilities to KLX Energy Services. We became incorporated in Delaware on June 28, 2018, and on September 14, 2018, we completed our spin-off from KLX Inc. and became an independent, publicly traded company. See Item 7. "Management Discussion and Analysis of Financial Condition and Results of Operations" for more details of our acquisitions since becoming a publicly traded company, including our 2020 acquisition of Quintana Energy Services Inc. ("QES," and such acquisition the "QES Merger") and our 2023 acquisition of Greene's Energy Group, LLC ("Greene's," and such acquisition the "Greene's Acquisition").

We deliver mission critical oilfield services to primarily independent major oil and gas companies focused on drilling, completion, production and intervention activities for technically demanding wells from over 60 service facilities located in the United States. Our primary services include directional drilling, coiled tubing, thru tubing, hydraulic frac rentals, fishing, pressure control, wireline, rig-assisted snubbing, fluid pumping, flowback, testing, pressure pumping and well control services. Our primary rentals and products include hydraulic fracturing stacks, blow out preventers, tubulars, downhole tools, dissolvable plugs, composite plugs and accommodation units. We operate in three segments on a geographic basis, including the Southwest Region (the Permian Basin and the Eagle Ford), the Rocky Mountains Region (the Bakken, Williston, DJ, Uinta, Powder River, Piceance and Niobrara basins) and the Northeast/Mid-Con Region (the Marcellus and Utica as well as the Mid-Continent STACK and SCOOP and Haynesville).

Our proprietary products and specialized services are supported by technically skilled personnel and a broad portfolio of innovative in-house research and development ("R&D"), manufacturing, repair and maintenance capabilities. We work with our customers to provide engineered solutions across the entire lifecycle of the well, by streamlining operations, reducing non-productive time and developing cost-effective solutions and customized tools for our customers' most challenging service needs, which include technically complex unconventional wells requiring extended reach horizontal laterals with greater completion intensity per well. We believe long-term revenue growth opportunities will continue to be driven by increases in the number of new customers served and the breadth of services we offer to existing and prospective customers. See Item 7. "Management's Discussion and Analysis of Financial Condition and Results of Operations" for more details about our complementary suite of our targeted services and engineered solutions.

We endeavor to create a "next generation" oilfield services company in terms of management controls, processes and operating metrics and have driven these processes down through the operating management structure in every region. We believe this differentiates us from many of our competitors. This allows us to offer our customers in all of our geographic regions discrete, comprehensive and differentiated services that leverage both the technical expertise of our skilled engineers and our in-house R&D team.

Industry Overview

Demand for our services and products is cyclical and substantially dependent upon activity levels in the oil and gas industry, particularly our customers' willingness to spend capital on the exploration for and development of oil and natural gas. Activity levels are driven primarily by drilling rig counts, technological advances, well completions, workover activity, the geological characteristics of the producing wells and their effect on the services required to commence and maintain production levels and our customers' capital and operating budgets. Our customers' spending plans are generally based on their outlook for near-term and long-term commodity prices, which are affected by both domestic and global supply and demand factors. In particular, while U.S. natural gas prices are correlated with global oil price movements, they are also affected by local weather, transportation and consumption patterns. As a result, the demand for our services and products is highly sensitive to current and expected commodity prices.

Since 2023, the oil and gas industry has been experiencing a slow decline in activity, as measured by US rig count, coupled with a decrease in oil prices. In 2025, WTI prices dipped below $60/bbl amid oversupply from international producers, and finished the year on a downward trajectory. Oil and natural gas prices have been, and may remain, volatile, which impacts demand for our business. Global supply and demand factors may continue to result in commodity price volatility.

For more information, see "Risk Factors" in Item 1A of Part I and "Management's Discussion and Analysis of Financial Condition and Results of Operations – Recent Trends and Outlook" in Item 7 of Part II of this Annual Report.

Products and Services

The principal high value-added services and related tools and equipment we offer to support our customers throughout the lifecycle of the well include drilling, completions, production and well intervention services and products in each of our geographic reporting segments.

Drilling: We provide directional drilling and associated drilling support services, including accommodations packages, to E&P companies in many of the most active areas of onshore oil and natural gas developments in the United States, including all active U.S. oil and natural gas basins with level 1 facilities in Appalachian Mountain, Gulf Coast, Mid-Continent, West Texas and Rocky Mountain regions.

Our drilling activities are comprised of directional drilling services, downhole navigational and rental tools businesses and support services, including well planning, site supervision, accommodation rentals and other drilling rentals, which assist customers in the drilling and placement of complex directional and horizontal wellbores. These directional drilling activities utilize in-house positive pulse and electromagnetic measurement-while-drilling communication options to ensure accurate and timely delivery of data transmission for all real-time drilling applications as well as logging-while-drilling capabilities.

In addition to navigation, our systems offer various technologies, including gamma ray, azimuthal gamma ray, real-time continuous inclination and azimuth, rotary steerable, pressure-while-drilling, mode shifting, stick-slip and destructive dynamics, dynamic sequencing and real-time shock and vibration modules. KLXE utilizes modern well planning and anti-collision software to assist our well planners in providing accurate real-time information to our customers. Additionally, KLXE offers our K-series mud motor fleet that features a proprietary transmission-mandrel to deliver strong build rates, fights fatigue on extended laterals and is available to service all known well profiles. The demand for these services tend to be influenced primarily by customer drilling-related activity levels.

As of December 31, 2025, our market share of the U.S. onshore drilling market was 3.9%, as compared to 4.9% as of December 31, 2024, as measured by the number of rigs we have worked on during the year as a proportion of the total number of rigs published by Baker Hughes. We intend to continue to re-deploy additional directional drilling capacity into 2026, as market conditions warrant.

Completion: Our completions activities are focused on services that help our customers complete and stimulate extended reach horizontal laterals and more technical wellbores. We are highly experienced in safely servicing deep, high-pressure, high-temperature wells in all of the most active onshore basins in the United States and provide premium perforating services for both wireline and tubing-conveyed applications. We believe we offer best-in-class service execution at the wellsite and innovative downhole technologies, positioning us to benefit from our ability to service technically complex wells where the potential for increased operating leverage is high due to the large number of stages per well. This is in addition to our customer-centered focus on execution rather than price.

Our completions activities include a wide range of services:

- coiled tubing and nitrogen services;
- wireline services (including pump down perforating, logging and pipe recovery);
- pressure control products and services;
- wellhead and hydraulic fracturing rental products and services;
- flowback and testing services;
- thru-tubing technologies and services;
- fishing services;
- rig assist snubbing services;
- cementing products and services;
- acidizing and pressure pumping services; and
- downhole completion tools, including:
  - toe sleeves;
  - wet shoe cementing bypass subs;
  - composite plugs;
  - dissolvable plugs;
  - liner hangers;
  - stage cementing tools, inflatables, float and casing equipment; and
  - retrievable completion tools.

Our coiled tubing units are used in the provision of completion services or in support of well-servicing and workover applications. Our rig-assisted snubbing units are used in conjunction with a workover rig to insert or remove downhole tools or in support of other well services while maintaining pressure in the well, or in support of unconventional completions. Our nitrogen pumping units provide a non-combustible environment downhole and are used in support of other pressure control or well-servicing applications.

As of December 31, 2025, we had a fleet of 39 coiled tubing units, 18 of which are large diameter coiled tubing units, across our geographical regions. Over time, when the industry recovers, we anticipate that our investments in large diameter coil tubing spreads will allow us to increase our share of spend as the large diameter coil tubing pulls through asset light services such as thru-tubing and pressure control services, while leveraging our enhanced cost structure.

We continue to optimize the quality and performance of our magnesium alloy based line of dissolvable hydraulic fracturing plugs. Our proprietary dissolvable plugs deliver all the benefits of a traditional hydraulic fracturing plug but without the need for bottom hole intervention for removal. Our latest generation dissolvable frac plug, the PhantM™, has been deployed successfully across major U.S. oil and natural gas basins in now more than 1,300 wells by more than 80 customers. Our PhantM™ plugs dissolve quickly and reliably, resulting in faster time to production, are effective in a wide range of operating temperatures and salinity, including temperatures ranging from 80 to 350 degrees Fahrenheit, and do not require mill out, thus saving time and cost.

The Company has 48 wireline units in the fleet and 17, or 35%, are configured to run pump down or plug-and-perf operations. Our R&D organization also enables our operations to support our customers with cutting edge pump down operations that include greaseless wireline, addressable gun systems and addressable release tools, to provide our customers with high quality pump down services. Four of the 17 plug-and-perf units are our new Whisper™ Series units. These specialized units are electric/battery-powered and support

our and our customers' sustainability efforts by reducing carbon footprint and noise levels. Additionally, the significant fuel savings due to the units being electrically powered make these units more cost effective to operate. We also maintain a full line of radial cement bond tools, compensated neutron porosity tools and casing evaluation tools to provide well evaluation services to our clients. We also utilize greaseless line and quiet truck wireline technology to meet the environmental concerns of our customers.

We offer a full line of valves and corresponding services to assist clients with their pressure control needs during hydraulic fracturing operations. These valves are assembled in predetermined configurations based on customer preference and installed on the wellhead to control flow and pressure during hydraulic fracturing operations. We own a large line of valves serving the North American onshore oil and gas market.

Additional technologies that we currently deploy on behalf of our customers include our (i) patented flotation collar, which assists customers in getting completion casing to the bottom of extended reach wells when friction prevents getting casing to depth, (ii) proprietary internal pressure actuated toe sleeve, which allows customers a consistent and reliable hydraulic fracturing initiation sleeve at the toe of the completion, (iii) composite hydraulic fracturing plug, a flow control device that is set in the wellbore at given intervals to divert fluid into the formation, and (iv) dissolvable plugs.

Production: We also provide services to enhance and maintain oil and gas production throughout the productive lives of our customers' wells. Our production services include maintenance-related intervention services as well as the provision of specifically required products and equipment. As with our completion and intervention service offerings, we have developed a portfolio of proprietary tools that we believe differentiates our production solutions service offering. The principal services and equipment we provide across the production lifecycle of the well include (i) production blow out preventers, (ii) mechanical wireline services, (iii) hydro-testing, (iv) premium tubulars and (v) other specialized production tools.

We believe our proprietary production tool portfolio creates a distinct competitive advantage for us in selling our production services. Key downhole production tools that we have developed and deployed with strong customer adoption include:

Punch Ram Tool—The punch ram tool gives customers the ability to safely and repeatedly release trapped pressure inside production tubulars during pulling operations. The alternative is to "hot-tap" the tubing, which is a high-risk operation that most operators are not willing to employ.

Intervention: Our intervention services consist of best-in-class technicians and equipment that are focused on providing customers engineered solutions to downhole complications. Intervention involves the application of specialized tools and procedures to retrieve lost equipment and remove other obstructions that either interfere with the completion of the well or are causing diminished production. The principal services we provide to remediate these complications include fishing, thru-tubing and pipe recovery. Given the unique geology and operating characteristics of each well, no two complications are the same, yet each complication our customers experience results in substantial disruption to their well operation and economics. As a result, resolution is "mission critical" to our customers and superior outcomes can support premium pricing. Those outcomes rely principally on the skill and experience of the technicians dedicated to resolving the issues and the availability of exactly the right tools for every eventuality. We believe we have one of the leading teams of intervention specialists in the industry, supported by a comprehensive portfolio of intervention tools and equipment. Each of our geographic regions is fully staffed with top technicians and fully equipped with a comprehensive range and quantity of equipment given the wellbore profiles for the region.

We support our intervention group with a portfolio of tools consisting of patented and other proprietary technologies. Recent innovations currently deployed in the field include our: (i) DXD Venturi Tool; (ii) SpectrA PDC Bearing Section; (iii) Hydraulic By-Pass Tool; and (iv) Drill Mate (Mechanical By-Pass Valve). These tools were designed to improve upon conventional technology used by our competitors.

DXD Venturi Tool—The patent pending DXD (Debris Extraction Device) is an internally developed downhole tool that assists customers in removing unwanted debris from the wellbore. Utilizing fluid dynamics, the tool

consists of a jet section that accelerates fluid across a nozzle. This increase in fluid velocity creates a pressure drop inside the tool, which draws fluid through an inlet. As the fluid is drawn into the system through the inlet, it picks up unwanted debris in the fluid flow, which is then caught in a series of chambers installed below the tool. The chambers then carry the debris out of the hole when the system is brought back to surface.

SpectrA PDC Bearing Section—The patented SpectrA PDC bearing pack is an extremely reliable and robust thru-tubing motor that deploys the industry's only all PDC (Polycrystalline Diamond Compact) bearing design - meaning no ball bearings. The elegant design greatly reduces the operating cost of our thru-tubing motors and provides us with a significant differentiator in the thru-tubing space. Since being deployed, SpectrA PDC has proven to be one of the most robust bearing packs available on the market, and its most recent enhancement is able to accommodate increased full flow through the bit.

Hydraulic By-Pass Tool—The patented hydraulic by-pass tool allows us to run our conventional motor assemblies and achieve substantially higher circulation rates without reducing the expected life of our conventional power section. The additional fluid being pumped and by-passed optimizes the downhole hydraulics for the operation and assists with proper debris removal.

Drill Mate (Mechanical By-Pass Valve)—The patented Drill Mate is a downhole tool that was developed to give customers a way to mechanically by-pass fluid during drill out or clean out operations. The tool is a two-piece system that opens and closes based upon the amount of weight being set on the mill or bit. During bottom milling with the tool, the tool is in the closed position, putting 100% of the flow through the motor bottomhole assembly ("BHA"). As weight is removed from the mill or bit either by milling through the obstruction or picking up off bottom, the tool strokes open, thereby exposing by-pass ports that divert fluid through them. At this point, a customer can increase the amount of fluid being pumped through the BHA to assist in debris removal. This increase in fluid rate does not affect the life of the motor as the additional fluid is by-passed through the Drill Mate tool.

Customers and Marketing

Substantially all of our customers are engaged in the energy industry. Most of our sales are to major, large independent and regional oil and natural gas companies, and these sales have resulted in a diversified and geographically balanced portfolio of more than 550 customers within North America. Revenues from our five largest customers collectively represented approximately 31% of our revenues for the year ended December 31, 2025. No single customer accounted for more than 10% of our revenues during the year.

Our sales activities are conducted through a network of sales representatives and business development personnel, which provide coverage on a product-line and geographical basis. Sales representatives work closely with local operations managers to target potential opportunities through strategic focus and planning. Customers are identified as targets based on their drilling and completion activity, geographic location and economic viability. Direction of the sales team is conducted through weekly meetings and daily communication. Our marketing activities are performed internally. Our strategy is based on building a strong North American brand though multiple media outlets including our website, select social media accounts, print, billboard advertisements, press releases and various industry-specific conferences, publications and lectures. We have a technical sales organization with expertise and focus within their specific service line. Our strategy is to sell our services using data to demonstrate safety and service quality. We accomplish this through communication across sales regions and operations departments to share best practices and leverage existing customer relationships.

Competition

The markets in which we operate are highly competitive. We compete on a number of factors including performance, safety, quality, reliability, service, price, response time and a growing breadth of services and products. Additionally, projects are often awarded on a bid basis, which tends to create a highly competitive environment. To be successful, a company must provide services that meet the specific needs of oil and

natural gas E&P companies and drilling, completions, production and intervention service contractors at competitive prices. We provide our services across the United States and we compete against different companies in each service and product line we offer. Our competition includes many large and small oilfield service companies, including the largest integrated oilfield services companies.

Our major competitors include Schlumberger, Halliburton, Baker Hughes, Patterson-UTI Energy, Liberty Oilfield Services, RPC, ProPetro Holding Corp., Phoenix Technology Services, STEP Energy Services, Ranger Energy Services, Nine Energy Services, Scientific Drilling International and other private competitors.

We differentiate our company from our competitors by delivering a broad range of drilling, completion, production and intervention services safely with high quality equipment and highly competent personnel, which we believe enables us to deliver superior execution while operating an efficient and safe working environment. While we must be competitive in our pricing, we believe our customers select our services based on the local leadership, relationships and expertise that our field management and operating personnel use to deliver quality services. We maintain and develop new business through corporate, regional, safety, quality and discrete product/service specialist sales teams throughout the United States.

We believe our focus on cultivating our existing customer relationships as well as developing new relationships, while maintaining our high standard of customer service, technology, safety, performance and quality of crews, equipped us to effectively compete and succeed in a competitive market.

Suppliers and Procurement

We purchase a wide variety of materials, components and partially completed and finished products from manufacturers and suppliers for our use. We are not dependent on any single source of supply for those parts, supplies, materials or equipment and, as of December 31, 2025, no single supplier accounted for more than 10% of our total supply and procurement costs. To date, we have generally been able to obtain the equipment, parts and supplies necessary to support our operations on a timely basis. While we believe that we will be able to make satisfactory alternative arrangements in the event of any interruption in the supply of these materials and/or products by one of our suppliers, we may not always be able to make alternative arrangements. In addition, certain materials for which we do not currently have long-term supply agreements could experience shortages and significant price increases in the future. As a result, we may be unable to mitigate any future supply shortages and our results of operations, prospects and financial condition could be adversely affected.

Customer Service

We are highly differentiated in each of the geographic markets that we serve with our services and associated product offerings. This is achieved by providing targeted, complementary services and related products and being responsive to our customers with both quality, as measured by the industry-standard non-productive time, and timely responses to requests. The key elements include:

- 24 hours a day, seven days a week operations;
- recognized industry leading technicians in our principal service and product lines;
- responsiveness to our customers' requirements for ready-to-deploy American Petroleum Institute certified equipment and a "can do" philosophy;
- technical interface with customers via product line management personnel; and
- client relationship building.

Technology and Intellectual Property

Our engineering and technology efforts are focused on providing efficient and cost-effective solutions to maximize production for our customers across major North American onshore basins. We have dedicated resources focused on the internal development of new technology and equipment, as well as resources focused on sourcing and commercializing new technologies through strategic relationships. Our sales and

earnings are influenced by our ability to successfully introduce new or improved products and services to the market.

Although in the aggregate our patents and licenses are important to us, we do not regard any single patent, license or strategic relationship as critical or essential to our business as a whole. In general, we depend on our technological capabilities, customer service-oriented culture and application of our know-how to distinguish ourselves from our competitors, rather than our right to exclude others through patents or exclusive licenses. We also consider the quality and timely delivery of our products, the service we provide to our customers, and the technical knowledge and skill of our personnel to be more important than our registered intellectual property in our ability to compete.

We believe we have become a "go-to" service provider for piloting certain new technologies across North America because of our service quality, execution at the wellsite and scale. These strategic relationships provide us and our customers with access to unique technology from independent innovators. This also allows us to minimize exposure to potential technology adoption risks and the significant costs associated with developing and implementing R&D internally. Our internal resources are focused on evolving our existing proprietary tools to stay on trend and ensure quicker, lower completion and production costs for our customers.

Risk Management and Insurance

The provision of technical services or use of certain of our tools and equipment in connection therewith could involve operational risk and thereby expose us to liabilities. An accident involving our services or equipment, or the failure of a product, could result in personal injury, loss of life and damage to property, equipment or the environment. Damages from a catastrophic occurrence, such as a fire or explosion, could result in substantial claims for damages. We generally attempt to negotiate the terms of our Master Services Agreements ("MSAs") consistent with industry practice. In general, we attempt to take responsibility for our own personnel and property, while our customers, such as the E&P companies and well operators, take responsibility for their own personnel, property and all liabilities arising from well and subsurface operations.

In addition, claims for loss of oil and gas production and damage to formations can occur in the oilfield services industry. If a serious accident were to occur at a location where our equipment and services are being used, it could result in us being named as a defendant in lawsuits asserting large claims. Because our business involves the transportation of heavy equipment and materials, we from time to time experience traffic accidents, which may result in spills, property damage and personal injury.

Oilfield services companies, despite efforts to maintain high safety standards, from time to time, have suffered accidents. Our business is subject to the same risks and, as a result, there is a risk that we will experience accidents in the future. In addition to the property and personal losses from these accidents, the frequency and severity of these incidents affect our operating costs and insurability, and our relationship with customers, employees and regulatory agencies. In particular, in recent years many of our large customers have placed an increased emphasis on the safety records of their service providers. Any significant increase in the frequency or severity of these incidents, or the general level of compensatory payments, could adversely affect the cost of, or our ability to obtain, workers' compensation and other forms of insurance, and could have other material adverse effects on our financial condition and results of operations.

We maintain a risk management program that covers operating hazards, including products and completed operations, property damage and personal injury claims as well as certain limited environmental claims. Our risk management program includes primary, umbrella and excess umbrella liability policies in excess of $75.0 million per occurrence, including sudden and accidental pollution claims. We believe that our insurance is sufficient to cover property and casualty liability claims.

We endeavor to allocate potential liabilities and risks between the parties in our MSAs. We retain the risk for any liability not indemnified by our customers and in excess of our insurance coverage. These MSAs delineate our and our customers' respective warranty and indemnification obligations with respect to the

services we provide. We endeavor to negotiate MSAs with our customers that provide, among other things, that we and our customers assume (without regard to fault) liability for damages to our respective personnel and property. For catastrophic losses, we endeavor to negotiate MSAs that include industry-standard carve-outs from the knock-for-knock indemnities. Additionally, our MSAs often provide carve-outs to the "without regard to fault" concept that would permit, for example, us to be held responsible for events of catastrophic loss only if they arise as a result of our gross negligence or willful misconduct. Our MSAs typically provide for industry-standard pollution indemnities, pursuant to which we assume liability for surface pollution associated with our equipment and originating above the surface (without regard to fault), and our customer assumes (without regard to fault) liability arising from all other pollution, including, without limitation, underground pollution and pollution emanating from the wellbore as a result of an explosion, fire or blowout. The summary of MSAs set forth above is a summary of the material terms of the typical MSA that we have in place and does not reflect every MSA that we have entered into or may enter into in the future, some of which may contain indemnity structures and risk allocations between our customers and us that are different than those described here.

Information Technology

Our IT systems provide us with a scalable integrated platform that facilitates efficient operations, consolidated invoicing and optimal equipment utilization on both a site and segment basis. Our operating strategy is based upon balancing high asset and personnel utilization levels with consistently superior customer service. As such, our IT systems are integral to effectively managing our business.

Government Regulation and Environmental, Health and Safety Matters

Our operations and those of our customers are subject to extensive and changing federal, state and local laws and regulations establishing health, safety and environmental quality standards, including those governing discharges of pollutants into the air and water, protection of natural resources and certain wildlife and the management and disposal of hazardous substances and wastes. Failure to comply with these laws and regulations or comply with permits may result in the assessment of administrative, civil and criminal penalties; the imposition of remedial or corrective action requirements; and the imposition of injunctions or other orders to prohibit certain activities, restrict certain operations or force future compliance with environmental regulations. We are also subject to laws and regulations, such as the Comprehensive Environmental Response, Compensation, and Liability Act ("CERCLA") and similar state statutes, governing remediation of contamination, which could occur or might have occurred at facilities that we own or operate, or which we formerly owned or operated, or to which we send or have sent hazardous substances or wastes for treatment, recycling or disposal. Historically, our environmental compliance costs have not had a material adverse effect on our operations. However, we could become subject to future liabilities or obligations as a result of new or more stringent interpretations of existing laws and regulations. In addition, we may have liabilities or obligations in the future if we discover any environmental contamination or liability relating to our facilities or operations.

The following is a summary of some of the existing laws, rules and regulations, as amended from time to time, to which we or our customers are subject.

Hazardous Substances and Waste Handling

The Resource Conservation and Recovery Act ("RCRA") and comparable state statutes, regulate the generation, transportation, treatment, storage, disposal and cleanup of hazardous and non-hazardous wastes. Under the guidance issued by the Environmental Protection Agency (the "EPA"), individual states administer some or all of the provisions of RCRA, sometimes in conjunction with their own, more stringent requirements. We are required to manage the disposal of hazardous and non-hazardous wastes in compliance with RCRA and analogous state laws. RCRA currently exempts many E&P wastes from classification as hazardous waste. Specifically, RCRA excludes from the definition of hazardous waste produced waters and other wastes intrinsically associated with the exploration, development, or production of crude oil and natural gas. However, efforts have been made from time to time to remove this exclusion and

thus it is possible that certain E&P waste now classified as non-hazardous waste and excluded from treatment as hazardous wastes may in the future be designated as "hazardous wastes" under RCRA or other applicable statutes. Naturally Occurring Radioactive Materials ("NORM") may contaminate extraction and processing equipment used in the oil and natural gas industry. The waste resulting from such contamination is regulated by federal and state laws. Standards have been developed for worker protection; treatment, storage, and disposal of NORM and NORM waste; management of NORM-contaminated waste piles, containers and tanks; and limitations on the relinquishment of NORM contaminated land for unrestricted use under RCRA and state laws. Stricter regulation of wastes generated during our or our customers' operations could result in increased costs for our operations or the operations of our customers, which could in turn reduce demand for our products and services and adversely affect our business.

Comprehensive Environmental Response, Compensation, and Liability Act

CERCLA, also known as the Superfund law, imposes joint and several liability, without regard to fault or legality of conduct, on classes of persons who are considered to be responsible for the release of a hazardous substance into the environment. These persons include the current and former owner or operator of the site where the release occurred, and anyone who transported or disposed or arranged for the transport or disposal of a hazardous substance released at the site. Persons who are or were responsible for releases of hazardous substances under CERCLA and any state analogs may be subject to joint and several, strict liability for the costs of cleaning up the hazardous substances that have been released into the environment, and for damages to natural resources and for the costs of certain health studies. We currently own, lease, or operate numerous properties that have been used for manufacturing and other operations for many years. These properties and the substances disposed or released on them may be subject to CERCLA, RCRA and analogous state laws. Under such laws, we could be required to remove previously disposed substances and wastes, remediate contaminated property, or perform remedial operations to prevent future contamination. The EPA has the power to make additional substances subject to CERCLA and RCRA, including certain Per- and Polyfluorinated Substances (PFAS). For example, in May 2024, the EPA adopted a final rule to list two PFAS (i.e., PFOA and PFOS) as CERCLA hazardous substances. This rule is currently subject to judicial challenge but could result in additional remediation costs at certain properties in the future and could impose additional costs on some of our customers. The EPA has also announced its intention to develop a framework to guide future hazardous substance designations under CERCLA. In addition, it is not uncommon for neighboring landowners and other third-parties to file claims for personal injury and property damage allegedly caused by the hazardous substances released into the environment.

Endangered Species Act and Migratory Bird Treaty Act

The ESA and comparable state laws were established to protect endangered and threatened species. Under the ESA, if a species is listed as threatened or endangered, restrictions may be imposed on activities adversely affecting that species' habitat. The U.S. Fish and Wildlife Service ("FWS") has the ability to designate additional species as protected by the ESA and alter the areas designated as habitat for such species. For example, FWS recently published a rule listing two distinct population segments of the Lesser Prairie Chicken under the ESA, a species found in some states where we operate. Further, in May 2024, FWS listed the Dunes Sagebrush Lizard as an endangered species under the ESA. The listing of the Dunes Sagebrush Lizard or designation of its habitat could impact the availability of frac sand used by our customers. Additionally, in April 2023, the FWS published a proposed rule to list the Greater Sage Grouse as threatened under the ESA. Both the Dunes Sagebrush Lizard and the Greater Sage Grouse can be found in some areas where we and our customers operate. While we cannot predict the outcome of these or any other future proposed or finalized listings, or whether the Trump Administration may take action that would impact any currently listed species or otherwise change the compliance obligations under ESA implementing regulations, the designation of previously unidentified endangered or threatened species, or other agency actions aimed at species conservation could indirectly cause us to incur additional costs, cause our or our oil and natural gas E&P customers' operations to become subject to operating restrictions or bans, result in new difficulties obtaining permits or other authorizations, and limit future development activity in affected areas, which could reduce demand for our products and services to those customers.

Similar protections are offered to migratory birds under the Migratory Bird Treaty Act ("MBTA"). FWS has taken differing positions on the extent to which there is criminal liability under the MBTA for certain actions reacted to migratory birds, their nests, or their eggs. Some of our customers may be adversely affected by seasonal or permanent restrictions on drilling activities designed to protect various wildlife, which may limit our ability to operate in protected areas. Permanent restrictions imposed to protect endangered and threatened species could prohibit drilling in certain areas or require the implementation of expensive mitigation measures, which could in turn adversely impact demand for our products and services.

National Environmental Policy Act

E&P activities on federal lands may be subject to review under the National Environmental Policy Act ("NEPA"). NEPA requires federal agencies, including the Department of the Interior, to evaluate major agency actions that have the potential to significantly impact the environment. Approvals necessary for our customers to operate on federal or Tribal land are subject to NEPA. The NEPA review process has the potential to delay the permitting and subsequent development of oil and natural gas projects. NEPA requirements have been subject to or influenced by regulations and guidance from the Council on Environmental Quality ("CEQ"), and the CEQ's requirements and guidance for such reviews have altered several times during the past few years under different administrations. Following an Executive Order from President Trump, in February 2025, the CEQ released an interim final rule rescinding its regulations implementing NEPA. In May 2025, the Supreme Court issued its opinion in Seven County Infrastructure Coalition v. Eagle County, emphasizing the "substantial judicial deference" that courts must grant agencies when considering NEPA challenges. Federal agencies have begun the process of preparing their own new or updated NEPA-implementing rules or guidelines. In September 2025, the CEQ issued new guidance to federal agencies implementing NEPA to encourage them to limit their NEPA reviews, rely more heavily on sponsor-prepared documents, and streamline the NEPA process.

While we cannot predict the ultimate impact of these recent changes, any restrictions or delays on our customers' operations as a result of permitting or environmental impact analysis regulatory requirements could in turn adversely impact demand for our products and services.

Worker Health and Safety

We are subject to a number of federal and state laws and regulations, including the federal Occupational Safety and Health Act, which establishes requirements to protect the health and safety of workers. The U.S. Occupational Safety and Health Administration ("OSHA") hazard communication standard, the EPA community right-to-know regulations under Title III of the federal Superfund Amendment and Reauthorization Act and comparable state statutes require maintenance of information about hazardous materials used or produced in operations and provision of this information to employees, state and local government authorities and citizens. The Federal Motor Carrier Safety Administration regulates and provides safety oversight of commercial motor vehicles, the EPA establishes requirements to protect human health and the environment, the federal Bureau of Alcohol, Tobacco, Firearms and Explosives ("ATF") establishes requirements for the safe use and storage of explosives, and the federal Nuclear Regulatory Commission establishes requirements for the protection against ionizing radiation. Substantial fines and penalties can be imposed and orders or injunctions limiting or prohibiting certain operations may be issued in connection with any failure to comply with these laws and regulations.

Additionally, OSHA has implemented rules establishing a more stringent permissible exposure limit for exposure to respirable crystalline silica and other provisions to protect employees. These rules require compliance with engineering control obligations to limit exposures to respirable crystalline silica in connection with hydraulic fracturing activities. OSHA and analogous state agencies may continue to propose changes in their regulations regarding workplace exposure to crystalline silica, such as permissible exposure limits and required controls and personal protective equipment. Additionally, the inhalation of respirable crystalline silica is associated with health risks, including the lung disease silicosis. These health risks have been, and may continue to be, a significant issue confronting the hydraulic fracturing industry. Concerns over silicosis and

other potential adverse health effects, as well as concerns regarding potential liability from the use of hydraulic fracturing sand, may have the effect of discouraging our customers' use of hydraulic fracturing sand.

Transportation Safety and Compliance

Operating a fleet of over 1,400 vehicles, we are subject to regulation as a motor carrier by the U.S. Department of Transportation (the "DOT") and analogous state agencies, which requires us to comply with a number of federal and state laws and regulations, including the Federal Motor Carrier Safety Regulations and Hazardous Material Regulations for interstate travel, and comparable state regulations for intrastate travel. These regulatory authorities exercise broad powers, governing activities such as the authorization to engage in motor carrier operations, regulatory safety, equipment testing, driver requirements and specifications, and insurance requirements. The trucking industry is subject to possible regulatory and legislative changes that may affect the economics of the industry by requiring changes in operating practices (including for example, changes in fuel emissions limits, hours of service regulations that govern the amount of time a driver may drive or work in any specific period and limits on vehicle weight and size) or by reducing the demand for common or contract carrier services or the cost of providing truckload services. Additional regulatory initiatives may be pursued relating to fuel quality, engine efficiency and greenhouse gas ("GHG") emissions, which could further increase our costs due to truck purchases and maintenance, impairment of equipment productivity, decreases in the residual value of vehicles, unpredictable fluctuations in fuel prices and increases in operating expenses. Our operations, including routing and weight restrictions, could be affected by road construction, road repairs, detours and state and local regulations and ordinances restricting access to certain roads and our increased truck traffic could contribute to deteriorating road conditions in some areas. Also, state and local regulation of permitted routes and times on specific roadways could adversely affect our operations. We cannot predict whether, or in what form, any legislative or regulatory changes or municipal ordinances applicable to our logistics operations will be enacted and to what extent any such legislation or regulations could increase our costs or otherwise adversely affect our business or operations. Moreover, substantial fines and penalties can be imposed and orders or injunctions limiting or prohibiting certain operations may be issued in connection with any failure to comply with laws and regulations relating to the safe operation of commercial motor vehicles.

Water Discharges

The Federal Water Pollution Control Act (the "Clean Water Act" or "CWA") and analogous state laws impose restrictions and strict controls with respect to the discharge of pollutants, including spills and leaks of oil and other substances, into waters of the United States. The discharge of pollutants into regulated waters, including jurisdictional wetlands, is prohibited, except in accordance with the terms of a permit issued by the EPA or U.S. Army Corps of Engineers ("Corps") or an analogous state agency.

There continues to be uncertainty on the federal government's applicable jurisdictional reach under the CWA over "waters of the United States", including wetlands, as the EPA and the Corps under recent presidential administrations have pursued multiple rulemakings since 2015 in an attempt to define the scope of such reach. In September 2023, the EPA issued a final rule, the implementation of which varies by state due to ongoing litigation. However, in November 2025, the EPA and the Corps proposed a rule to further update and narrow the September 2023 definition of "waters of the United States," guided by the *Sackett v. EPA* decision.

To the extent the scope of the CWA's jurisdiction continues to change and expand in areas where we or our customers conduct operations, such developments could delay, restrict or halt the development of projects, result in longer permitting timelines, or increased compliance expenditures or mitigation costs for our customers' operations, which may reduce our customers' rate of production of oil and gas and reduce the demand for our products and services.

In other CWA matters, spill prevention, control and countermeasure requirements of federal laws require appropriate containment berms and similar structures to help prevent the contamination of navigable waters by a petroleum hydrocarbon tank spill, rupture or leak. In addition, the CWA and analogous state laws require individual permits or coverage under general permits for discharges of storm water runoff from certain types of

facilities. Federal and state regulatory agencies can impose administrative, civil and criminal penalties as well as other enforcement mechanisms for non-compliance with discharge permits or other requirements of the CWA and analogous state laws and regulations. The CWA and analogous state laws provide for administrative, civil and criminal penalties for unauthorized discharges and, together with the Oil Pollution Act of 1990, impose rigorous requirements for spill prevention and response planning, as well as substantial potential liability for the costs of removal, remediation, and damages in connection with any unauthorized discharges.

Air Emissions

The federal Clean Air Act ("CAA"), and comparable state laws, regulate emissions of various air pollutants through air emissions permitting programs and the imposition of other requirements. In addition, the EPA has developed, and continues to develop, stringent regulations governing emissions of toxic air pollutants at specified sources. These regulations change frequently. These laws and regulations may require us or our customers to obtain pre-approval for the construction or modification of certain projects or facilities expected to produce or significantly increase air emissions, obtain and strictly comply with stringent air permit requirements or utilize specific equipment or technologies to control emissions of certain pollutants. For example in 2020, the EPA under the Trump Administration published a decision to retain the National Ambient Air Quality Standard ("NAAQS") for ground level ozone that was set by the EPA in 2015. Previously, in December 2024, the EPA issued a rule to revise the secondary NAAQS for sulfur oxides, but retained without revision the secondary standards for oxides of nitrogen and particulate matter. We cannot predict what further actions, if any, or on what timeline, the Trump Administration may take with respect to this standard. State implementation of the revised NAAQS could result in stricter permitting requirements, which in turn could delay or impair our or our customers' ability to obtain air emission permits, and result in increased expenditures for pollution control equipment, the costs of which could be significant. Federal and state regulatory agencies can impose administrative, civil and criminal penalties, as well as injunctive relief, for non-compliance with air permits or other requirements of the CAA and associated state laws and regulations.

Climate Change

The threat of climate change has attracted considerable attention in the United States and around the world. Numerous proposals have been made and could continue to be made at the international, national, regional and state levels of government to monitor and limit existing emissions of GHGs as well as to restrict or eliminate such future emissions.

The U.S. Congress has not adopted comprehensive climate change legislation, though certain federal laws, such as the Inflation Reduction Act of 2022 ("IRA"), have been enacted to advance numerous climate-related objectives. However, certain of these initiatives have been paused, repealed or otherwise modified due to the passage of the One Big Beautiful Bill Act ("OBBBA") in July 2025. For example, the IRA amended the CAA to impose a fee on the emission of methane from sources required to report their GHG emissions to the EPA, including those sources in the onshore petroleum and natural gas production and gathering and boosting source categories. However, the OBBBA delayed the implementation of the methane emissions fee until 2034. While we will not be required to pay this fee, some of our customers may. The IRA also directed the EPA to revise GHG reporting requirements for segments of the oil and gas sector, including portions of our customer base, and in May 2024, the EPA finalized updates to the reporting requirements. In September 2025, however, the EPA issued a proposed rule to delay GHG reporting for the oil and gas sector until 2034. We cannot predict whether, how, or when a future administration or a future Congress might take action to alter either of these rules, though implementation of the methane emissions fee and GHG reporting revisions could increase our customers' operating or compliance costs and adversely affect their businesses, thereby reducing demand for our products and services.

Additionally, the IRA contains hundreds of billions of dollars in incentives for the development of renewable energy, clean hydrogen, clean fuels, electric vehicles, and supporting infrastructure and carbon capture and sequestration, among other provisions. However, the Trump Administration has taken steps to reduce or eliminate certain incentives, including those for zero-emission vehicles, and the OBBBA eliminates electric

vehicle credits previously available for new and used electric and commercial fleets. We cannot predict whether or not these regulatory repeals will ultimately be successful or if future administrations may seek to restore related incentives. To the extent any future similar legislation begins to provide such incentives, these incentives could accelerate the transition of the U.S. economy away from the use of fossil fuels towards lower- or zero-carbon emissions alternatives, reduce demand for our customers' products, and thereby reduce demand for our services.

The EPA has adopted rules that, among other things, establish construction and operating permit reviews for GHG emissions from certain large stationary sources, require the monitoring and annual reporting of GHG emissions from certain petroleum and natural gas system sources, and impose new standards reducing methane emissions from oil and gas operations through limitations on venting and flaring and the implementation of enhanced emission leak detection and repair requirements. However, following the change in U.S. presidential administrations, proposals have been made to repeal or otherwise modify these requirements and the EPA's GHG "Endangerment Finding," which underpins the majority of EPA's GHG regulations. We cannot predict whether such efforts will ultimately be successful.

Previously, in December 2023, the EPA had issued a final rule and establishing more stringent methane regulations for new, modified, and reconstructed facilities in the oil and gas sector, known as Quad Ob, as well as standards for existing sources for the first time ever, known as Quad Oc. However, in March 2025, the EPA announced plans to reconsider Quad Ob and Quad Oc. Additionally, in November 2025, the EPA finalized an interim final rule extending the compliance deadlines for certain provisions provided in Quad Ob and Quad Oc. Litigation challenging the EPA's final interim rule extending such compliance deadlines for new and existing oil and gas sources remains pending. While these regulations do not apply directly to our operations, they may apply to many of our customers.

Although the substance and timing of any reconsidered rule remains uncertain, any similar future methane emissions regulations could increase operating or compliance costs for our customers and impact demand for our services including because fines and penalties for violations of these rules can be substantial.

Some states where we operate, such as New Mexico and Colorado, have also imposed new or more stringent methane emission regulations. Additionally, various states and groups of states have adopted or are considering adopting legislation, regulations or other regulatory initiatives that are focused on such areas as GHG cap and trade programs, carbon taxes, reporting and tracking programs, and restriction of emissions.

For example, both New York and Vermont have enacted "climate superfund" laws which seek to require compensatory payments from certain entities in the fossil fuel industry, including extractors and refiners, who are responsible for a certain amount of annual GHG emissions. While these laws have been challenged, and neither are directly applicable to our business, they could result in significant financial obligations to our customers. Additionally, in October 2023, the Governor of California signed the Climate Corporate Data Accountability Act ("CCDAA") and Climate-Related Financial Risk Act ("CRFRA") into law. The CCDAA requires both public and private U.S. companies that are "doing business in California" and that have a total annual revenue of $1 billion to publicly disclose and verify, on an annual basis, Scope 1, 2 and 3 GHG emissions. Both laws are vague and potentially broad with respect to their applicability, appearing to require only minimal contacts with California. The CRFRA requires the disclosure of a climate-related financial risk report (in line with the Task Force on the Climate-related Financial Disclosures recommendations or equivalent disclosure requirements under the International Sustainability Standards Board's climate-related disclosure standards) every other year for public and private companies that are "doing business in California" and have total annual revenue of $500 million. Reporting under both laws was to begin in 2026. However, both laws are currently subject to legal challenges and the Ninth Circuit recently enjoined the implementation of the CRFRA. Although the outcome of the legal challenges is uncertain at this time, implementation may result in additional costs to comply with these disclosure requirements for us or our customers, as well as increased costs of and restrictions on access to capital for us or our customers. Separately, these and other enhanced climate related disclosure requirements could lead to reputational or other harm with customers, regulators, investors or other stakeholders and could also increase our litigation risks relating to alleged climate-related damages resulting from our operations, statements alleged to have been made by us or

others in our industry regarding climate change risks, or in connection with any future disclosures we may make regarding reported emissions, particularly given the inherent uncertainties and estimations with respect to calculating and reporting GHG emissions.

Litigation risks are also increasing as a number of states, municipalities and other plaintiffs have sought to bring suit against the largest oil and natural gas E&P companies in state or federal court alleging, among other things, that such energy companies created public nuisances by producing fuels that contributed to global warming effects, such as rising sea levels, and therefore, are responsible for roadway and infrastructure damages as a result, or alleging that the companies have been aware of the adverse effects of climate change for some time but defrauded their investors by failing to adequately disclose those impacts.

Additionally, climate change and sustainability policies may impact the Company or our customers' access to capital. Certain shareholders and bondholders currently invested in fossil-fuel energy companies may be concerned about the potential effects of climate change and may elect in the future to shift some or all of their investments into non-fossil fuel energy related sectors. Institutional lenders who provide financing to fossil-fuel energy companies also have become more attentive to sustainable lending and investment practice that favors "clean" power sources, such as wind and solar, making those sources more attractive, and some of them may elect not to provide funding for fossil fuel energy companies. While we cannot predict how or to what extent sustainable lending and investment practice may impact our operations, a material reduction in the capital available to us or our fossil fuel-related customers could make it more difficult to secure funding for exploration, development, production, transportation, and processing activities, which could reduce the demand for our products and services.

Finally, increasing concentrations of GHGs in the Earth's atmosphere may produce climate changes that could have significant physical effects, such as increased frequency and severity of storms, droughts, and floods and other climatic events, as well as chronic shifts in temperature and precipitation patterns. These climatic developments have the potential to cause physical damage to our and our customers' assets or disrupt operations and thus could have an adverse effect on each of our operations. Additionally, changing meteorological conditions, particularly temperature, may result in changes to the amount, timing, or location of demand for energy or its production. While our consideration of changing climatic conditions and inclusion of safety factors in design is intended to reduce the uncertainties that climate change and other events may potentially introduce, our ability to mitigate the adverse impacts of these events depends in part on the effectiveness of our facilities and our disaster preparedness and response and business continuity planning, which may not have considered or be prepared for every eventuality.

Hydraulic Fracturing

Our businesses are dependent on our customers' hydraulic fracturing and horizontal drilling activities. Hydraulic fracturing is an important and common practice that is used to stimulate production of hydrocarbons, particularly natural gas, from tight formations, including shales. The process, which involves the injection of water, sand and chemicals under pressure into formations to fracture the surrounding rock and stimulate production, is typically regulated by state oil and natural gas commissions.

At the federal level, the EPA has asserted federal regulatory authority over certain hydraulic fracturing activities involving the use of diesel fuels and regarding certain wastewater discharges from onshore unconventional oil and gas extraction facilities under the Safe Drinking Water Act. The federal Bureau of Land Management has issued rules governing hydraulic fracturing activities on federal lands, and the drilling and completion of oil and gas wells, including hydraulic fracturing operations, are subject to federal, state and local regulation on federal lands.

The U.S. Congress has from time to time considered but refused to adopt federal legislation regarding hydraulic fracturing including considering amending the current exemption for hydraulic fracturing operations that do not include fracturing fluids that contain diesel fuel under the Safe Drinking Water Act's Underground Injection Control program. The Biden Administration pursued various legislative and regulatory initiatives to restrict hydraulic fracturing activities on federal lands. These or similar actions, if taken in the future, could

impose additional hydraulic fracturing limitations on our customers that could ultimately result in decreased demand for our products and services.

At the state level, many states have adopted legal requirements that have imposed new or more stringent permitting, public disclosure or well construction requirements on hydraulic fracturing activities, including states where our customers operate. States could also elect to place prohibitions on hydraulic fracturing and local governments may seek to adopt ordinances within their jurisdictions regulating the time, place or manner of drilling activities in general or hydraulic fracturing activities in particular.

Seismic Events and Water Availability

Wells used for the disposal by injection of flowback water or certain other oilfield fluids below ground into non-producing formations have been associated with an increased number of seismic events, with research suggesting that the link between seismic events and wastewater disposal may vary by region and local geology. The U.S. geological survey has identified six states with the most significant hazards from induced seismicity, which includes Oklahoma, Kansas, Texas, Colorado, New Mexico, and Arkansas. In response to these concerns, regulators in some states have adopted additional requirements related to seismicity and its potential association with hydraulic fracturing. For example, Texas and Oklahoma have issued rules for wastewater disposal wells that impose certain permitting and operating restrictions and reporting requirements on disposal wells in proximity to faults. Texas and Oklahoma have also issued orders or other directives, from time to time, requesting or even compelling operators of certain wells where seismic incidents have occurred to restrict or suspend disposal well operations. Another consequence of seismic events may be lawsuits alleging that disposal well operations have caused damage to neighboring properties or otherwise violated state and federal rules regulating waste disposal.

Finally, water is an essential component of shale oil and natural gas production during both the drilling and hydraulic fracturing processes. Our customers' access to water to be used in these processes may be adversely affected due to reasons such as changes in regulations, weather patterns due to climate change, periods of extended drought, private, third-party competition for water in localized areas or the implementation of local or state governmental programs to monitor or restrict the beneficial use of water subject to their jurisdiction for hydraulic fracturing to assure adequate local water supplies.

Employees

As of December 31, 2025, we had approximately 1,548 employees. Approximately 88% of our employees are engaged in operations, quality and purchasing, 4% in sales and marketing and 8% in finance, human resources, IT, management and general administration. Our employees are not unionized, and we consider our employee relations to be good.

Available Information

Our filings with the SEC, including this Annual Report, our Quarterly Reports on Form 10-Q, our Proxy Statement, Current Reports on Form 8-K and amendments to any of those reports are available free of charge on our website, https://www.klx.com, as soon as reasonably practicable after they are filed with, or furnished to, the SEC. These reports may also be obtained on the SEC's website, www.sec.gov, which contains reports, proxy statements, information statements, and other information regarding SEC registrants, including KLX Energy Services Holdings, Inc.

In addition to the reports filed or furnished with the SEC and provided on our website, we publicly disclose material information from time to time in our press releases, at annual meetings of stockholders and in publicly accessible conferences and Investor presentations primarily through our Investor Relations pages (https://investor.klx.com).

It should be noted that references to the Company's website in this Annual Report are provided as a convenience and do not constitute, and should not be deemed, an incorporation by reference of the information contained on, or available through, the website, and such information should not be considered part of this Annual Report.

ITEM 1A.   RISK FACTORS (U.S. dollars in millions, except per unit data)

Investing in our Common Stock involves a high degree of risk. You should carefully consider the information in this Annual Report, including the matters addressed under "Cautionary Statement Regarding Forward-Looking Statements" and the following risks before making an investment decision. If any of the following risks or uncertainties or any other risks or uncertainties of which we are currently unaware actually occur, or if any of our underlying assumptions prove to be incorrect, our business, financial condition and results of operations could be materially adversely affected. The trading price of our Common Stock could decline due to any of these risks, and you may lose all or part of your investment.

Risks Relating to Our Business

Our business depends on domestic capital spending by the oil and natural gas industry, and reductions in capital spending could have a material adverse effect on our business, financial condition and results of operations.

Our revenues are generated primarily from customers who are engaged in drilling for and production of oil and natural gas. Demand for services in the oil and natural gas industry is cyclical and subject to sudden and significant volatility, and we depend on our customers' willingness to make capital and operating expenditures to explore for, develop and produce oil and natural gas in the United States. The oil and gas industry experienced significant increases in activity in late 2021 and 2022 due to the recovery from the COVID-19 pandemic. Oil prices moderated in 2023 and 2024 and declined further in 2025 due to increased global supply, softer demand growth and broader macroeconomic uncertainty, with further price decreases in early 2026. U.S. natural gas prices declined materially in 2023 and reached multi-year lows in 2024 due to strong domestic production, elevated storage levels and relatively mild weather. During 2025, natural gas prices have begun to slowly recover, supported by production curtailments, incremental LNG export capacity and seasonal demand, although prices have remained volatile into early 2026. Oil and natural gas prices have been, and may remain, volatile, which impacts demand for our business. However, an unexpected slowdown in economic activity may result in lower capital expenditures, project modifications, delays or cancellations, general business disruptions, and delays in payment of, or nonpayment of, amounts that are owed to us, which could have a material adverse effect on our financial condition, results of operations and cash flows.

Over the past several years, an increasing number of E&P companies increased their focus on generating free cash flow; as a result, if oil prices drop or spending for activities exceeds amounts budgeted earlier in their fiscal years, many E&P companies will sharply curtail spending, which negatively impacts demand for our services. This practice has been commonly referred to as "budget exhaustion" in the industry. The lack of notice of budget exhaustion negatively impacts our hiring practices and operating efficiencies.

Additional factors over which we have no control that could affect our customers' willingness to undertake drilling, completion, production, and intervention spending activities include:
- the level of prices, and expectations about prices, for oil and natural gas;
- the level of domestic and global oil and natural gas production;
- the level of domestic and global oil and natural gas inventories;
- the availability, pricing and perceived safety of pipeline, trucking, train storage and other transportation capacity;
- the supply of and demand for oilfield services and equipment;
- lead times associated with acquiring equipment and availability of qualified personnel;
- the cost of exploring for, developing, producing and delivering oil and natural gas;
- the expected rates of decline in production from existing and prospective wells;

- the discovery rates of new oil and natural gas reserves;
- any prolonged reduction in the overall level of oil and natural gas E&P activities, whether resulting from changes in oil and natural gas prices or otherwise;
- uncertainty in capital and commodities markets and the ability of oil and natural gas E&P companies to raise equity capital and debt financing;
- federal, state and local regulation of hydraulic fracturing and other oilfield service activities, as well as E&P activities, including public pressure on governmental bodies and regulatory agencies to regulate the oil and gas industry;
- moratoriums on drilling activity resulting in a cessation of operation or a failure to expand operations;
- adverse weather conditions, including rain, tropical storms, hurricanes and severe cold weather, that can affect oil and natural gas operations over a wide area;
- oil refining capacity;
- merger and divestiture activity among oil and gas producers;
- the availability of water resources and suitable proppants in sufficient quantities and on acceptable terms for use in hydraulic fracturing operations;
- the availability, capacity and cost of disposal and recycling services for used hydraulic fracturing fluids;
- the political environment in oil and natural gas producing regions, including uncertainty or instability resulting from civil disorder, terrorism or war, such as the continuing conflicts in Ukraine, Iran and Israel and events in Venezuela;
- worldwide political, military and economic conditions;
- global or national health pandemics, epidemics or concerns, such as the COVID-19 pandemic, which reduced and may further reduce demand for oil and natural gas and related products due to reduced global or national economic activity;
- actions of the Organization of the Petroleum Exporting Countries ("OPEC"), its members and other state-controlled oil companies relating to oil and natural gas price and production levels, including announcements of potential changes to such levels;
- advances in exploration, development and production technologies or in technologies affecting energy consumption;
- stockholder activism or activities by non-governmental organizations to restrict the exploration, development and production of oil and natural gas;
- the potential acceleration of the energy transition and development of alternative fuels; and
- the price and availability of alternative fuels and energy sources.

The volatility of oil and natural gas prices may adversely affect the demand for our services and negatively impact our results of operations.

The demand for our services is primarily determined by current and anticipated oil and natural gas prices and the related levels of capital spending and drilling activity in the areas in which we have operations. Volatility or weakness in oil prices or natural gas prices (or the perception that oil prices or natural gas prices will decrease) affects the spending patterns of our customers and may result in the drilling of fewer new wells. This, in turn, could lead to lower demand for our services and may cause lower utilization of our assets. We have experienced, and may in the future experience, significant fluctuations in operating results as a result of the reactions of our customers to changes in oil and natural gas prices.

Historically, prices for oil and natural gas have been extremely volatile and are expected to continue to be volatile. During the past five years, West Texas Intermediate ("WTI") has ranged from a low of $47.47 per barrel ("Bbl") in January 2021 to a high of $123.64 per Bbl in March 2022. As of December 31, 2025, WTI closed at $57.26 per Bbl, a 21.0% decrease compared to the closing price of WTI on December 31, 2024. On February 2, 2026, WTI closed at $61.60 per Bbl.

Significant factors that are likely to affect commodity prices in current and future periods include, but are not limited to, price reductions or increased production by OPEC members and other oil exporting nations, the effect of U.S. energy, monetary and trade policies, U.S. and global economic conditions, U.S. and global political and economic developments, including initiatives introduced by the Trump Administration and resulting energy and environmental policies, war or other military conflict, including the continuing conflict between Russia and Ukraine, conditions in the Middle East and South America, including most recently in Iran

and Venezuela, and conditions in the U.S. oil and gas industry and the resulting demand for domestic land oilfield services.

If the prices of oil and natural gas continue to be volatile or decline, our business, financial condition and results of operations may be materially and adversely affected.

Our business may be adversely affected by a deterioration in general economic conditions or a weakening of the broader energy industry.

Although crude oil prices increased after the worst impacts of the COVID-19 pandemic, drilling activity in the United States has remained well below pre-pandemic levels for much of the recovery period. Active U.S. oil rigs—which peaked above pre-pandemic levels during earlier phases of the recovery—declined through 2023 and 2024 as operators focused on capital discipline and efficiency gains, and have stayed materially lower in 2025 and early 2026, with the active oil rig count generally near the low-to-mid 400s compared to higher counts earlier in the decade. Natural gas rig activity similarly has not returned to pre-pandemic drilling intensity, even as gas rigs have risen from their 2023 lows. We cannot assure you these conditions will not continue to exist throughout 2025. The risks associated with our business are more acute during periods of economic slowdown or recession because such periods may be accompanied by decreased spending by our customers. A prolonged period of economic slowdown and/or recession in the United States, particularly if coupled with a prolonged slowdown in the E&P industry, would materially and adversely impact our business, financial condition and results of operations.

The oil and gas industry has historically been both cyclical and seasonal. Activity levels historically have been driven primarily by E&P company capital spending, well completions and workover activity, the geological characteristics of the producing wells and their effect on the services required to commence and maintain production levels, and our customers' capital and operating budgets. All of these indicators are generally driven by commodity prices, which are affected by both domestic and global supply and demand factors. In particular, while U.S. oil and natural gas prices are correlated with global oil price movements, they are also affected by local markets, weather and consumption patterns.

Our results have been, and in the future may be, impacted by the uncertainty caused by an economic downturn, public health crises, geopolitical issues, including the ongoing conflict between Russia and Ukraine and recent developments in Venezuela and Iran, volatility or deterioration in the debt and equity capital markets, inflation, deflation or other adverse economic conditions that negatively affect us or parties with whom we do business resulting in a reduction in our customers' spending and their non-payment or inability to perform obligations owed to us, such as the failure of customers to honor their commitments or the failure of major suppliers to complete orders.

A continued recession or long-term market correction could further materially affect the value of our Common Stock, affect our access to capital and affect our business in the near and long-term. The borrowing base of our 2028 ABL Facility is dependent upon our receivables, which may be significantly lower in the future due to reduced activity levels or decreases in pricing for our services.

The industry in which we operate has undergone and may continue to undergo consolidation.

Some of our largest customers have consolidated in recent years and are using their size and purchasing power to achieve economies of scale and pricing concessions. This consolidation may result in reduced capital spending by E&P customers or the acquisition of one or more of our other primary customers, which may lead to decreased demand for our products and services. If we cannot maintain sales levels for customers that have consolidated or replace such revenue with increased business activities from other customers, this consolidation activity could have a significant negative impact on our business, financial condition and results of operations. We are unable to predict what effect consolidations in our industry may have on prices, capital spending by customers, selling strategies, competitive position, ability to retain customers or ability to negotiate favorable agreements with customers.

The loss of one or more of our larger customers could have a material adverse effect on our business, financial condition and results of operations. In addition, if a significant customer experiences liquidity constraints or other financial difficulties, it may be unable to make required payments to us or may seek to renegotiate contracts, which could adversely affect our liquidity and profitability.

We may be adversely affected by the effects of inflation.

The U.S. inflation rate has remained at an elevated level through year-end 2025, with official inflation rate of 2.9% per the Federal Reserve and 3.0% per the Bureau of Labor Statistics Producer Price Index. Inflation in wages, materials, parts, equipment and other costs has the potential to adversely affect our results of operations, cash flows and financial position by increasing our overall cost structure, particularly if we are unable to achieve commensurate increases in the prices we charge our customers for our products and services. In addition, the existence of inflation in the economy has resulted in higher interest rates, which could result in higher borrowing costs, supply shortages, increased costs of labor, weakening exchange rates and other similar effects. Sustained levels of high inflation caused the U.S. Federal Reserve and other central banks to increase interest rates several times in an effort to curb inflationary pressure on the costs of goods and services across the United States, including the significant increases in prevailing interest rates that occurred during 2022 and 2023 as a result of the 525 aggregate basis point increase in the federal funds rate, and the associated macroeconomic impact on slowdown in economic growth could negatively impact our business. While the Federal Reserve reduced benchmark interest rates by 100 basis points in late 2024 and by 75 basis points in 2025, no assurance can be given that such rate cuts will continue. To the extent elevated inflation remains, we may experience further cost increases for our operations, including labor costs and equipment. We cannot predict any future trends in the rate of inflation and a significant increase in inflation, to the extent we are unable to timely pass through the cost increases to our customers, would negatively impact our business, financial condition and results of operations.

We may be unable to maintain existing prices or implement price increases on our services.

Our ability to maintain our existing prices or to implement price increases depends on our customers' ability and willingness to pay such prices. As a result, and given the volatility in the market, we may not be successful in maintaining our existing prices or, in the future, implementing price increases. We cannot predict the magnitude or duration of volatility in oil and gas prices and therefore on the prices we charge our customers. Any inability to maintain our pricing or to increase our pricing from reduced levels could have a material adverse effect on our business, financial condition and results of operations.

There could also be pressure on our pricing and limitations on our ability to increase prices during future periods of increased market demand when a significant amount of new service capacity, including new well service rigs, wireline units and coiled tubing units, may enter the market. In periods of high demand for oilfield services, a tighter labor market may result in higher labor costs. During such periods, our labor costs could increase at a greater rate than our ability to raise prices. Also, we may not be able to successfully increase prices without adversely affecting our activity levels. Even if we are able to increase our prices in future periods, we may not be able to do so at a rate that is sufficient to offset any rising costs, which could have a material adverse effect on our business, financial condition and results of operations.

We have been expanding our available products and services in recent periods. Our inability to properly manage or support future expansion of our business may have a material adverse effect on our business, financial condition, and results of operations and could cause the market value of our Common Stock to decline.

We have been expanding our available products and services in recent periods and may continue to expand over time through the internal expansion of products and services and potential acquisitions. Any such expansion, if achieved, could place significant demands on our management team and our operational, administrative and financial resources. We may not be able to expand effectively or manage our expansion successfully, and the failure to do so could have a material adverse effect on our business, financial condition and results of operations and could cause the market value of our Common Stock to decline.

If we lose significant customers, significant customers materially reduce their purchase orders or significant programs on which we rely are delayed, scaled back or eliminated, our business, financial condition and results of operations may be adversely affected.

Our significant customers change from year to year, depending on the level of E&P activity and the use of our services. For the year ended December 31, 2025, no single customer accounted for more than 10% of our revenues. Our top five customers for the year ended December 31, 2025 together accounted for approximately 31% of our revenues. A reduction in purchases of our products and services by, or the loss of, one of our larger customers for any reason, such as the current industry conditions and economic downturn, insolvency of a customer, decreased production, changes in drilling practices, loss of a customer as a result of the acquisition of such customer by a purchaser who uses a competitor, in-sourcing by customers, a transfer of business to a competitor, or failure to adequately service our clients, could have a material adverse effect on our business, financial condition and results of operations.

We may be unable to effectively and efficiently manage our equipment fleet as we expand our business, which could have an adverse effect on our business, financial condition and results of operations.

We have substantially expanded the size, scope and nature of our business through past mergers and acquisitions, resulting in an increase in the breadth of our product offerings and an expansion of our business geographically. Business expansion places increasing demands on us to increase the inventories that we carry and/or our equipment fleet. We must anticipate demand well into the future in order to service our extensive customer base. The inability to effectively and efficiently manage our assets to meet the current and future needs of our customers, which may vary widely from what is originally forecast due to a number of factors beyond our control, including periods of adverse weather, difficult market conditions or slowdowns in oil and natural gas exploration in the various regions in which we operate, could have an adverse effect on our business, financial condition and results of operations.

Possible decreased revenues, difficulty in obtaining access to financing and increased funding costs we experience may be exacerbated by the geographic concentrations of our completion and production operations. We could experience any of these conditions at the same time, resulting in a relatively greater impact on our results of operations than they might have on other companies that have more geographically diversified operations. Such delays or interruptions could have a material adverse effect on our business, financial condition and results of operations.

Our past acquisition activity and any future acquisitions may not be successful in delivering expected performance post-acquisition, which could have a material adverse effect on our business, financial condition and results of operations.

Our business was created largely through a series of acquisitions, including the Greene's Acquisition. We regularly evaluate acquisition opportunities, frequently engage in acquisition discussions and conduct due diligence activities and, where appropriate, engage in acquisition negotiations, some of which could be material to us. Our ability to continue to achieve our goals may depend upon our ability to effectively identify attractive businesses, access financing sources on acceptable terms, negotiate favorable transaction terms and successfully integrate any businesses we acquire, achieve cost efficiencies and manage these businesses as part of our company.

Our acquisition and merger activities may involve unanticipated delays, costs and other problems. If we encounter unanticipated problems with one of our acquisitions, our senior management may be required to divert attention away from other aspects of our business. We may lose key employees and customers of the acquired and merged businesses, and we may be unable to commercially develop acquired technologies. With any future acquisition or merger, we may also risk entering markets in which we have limited prior experience. Additionally, we may fail to consummate proposed acquisitions or divestitures, after incurring expenses and devoting substantial resources, including management time, to such transactions. Acquisitions

also pose the risk that we may be exposed to successor liability relating to actions by an acquired company and its management before the acquisition. The due diligence we conduct in connection with an acquisition, and any contractual guarantees or indemnities that we receive from the sellers of acquired companies, may not be sufficient to protect us from, or compensate us for, actual liabilities that we assume or incur in connection with acquisitions we complete.

Additionally, depending upon the acquisition opportunities available, we also may need to raise additional funds through the capital markets or arrange for additional bank financing in order to consummate such acquisitions or to fund capital expenditures necessary to integrate such acquired businesses. The 2030 Senior Notes Indenture permits us to incur additional pari passu indebtedness of up to $150.0 within twelve months of the Refinancing (as defined below) to, among other things, consummate permitted acquisitions and investments, subject to the terms and conditions contained therein. Beyond twelve months, we may not be able to raise the substantial capital required for acquisitions and integrations on satisfactory terms, if at all. In addition, if we elect to utilize shares of Common Stock or other equity securities as consideration for one or more acquisitions or business combinations, such as we did in the Greene's Acquisition, or if we issue Common Stock or other equity securities in order to finance one or more acquisitions, existing stockholders of our company could experience dilution in the value of their securities, which could be material.

The process of integrating an acquired business may involve unforeseen costs and delays or other operational, technical and financial difficulties and may require a disproportionate amount of management attention and financial and other resources. Our failure to achieve consolidation savings, to incorporate the acquired businesses and assets into our existing operations successfully or to minimize any unforeseen operational difficulties could have a material adverse effect on our business, financial condition and results of operations. Furthermore, there is intense competition for acquisition opportunities in our industry. Competition for acquisitions may increase the cost of, or cause us to refrain from, completing acquisitions.

Risks Relating to Our Industry

Conservation measures and technological advances could reduce demand for oil and natural gas.

Fuel conservation measures, alternative fuel requirements, increasing consumer demand for or legislative incentives for alternatives to oil and natural gas, technological advances in fuel economy and energy generation devices could reduce demand for oil and natural gas. We cannot predict the impact of the changing demand for oil and natural gas services, and any major changes may have a material adverse effect on our business, financial condition and results of operations.

Our business involves many hazards and operational risks that could adversely affect our business, financial condition and results of operations.

Conditions inherent in the oil and natural gas industry can cause personal injury or loss of life, disruption or suspension in operations, damage to geological formations, damage to facilities, substantial revenue loss, business interruption and damage to, or destruction of, property, equipment and the environment. Our operations are subject to many hazards and risks, including the following:

* equipment defects;
* accidents resulting in serious bodily injury and the loss of life or property;
* damaged or lost equipment;
* liabilities from accidents or damage by our operators or equipment;
* pollution and other damage to the environment;
* well blowouts and the uncontrolled flow of natural gas, oil or other well fluids into or through the environment, including onto or into the ground or into the atmosphere, groundwater, surface water or an underground formation;
* fires, explosions and cratering;
* mechanical or technological failures;
* loss of well control;
* spillage handling and disposing of materials;
* collapse of the boreholes;
* adverse weather conditions; and
* failure of our employees to comply with our internal environmental, health and safety guidelines.

If any of these hazards materialize, they could result in the suspension of operations, termination of contracts without compensation, damage to or destruction of our equipment and the property of others, or injury or death to our personnel or third parties and could expose us to substantial liability or losses. Although we customarily include a waiver of consequential damages in our customer contracts, defects or other performance problems in the services or products we offer could result in our customers seeking to invalidate such waiver and seek damages from us for losses associated with these defects or other performance problems. The frequency and severity of such incidents will affect operating costs, insurability and relationships with customers, employees and regulators. Our customers may elect not to purchase our services if they view our safety record as unacceptable or otherwise experience material defects in our products or performance problems, which could cause us to lose customers and substantial revenue, and any litigation or claims, even if fully indemnified or insured, could negatively affect our reputation with our customers and the public and make it more difficult for us to compete effectively or obtain adequate insurance in the future. In addition, these risks may be greater for us upon the acquisition of another company that has not allocated significant resources and management focus to safety and has a poor safety record.

We maintain what we believe is customary and reasonable insurance to protect our business against most potential losses, but we are not fully insured against all risks inherent in our business and such insurance may not be adequate to cover our liabilities, especially as the inherent risks in our operations increase with increasing well complexity. For example, although we are insured for environmental pollution resulting from certain environmental accidents that occur on a sudden and accidental basis, we may not be insured against all environmental accidents or events that might occur, some of which may result in toxic tort claims. If a significant accident or event occurs for which we are not adequately insured, it could adversely affect our financial condition and results of operations. Furthermore, we may not be able to maintain or obtain insurance of the type and amount we desire at reasonable rates. As a result of market conditions, premiums and deductibles for certain of our insurance policies may substantially increase. In some instances, certain insurance could become unavailable or available only for reduced amounts of coverage.

Our insurance has deductibles or self-insured retentions and contains certain coverage exclusions. The current trend in the insurance industry is towards larger deductibles and self-insured retentions. In addition, insurance may not be available in the future at rates that we consider reasonable and commercially justifiable, compelling us to have larger deductibles or self-insured retentions to effectively manage expenses. As a

result, we could become subject to material uninsured liabilities or situations where we have high deductibles or self-insured retentions that expose us to liabilities that could have a material adverse effect on our business, financial condition and results of operations.

Competition among oilfield service and equipment providers is affected by each provider's reputation for safety and quality.

Our activities are subject to a wide range of national, state and local occupational health and safety laws and regulations. In addition, customers maintain their own compliance and reporting requirements. Failure to comply with these health and safety laws and regulations, or failure to comply with our customers' compliance or reporting requirements, could tarnish our reputation for safety and quality and have a material adverse effect on our competitive position, business, financial condition and results of operations.

Increased labor costs, the unavailability of skilled workers or labor-related litigation could hurt our business, financial condition and results of operations.

We are dependent upon a pool of available skilled employees to operate and maintain our business. We compete with other oilfield services businesses and other similar employers to attract and retain qualified personnel with the technical skills and experience required to provide the highest quality service. The demand for skilled workers is high and the supply is limited, and a shortage in the labor pool of skilled workers or other general inflationary pressures or changes in applicable laws and regulations could make it more difficult for us to attract and retain personnel and could require us to enhance our wage and benefits packages, which could increase our operating costs.

Although our employees are not covered by a collective bargaining agreement, union organizational efforts could occur and, if successful, could increase our labor costs. A significant increase in the wages paid by competing employers or the unionization of groups of our employees could result in increases in the wage rates that we must pay. Likewise, laws and regulations to which we are subject, such as the Fair Labor Standards Act, which governs such matters as minimum wage, overtime and other working conditions, can increase our labor costs or subject us to liabilities to our employees. Our operations are also exposed to risks of claims for alleged employment-related liabilities, including risks of claims related to alleged wrongful termination or discrimination, wage payment practices, retaliation claims and other human resource related matters. We cannot assure you that labor costs will not increase. Increases in our labor costs or unavailability of skilled workers could impair our capacity, diminish our profitability and have a material adverse effect on our business, financial condition and results of operations.

In recent years, oilfield services companies have been the subject of a significant volume of wage and hour-related litigation, including claims brought under the Fair Labor Standards Act, in which employee pay practices have been challenged. We have previously been named as defendants in these lawsuits, and we do not maintain insurance for alleged wage and hour-related litigation. The frequency and significance of wage or other employment-related claims may affect expenses, costs and relationships with employees and regulators. Additionally, we could become subject to material uninsured liabilities that could have a material adverse effect on our business, financial condition and results of operations.

We operate in highly competitive markets and our failure to compete effectively may negatively impact our business, financial condition and results of operations.

The markets in which we operate are highly competitive. Price competition, equipment availability, location and suitability, experience of the workforce, safety records, reputation, operating integrity and the condition of equipment are all factors used by customers in awarding contracts. Our competitors are numerous and may have greater financial and technological resources than we do. Contracts are traditionally awarded on the basis of competitive bids or direct negotiations with customers. The competitive environment has intensified as mergers among E&P companies have reduced the number of available customers and may further increase if E&P company bankruptcies further reduce the number of available customers or our existing and potential customers may develop their own service businesses. The fact that certain oilfield services

equipment is mobile and can be moved from one market to another in response to market conditions heightens the competition in the industry. In addition, any increase in the supply of hydraulic fracturing fleets could have a material adverse impact on market prices. This increased supply could also require higher capital investment to keep our services competitive.

Some of our competitors may have greater financial, technical, marketing and personnel resources than we do. The larger size of many of our competitors provides them with cost advantages as a result of their economies of scale and their ability to obtain volume discounts and purchase raw materials at lower prices. As a result, such competitors may have stronger bargaining power with their suppliers and have an advantage over us in pricing as well as securing a sufficient supply of raw materials during times of shortage. Many of our competitors also have better brand name recognition, stronger presence in certain geographic markets, more established distribution networks, larger customer bases, more in-depth knowledge of the target markets, and the ability to provide a much broader array of services. Some of our competitors may also be able to devote greater resources to the R&D, promotion and sale of their services and products and better withstand the evolving industry standards and changes in market conditions as compared to us. Our operations may be adversely affected if our competitors introduce new products or services with better features, performance, prices or other characteristics than our products and services or expand into service areas where we operate. Our operations may also be adversely affected if our competitors are able to respond more quickly to new or emerging technologies and services and changes in customer requirements. Our future success and profitability will partly depend upon our ability to keep pace with our customers' demands for awarding contracts.

The competitive pressures described herein, and any others we may not currently be aware of, could reduce our market share or require us to reduce the price of our services and products, particularly during industry downturns, either of which could harm our business, financial condition and results of operations. Significant increases in overall market capacity have also caused active price competition and led to lower pricing and utilization levels for our services and products. Any significant future increase in overall market capacity for completion, intervention and production services may adversely affect our business, financial condition and results of operations.

Seasonal and adverse weather conditions adversely affect demand for services and operations.

Weather has a significant impact on demand as consumption of energy is seasonal, and any variation from normal weather patterns, such as cooler or warmer summers and winters, can have a significant impact on demand. Adverse weather conditions, including rain, tropical storms, hurricanes, tornadoes and severe cold weather, have in the past and may in the future interrupt or curtail operations, our customers' operations, cause supply disruptions and result in a loss of revenue and damage to our equipment and facilities, which may or may not be insured. Specifically, we typically have experienced a pause by our customers around the holiday season in the fourth quarter, which may be compounded as our customers exhaust their annual capital spending budgets towards year end. Additionally, our operations are directly affected by weather conditions, which can severely disrupt the normal operation of our business and adversely impact our financial condition and results of operations. During the winter months (first and fourth quarters) and periods of heavy snow, ice or rain, particularly in the northeastern U.S., Colorado, North Dakota and Wyoming, our customers may delay operations or we may not be able to operate or move our equipment between locations. Also, during the spring thaw, which normally starts in late March and continues through June, some areas impose transportation restrictions to prevent damage. In addition, throughout the year heavy rains adversely affect activity levels, as dirt access roads can become impassible in wet conditions and well locations become inaccessible. These locations and activities are susceptible to the physical effects of climate change, such as increased frequency or severity storm systems, hurricanes, droughts, floods, extreme winter weather, or geologic/geophysical conditions.

Risks Relating to Financial Considerations

We have operated at a loss, and there is no assurance of our profitability in the future.

We have experienced periods of low demand for our services and have incurred operating losses. Although there have been improvements in profitability, we still had a net loss during the most recent period. We serve customers who are involved in drilling for and production of oil and natural gas. Demand for services in the oil and natural gas industry is cyclical and has experienced significant downturns in recent years, which have significantly affected the performance of our business. Additional adverse developments affecting this industry could have a material adverse effect on our business, financial condition and results of operations. We may not be able to sufficiently reduce our costs or increase our revenues to achieve profitability and generate positive operating income. We may incur further operating losses and experience negative operating cash flow, which may be significant.

Our assets require capital for maintenance, upgrades and refurbishment, and we may require capital expenditures for new equipment.

Our equipment requires periodic capital investment in maintenance, upgrades and refurbishment to maintain its competitiveness. The costs of components and labor have increased in the past and may increase in the future with increases in demand, which will require us to incur additional costs to upgrade any equipment we may acquire in the future. Our equipment typically does not generate revenue while it is undergoing maintenance, refurbishment or upgrades. Any maintenance, upgrade or refurbishment project for our assets could increase our indebtedness or reduce cash available for other opportunities. Further, such projects may require proportionally greater capital investments as a percentage of total asset value, which may make such projects difficult to finance on acceptable terms. To the extent we are unable to fund such projects, we may have less equipment available for service or our equipment may not be attractive to potential or current customers. Moreover, if challenging business conditions in the energy sector occur for a prolonged period, we may be unable to make capital investments. Additionally, competition or advances in technology within our industry may require us to update our products and services. Such demands on our capital or reductions in demand and the increase in cost to maintain labor necessary for such maintenance and improvement, in each case, could have a material adverse effect on our business, financial condition and results of operations.

The 2030 Senior Notes Indenture and the 2028 ABL Facility have significant financial and operating restrictions that may have an adverse effect on our business, financial condition and results of operations. A failure to comply with the obligations contained in any such agreement governing our indebtedness could result in an event of default under such agreement, which could permit acceleration of the related debt, enforcement against any liens securing the related debt and acceleration of debt under other instruments that may contain cross acceleration or cross default provisions. We may not have, or may not be able to obtain, sufficient funds to make any required accelerated payments.

The 2028 ABL Facility includes financial, operating and negative covenants that limit our ability to incur indebtedness, to create liens or other encumbrances, to make certain payments and investments, including dividend payments, to engage in transactions with affiliates, to engage in sale/leaseback transactions, to guarantee indebtedness and to sell or otherwise dispose of assets and merge or consolidate with other entities. It also includes a covenant to deliver annual audited financial statements that are not qualified by a "going concern" or like qualification or exception. A failure to comply with the obligations contained in the 2028 ABL Facility could result in an event of default, which could permit acceleration of the debt, termination of undrawn commitments and enforcement against any liens securing the debt.

The 2030 Senior Notes Indenture contains certain financial covenants that include (i) a maximum total net leverage ratio of not greater than 4.50 to 1.0 for the test periods ending March 31, 2025 through December 31, 2025, stepping down to 4.00 to 1.0 for the test periods ending March 31, 2026 through December 31, 2026, 3.50 to 1.0 for the test periods ending March 31, 2027 through December 31, 2027, 3.00 to 1.0 for the test periods ending March 31, 2028 through December 31, 2028, and 2.50 to 1.0 for each test period thereafter and (ii) restrictions on making net capital expenditures in any test period in excess of the greater of (x) $65.0 in the aggregate or (y) 7% of revenues during such test period. As of December 31, 2025, the Company was in compliance with its debt covenants under the 2030 Senior Notes.

The 2030 Senior Notes Indenture also restricts, among other things, the Company's ability to incur indebtedness and liens, pay dividends or make other distributions, make certain other restricted payments or investments, sell assets, enter into restrictive agreements, enter into transactions with the Company's affiliates, and merge or consolidate with other entities or convey, transfer or lease all or substantially all of the Company's properties and assets to another person, which, in each case, is subject to certain limitations and exceptions. The 2030 Senior Notes Indenture also contains customary events of default including, among other things, the failure to pay interest for three business days, failure to pay principal when due, failure to observe or perform any other covenants or agreement in the 2030 Senior Notes Indenture subject to grace periods, cross-acceleration to indebtedness with an aggregate principal amount in excess of $7.5, material impairment of liens, failure to pay certain material judgments and certain events of bankruptcy.

On March 6, 2026, the requisite holders agreed to execute the First Amendment to the 2030 Senior Notes Indenture (the "First Amendment to the Indenture") to provide financial covenant relief in the form of (i) extending the period for which the maximum total net leverage ratio covenant is tested at 4.50 to 1.0 through and including the testing period ending March 31, 2027, stepping down to 3.50 to 1.0 for the testing periods ending June 30, 2027 through and including March 31, 2028, to 3.00 to 1.0 for the testing periods ending June 30, 2028 through and including March 31, 2029, and to 2.50 to 1.0 for the testing periods ending June 30, 2029 and thereafter, (ii) a temporary holiday to exclude capital lease obligations as indebtedness for the purposes of determining compliance with the maximum total net leverage ratio covenant for the testing periods ending December 31, 2025 through and including March 31, 2027 and (iii) clarifying that proceeds from our ATM Offering program may be applied as an equity cure. The First Amendment to the Indenture also establishes additional debt and lien baskets to permit the issuance of letters of credit by third parties for the Company's account in favor of insurers in connection with a $6.7 substitute insurance collateral facility.

There is no certainty that, following the First Amendment to the Indenture, we will continue being able to comply with our covenants or that we will be able to obtain future amendments in the event we are unable to comply with our covenants. In the event of a covenant breach that is not waived, the noteholders could declare an event of default under the 2030 Senior Notes Indenture. If an event of default occurs, the controlling noteholders under the 2030 Senior Notes Indenture would be entitled to accelerate any outstanding indebtedness and enforce liens securing our obligations under the 2030 Senior Notes. Further, the acceleration of indebtedness under the 2030 Senior Notes could cause an event of default under our 2028 ABL Facility, entitling the requisite lenders of the 2028 ABL Facility to accelerate our indebtedness in respect thereof, terminate all undrawn commitments and enforce liens securing our obligations under the 2028 ABL Facility. If our lenders or noteholders accelerate our obligations under the affected debt agreements, we may not have sufficient liquidity to repay all of our outstanding indebtedness then due and payable.

We have substantial indebtedness, and our ability to repay such indebtedness as it becomes due will depend on our future operating performance.

We have substantial indebtedness. As of December 31, 2025, we had total outstanding long-term indebtedness of $258.3, comprised of $36.0 in outstanding borrowings under our 2028 ABL Facility and $222.3 in net principal amount of 2030 Senior Notes. Our 2028 ABL Facility matures in 2028. See Item 8. Note 6 - Long Term Debt for more information. Under the terms of the 2030 Senior Notes Indenture, we are required to make quarterly redemptions of our 2030 Senior Notes in an amount equal to two percent per annum of all 2030 Senior Notes outstanding as of the prior interest payment date, which will require us to dedicate all or a substantial portion of cash from operations to fund such redemptions. Our ability to pay the principal and interest on our debt as it becomes due, including the quarterly redemptions of the 2030 Senior Notes, and to satisfy our other liabilities will depend on our future operating performance. Our future operating performance will be affected by prevailing economic and political conditions, the level of drilling, completion, production and intervention services activity for North American onshore oil and natural gas resources, the willingness of capital providers to lend to our industry and other financial and business factors, many of which are beyond our control.

Our ability to refinance our debt will depend on the condition of the public and private debt markets and our financial condition at such time, among other things. Any refinancing of our debt could be at higher interest rates and may require us to comply with covenants, which could further restrict our business operations. A rising interest rate environment could have an adverse impact on the price of our shares, or our ability to issue equity or incur debt to refinance our existing indebtedness, for acquisitions or other purposes. In addition, incurring additional debt in excess of our existing outstanding indebtedness would result in increased interest expense and financial leverage, and issuing Common Stock may result in dilution to our current stockholders.

Our 2028 ABL Facility matures on March 7, 2028 and we intend to work with our existing lenders or other sources of capital to refinance the 2028 ABL Facility as well as our 2030 Senior Notes. If we are unable to refinance the 2028 ABL Facility as planned and uncertainty around our ability to refinance our existing long-term debt still exists, that could result in our auditors issuing a "going concern" or like qualification or exception as early as our audit opinion with respect to the year ending December 31, 2026.

In light of our substantial leverage position, as market conditions warrant and subject to our contractual restrictions, liquidity position and other factors, we are evaluating several alternatives for deleveraging including debt for equity exchanges, non-core asset sales or other potential transactions to recapitalize, refinance or otherwise restructure our capital structure. Some of these alternatives may require the consent of current lenders, stockholders or noteholders, and there is no assurance that we will be able to execute any of these alternatives on acceptable terms or at all.

To service and repay our debt as it becomes due, we may be forced to sell assets or take other disadvantageous actions, including (1) reducing financing in the future for working capital, capital expenditures and other general corporate purposes and (2) dedicating an unsustainable level of our cash flow from operations to the payment of principal and interest on our indebtedness. The lenders or other investors who hold debt that we fail to service or on which we otherwise default could also accelerate amounts due, which could in such an instance potentially trigger a default or acceleration of other debt we may incur.

Our significant level of indebtedness may limit our ability to borrow additional funds or capitalize on acquisition or other business opportunities.

Our leverage and the restrictions and obligations contained in the 2030 Senior Notes Indenture and the 2028 ABL Facility and any agreements governing future indebtedness may reduce our ability to incur additional indebtedness, engage in certain transactions or capitalize on acquisition or other business opportunities. If our future cash flows and available borrowings under our 2028 ABL Facility are insufficient to fund our operating expenses, we may be forced to consider additional financing alternatives. If debt and equity capital or alternative financing plans are not available on favorable terms or at all, we may be required to get the necessary consents to amend the terms of our debt to allow us to pursue additional financing alternatives. Our ability to request borrowings for the working capital or general corporate purposes under the 2028 ABL Facility is subject to satisfaction of certain customary conditions, including representations and warranties, no default or event of default, and the amount of requested borrowing not exceeding the lesser of the aggregate commitments thereunder and the borrowing base then in effect.

Our indebtedness and other financial obligations and restrictions could have financial consequences. For example, they could:

- increase our vulnerability to adverse economic and industry conditions;

- require us to dedicate a substantial portion of cash from operations to the payment of debt service, including making mandatory quarterly redemptions of the 2030 Senior Notes, thereby reducing the availability of cash to fund working capital, capital expenditures and other general corporate purposes;

- limit our ability to obtain additional financing for working capital, capital expenditures, general corporate purposes or acquisitions;

- place us at a disadvantage compared to our competitors that are less leveraged;

- limit our flexibility in planning for, or reacting to, changes in our business and in our industry; and

- make us vulnerable to increases in interest rates with respect to the outstanding 2030 Senior Notes and amounts borrowed under our 2028 ABL Facility.

We may experience future impairment charges.

To conduct our business operations and execute our strategy, we acquire tangible and intangible assets, which affect the amount of future period amortization expense and possible impairment expense that we may incur. The risk of impairment may be heightened for the duration of the current industry conditions, which may persist for a prolonged period. The determination of the value of such intangible assets requires management to make estimates and assumptions that affect our financial statements. As part of our strategy, we may make additional acquisitions, which may result in the addition of duplicative assets. In the event such an acquisition results in the combined assets of our Company and the acquired assets being in excess of any reasonable forecast of future need, the excess portion of the book value of these assets may be judged to be impaired. In accordance with Accounting Standards Codification ("ASC") Topic 360, Property, Plant, and Equipment, we assess potential impairment to long-lived assets (property and equipment and amortized intangible assets) when there is evidence that events or changes in circumstances indicate that the carrying amount of an asset may not be recovered. Our judgment regarding the existence of impairment indicators and future cash flows related to intangible assets is based on operational performance of our acquired businesses, expected changes in the global economy, oil and gas price and industry projections, discount rates and other judgmental factors. We would be required to record any such impairment losses resulting from any such test as a charge to operating results. To perform the annual assessment, we utilize a combination of income and market-based approaches to value the reporting units. The income approach to valuation relies on a discounted cash flow analysis to determine the fair value of each reporting unit, which considers forecasted cash flows discounted at an appropriate discount rate. The discount rate is an estimate of the overall after-tax rate of return required by a market participant, whose weighted average cost of capital includes both equity and debt, including a risk premium. Any future impairment loss could have a material non-cash adverse impact on our results of operations.

Customer payment delays of outstanding receivables and customer bankruptcies could have a material adverse effect on our liquidity, results of operations, and consolidated financial condition.

We often provide credit to our customers for our services and we are, therefore, subject to the risk of our customers delaying or failing to pay outstanding invoices. Although we monitor individual customer financial viability in granting such credit arrangements and maintain reserves we believe are adequate to cover exposure for doubtful accounts, in weak economic environments, customers' delays and failures to pay often increase due to, among other reasons, a reduction in our customers' cash flow from operations and their access to credit markets. If our customers delay or fail to pay a significant amount of outstanding receivables, it could reduce our availability under our 2028 ABL Facility or otherwise have a material adverse effect on our liquidity, financial condition, results of operations and cash flows.

Some of our customers have entered bankruptcy proceedings in the past, and certain of our customers' businesses face financial challenges that put them at risk of future bankruptcies. Customer bankruptcies could delay or in some cases eliminate our ability to collect accounts receivable that are outstanding at the time the customer enters bankruptcy proceedings. We are also at risk that we may be required to refund amounts collected from a customer during the period immediately prior to that customer's bankruptcy filing, and the amount we ultimately collect from the customer's bankruptcy estate may be significantly less. Customer bankruptcies may also reduce our availability under our 2028 ABL Facility. Although we maintain reserves for potential customer credit losses, customer bankruptcies could result in unanticipated credit losses. As a result, if one or more of our customers enter bankruptcy proceedings, particularly our larger customers or those to whom we have greater credit exposure, it could have a material adverse impact on our liquidity, operating results and financial condition.

Risks Relating to Third Parties

Shortages or increases in the costs of the equipment we use in our operations could adversely affect our operations in the future.

We generally do not have specialized tools, trucks or long-term contracts in place that provide for the delivery of equipment, including, but not limited to, replacement parts and other equipment. We could experience delays in the delivery of the equipment that we have ordered and its placement into service due to factors that are beyond our control. Demand by other oilfield services companies and numerous other factors beyond our control could either adversely affect our ability to procure equipment that we have not yet ordered or cause the prices of such equipment to increase. Price increases, delays in delivery and interruptions in supply may require us to increase capital and repair expenditures and incur higher operating costs. Each of these could have a material adverse effect on our business, financial condition and results of operations.

We are dependent on a small number of suppliers for key goods and services that we use in our operations.

We do not have long-term contracts with third-party suppliers of many of the goods and services used in large volumes in our operations, including manufacturers of technical services equipment and fishing tools, wireline perforating guns and charges and other tools and equipment used in our operations. If demand for goods and services exceeds supply, such as from disruptions to the supply chain or supplier bankruptcies, the availability of certain goods and services used in our industry decreases and the price of such goods and services increases. We are dependent on a small number of suppliers for key goods and services. During the year ended December 31, 2025, based on total purchase cost, our ten largest suppliers of goods and services represented approximately 23% of all such purchases. Our reliance on such suppliers could increase the difficulty of obtaining such goods and services in the event of a disruption to the supply chain or upon a bankruptcy of one or more of these suppliers or upon a shortage in our industry. Price increases, delays in delivery and interruptions in supply may require us to incur higher operating costs. Each of these could have a material adverse effect on our business, financial condition and results of operations.

We rely on a limited number of third parties for sand, proppant and chemicals, and delays in deliveries of such materials, increases in the cost of such materials or our contractual obligations to pay for materials that we ultimately do not require could harm our business, results of operations and financial condition.

We have established relationships with a limited number of suppliers of our raw materials (such as sand, proppant and chemical additives). Should any of our current suppliers be unable to provide the necessary materials or otherwise fail to deliver the materials in a timely manner and in the quantities required, any resulting delays in our ability to provide our services could have a material adverse effect on our ability to compete, business, financial condition and results of operations. While we believe that we will be able to make satisfactory alternative arrangements in the event of any interruption in the supply of these materials and/or products by one of our suppliers, we may not always be able to make alternative arrangements. In addition, certain materials for which we do not currently have long-term supply agreements could experience shortages and significant price increases in the future. Increasing costs of such materials may negatively impact demand for our services or the profitability of our business operations. In the past, our industry faced sporadic proppant shortages associated with hydraulic fracturing operations requiring work stoppages, which adversely impacted the operating results of several competitors. We may not be able to mitigate any future shortages of materials, including proppant, and our results of operations, prospects and financial condition could be adversely affected. Furthermore, to the extent our contracts require us to purchase more materials, including proppant, than we ultimately require, we may be forced to pay for the excess amount under "take or pay" contract provisions.

An increase in the cost of proppant as a result of increased demand or a decrease in the number of proppant providers as a result of consolidation could increase our cost of an essential raw material in hydraulic stimulation and have a material adverse effect on our business, financial condition and results of operations.

If suppliers are unable to supply us with the products used in our operations in a timely manner, in adequate quantities and/or at a reasonable cost, we may be unable to meet the demands of our customers, which could have a material adverse effect on our business, financial condition and results of operations.

We depend on third-party companies to support our operations through the timely supply of products. Our suppliers may experience capacity constraints that may result in their inability to supply us with products in a timely fashion, with adequate quantities or at a desired price. Factors affecting suppliers can include labor disputes, general economic issues, and changes in raw material and energy costs. Natural disasters such as earthquakes or hurricanes, as well as political instability, global or national health pandemics, epidemics or concerns, such as the COVID-19 pandemic, and terrorist activities, may negatively impact the production or delivery capabilities of our suppliers as well. These factors could lead to increased prices and/or the unfavorable allocation of products by our suppliers, which could reduce our revenues and profit margins and harm our customer relations. Significant disruptions in our supply chain could negatively impact our business, financial condition and results of operations.

Risks Relating to Technology and Intellectual Property

Our inability to develop, obtain, maintain or implement new technology may cause us to become less competitive.

The energy services industry is subject to the introduction of new drilling, completion and well intervention techniques using new technologies, some of which may be subject to patent protection or costly to obtain. As our competitors and others use or develop new technologies in the future, we may be placed at a competitive disadvantage if we fail to keep pace with technological advancements within our industry. If we cannot obtain patents or other protections for the intellectual property rights in our technology, it may not be economical for us to continue to develop systems, services, and technologies to meet evolving industry requirements at prices acceptable to our customers. Furthermore, we may face competitive pressure to implement or acquire certain new technologies at a substantial cost. Some of our competitors are large national and multinational companies that may have greater financial, technical, manufacturing, marketing and personnel resources which may allow them to develop technological advantages and implement new systems, services and technologies before we can. These large national and multinational companies may also have a larger number of manufacturers for their products or ability to manufacture their own products. We may not be able to implement these new technologies on a timely basis or at an acceptable cost, and as our competitors and others use or develop new or comparable technologies in the future, we may lose market share or be placed at a competitive disadvantage. New technology could also make it easier for our oil and natural gas E&P customers to vertically integrate their operations, thereby reducing or eliminating their need for our services. Thus, limits on our ability to effectively use and implement new and emerging technologies may have a material adverse effect on our business, financial condition or results of operations.

We currently rely on a limited number of manufacturers for the production of the proprietary products used in the provision of our products and services. Termination of the manufacturing relationship with any of these manufacturers could affect our ability to provide such products and services to our customers. Although we believe other alternate sources of supply for our proprietary products exist, we would need to establish relationships with new manufacturers, which could potentially involve significant expense, delay or potential changes to certain product components. Any interruptions to the supply of any of our key products could have a material adverse effect on our financial condition, business, or results of operations.

Our success may be affected by our ability to use and protect our proprietary technology as well as our ability to enter into license agreements.

Our success may be affected by our development and implementation of new product designs and improvements and by our ability to protect, obtain and maintain intellectual property assets related to these developments. We rely on a combination of patents and trade secrets to protect our proprietary technology. We have received patents and have filed patent applications with respect to certain aspects of our technology in the U.S. and international jurisdictions. In addition to seeking patent protection, we also protect our proprietary technology with other protective measures, including through a combination of trade secrets and employee and third-party non-disclosure agreements. We cannot assure you that our competitors or other third parties will not infringe upon, misappropriate, violate or challenge our intellectual property rights in the future. Further, we cannot assure you that our intellectual property rights will deter or prevent competitors from creating similar products or services. Any failure to adequately protect or enforce our intellectual property rights could have a material adverse effect to our business, financial condition or results of operations.

Moreover, our rights in our confidential information, trade secrets and confidential know-how cannot prevent third parties from independently developing similar technologies. Publicly available information (e.g., information in issued patents, published patent applications and scientific literature) may be used by third parties to independently develop similar technology, and we cannot provide assurance that this independently developed technology will not be equivalent or superior to our proprietary technology. In addition, while we have patented some of our key technologies, we do not seek patent protection for all of our proprietary technology, even if such technology is patentable. The process of maintaining, monitoring and enforcing patent protection can be long and expensive. There is also no assurance that patents will be issued from our currently pending or future applications or that, if patents are issued, they will be of sufficient scope to provide meaningful protection or any commercial advantage to us. Further, with respect to exclusive third-party intellectual property arrangements, existing arrangements could be terminated and future arrangements may not be available on commercially acceptable terms, if at all, which could result in a material adverse effect on our financial condition, business or results of operations.

We may be adversely affected by disputes regarding intellectual property rights and the value of our intellectual property rights is uncertain.

We may become involved in claims, litigation or dispute resolution proceedings from time to time to maintain, protect or enforce our intellectual property rights against potential third-party infringers, which could be costly and time-consuming. Moreover, in these dispute resolution proceedings, a defendant or opposing third party may assert claims, defenses, counterclaims and countersuits that attack the validity or enforceability of our intellectual property rights, and/or allege that that our business, services, or products infringe, impair, misappropriate, dilute or otherwise violate their intellectual property rights. We may not prevail in any such dispute resolution proceedings, and our intellectual property rights may be found invalid or unenforceable, or our products and services may be found to infringe, impair, misappropriate, dilute or otherwise violate the intellectual property rights of others. The results or costs of any such dispute resolution proceedings may have an adverse effect on our business, financial condition or results of operations. Any dispute resolution proceeding concerning intellectual property could be protracted and costly, is inherently unpredictable and could have an adverse effect on our business, financial condition or results of operations, regardless of its outcome.

Additionally, if we discover or a legal authority finds that our technologies infringe intellectual property rights of third parties, we may need to obtain licenses from these parties or substantially re-engineer our technologies in order to avoid infringement. We may not be able to obtain the necessary licenses on acceptable terms, or at all, or be able to re-engineer our technologies successfully. Also, as a part of resolving such disputes, we may need to enter into cross-licenses, which could reduce the value of our intellectual property rights. If our inability to obtain required licenses for certain technologies or products prevents us from using the infringed technologies or products, our business, financial condition and results of operations could be materially adversely impacted.

Our operations rely on an extensive network of IT systems and a failure to maintain, upgrade and protect such systems could adversely impact our business, financial condition and results of

operations. Our operations are subject to cybersecurity risks that could have a material adverse effect on our business, financial condition and results of operations.

IT plays a crucial role in all of our operations. To remain competitive, our hardware, software and related services must properly and efficiently interact with our suppliers' and customers' products, services and technology, record and process our financial transactions accurately, and obtain accurate and timely data and information to enable our analysis of trends and plans and the execution of our strategies. At the same time, cyber incidents have increased in frequency and severity. A cyber incident could be caused by malicious insiders or third parties using sophisticated, targeted methods to circumvent firewalls, encryption, and other cybersecurity defenses, including hacking, fraud, trickery, or other forms of deception. Emerging artificial intelligence technologies may improve or expand the capabilities of malicious third parties in a way we cannot predict at this time, including being used to develop new hacking tools, exploit vulnerabilities, obscure malicious activities and increase the difficulty detecting threats. The U.S. government has issued public warnings that indicate that energy assets might be specific targets of cybersecurity threats. Our IT systems, and networks, and those of our vendors, suppliers and other business partners, are subject to possible breaches and other threats that could cause us harm. The increase in companies and individuals working remotely has increased the risk of cyberattacks and potential cybersecurity incidents, both deliberate attacks and unintentional events. Despite our security measures, our IT systems may become the target of cyberattacks or security breaches (including employee error, malfeasance or other breaches), which could result in the theft or loss of sensitive data, misappropriation of assets, disruption of transactions and reporting functions, our ability to protect confidential information and our financial reporting.

Moreover, we may not be able to anticipate, detect or prevent cyberattacks or security breaches, particularly because the methodologies used by attackers change frequently or may not be recognized until such attack is underway, and because attackers are increasingly using technologies specifically designed to circumvent cybersecurity measures and avoid detection. In addition, as technologies evolve, and cyberattacks become increasingly sophisticated, we may incur significant costs to modify, upgrade or enhance our security measures to protect against such cyberattacks and we may face difficulties in fully anticipating or implementing adequate security measures or mitigating potential harm. To date, we have not experienced any material losses relating to cyberattacks; however, there can be no assurance that we will not suffer such losses in the future. If our IT systems for protecting against cybersecurity risks are inadequate, we could be adversely affected by, among other things, loss or damage of intellectual property, proprietary information, or customer data; interruption of business operations; reputational harm; or additional costs to prevent, respond to, or mitigate cybersecurity attacks.

We are subject to various laws related to cybersecurity requirements, which are continuing to develop and evolve at a rapid pace. We may not be able to monitor and react to all legal developments in a timely manner. As legislation continues to develop and cyber incidents continue to evolve, we will likely be required to expend additional resources to continue to modify or enhance our protective measures, or to investigate and remediate any vulnerability to cyber incidents in order to comply with such laws. Likewise, our business involves the collection, use, and processing of personal data of our employees, contractors, suppliers, and service providers, and such collection, use and processing is subject to a changing landscape of data privacy laws, rules and regulations. These data privacy laws are not uniform and as the privacy legal landscape continues to develop, we will likely be required to expend significant resources to continue to modify or enhance our compliance measures to comply with such laws, rules and regulations. Any failure or perceived failure by us or our third-party service providers to comply with such data privacy laws, rules and regulations, or any security compromise that results in the unauthorized access, improper disclosure, or misappropriation of personal data or other customer data, could result in significant liabilities, negative publicity or reputational harm. Our systems and insurance coverage for cyber incidents, including deliberate attacks, may not be sufficient to cover all of the losses we may experience as a result of such cyberattacks. These risks could have a material adverse effect on our business, financial condition, reputation or results of operations. See "Item 1C. Cybersecurity" for additional information on our cybersecurity risk management, strategy and governance.

Risks Relating to Government Regulation and Legal Matters

Oilfield anti-indemnity provisions enacted by many states may restrict or prohibit a party's indemnification of us.

We typically enter into agreements with our customers governing the provision of our services, which usually include certain indemnification provisions for losses resulting from operations. These agreements may require each party to indemnify the other against certain claims regardless of the negligence or other fault of the indemnified party; however, many states place limitations on contractual indemnity provisions, particularly agreements that indemnify a party against the consequences of its own negligence. Furthermore, certain states, including Louisiana, New Mexico, Texas and Wyoming, have enacted statutes generally referred to as "oilfield anti-indemnity acts" expressly prohibiting certain indemnity agreements contained in or related to oilfield services agreements. Such oilfield anti-indemnity acts may restrict or void a party's indemnification of us, which could have a material adverse effect on our business, financial condition and results of operations.

Changes in trucking regulations may increase our transportation costs and negatively impact our business, financial condition and results of operations.

We operate trucks and other heavy equipment for the transportation and relocation of our oilfield services equipment and are therefore subject to regulation as a motor carrier by the DOT and analogous state agencies, whose regulations include authorizations to engage in motor carrier operations and regulatory safety. In addition, regulations issued by environmental and highway safety regulators can have an adverse impact on our trucking costs, and therefore, on our results of operations. See Part I, Item 1. "Business – Government Regulation and Environmental, Health and Safety Matters" for more discussion on the DOT and analogous state legal requirements relating to trucking matters. While we cannot predict whether, or in what form, any legislation or regulatory and executive actions that change existing trucking legal requirements will occur, we may incur increased expenses associated with new or changed trucking laws, regulatory and executory actions, or other restrictions, which could negatively impact our business, financial condition and results of operations.

Legal requirements relating to hydraulic fracturing could increase our customers' costs of doing business, limit the areas in which our customers can operate and reduce oil and natural gas production by our customers, which could adversely impact our business, financial condition and results of operations.

We do not directly engage in hydraulic fracturing but provide products and services in support of our customers' fracturing activities. The practice is controversial in certain parts of the country and there remains increased scrutiny and government regulation of the hydraulic fracturing process. Additionally, with concerns about seismic activity resulting from injection of produced wastewaters into underground disposal wells, certain regulators have and could continue to impose additional requirements related to seismic safety. Our customers' inability to locate or contractually acquire and sustain the receipt of sufficient amounts of water could also adversely impact their operations. See Part I, Item 1. "Business – Government Regulation and Environmental, Health and Safety Matters" for more discussion on these hydraulic fracturing, seismicity and water availability matters. One or more of these developments could decrease completion of our customers' oil and gas wells, increase our and our customers' compliance costs and reduce demand for our products and services, which could have a material adverse effect on our business, results of operations, and financial condition.

We and our customers are subject to environmental and occupational health and safety laws and regulations that could increase our or our customers' costs of doing business and adversely impact our business, financial condition and results of operations.

Our operations and our customers' operations are subject to stringent federal, Tribal, state and local laws and regulations governing worker health and safety, protection of the environment, including natural resources and certain wildlife, and management, transportation and disposal of wastes, explosives and other materials. See Part I, Item 1. "Business – Government Regulation and Environmental, Health and Safety Matters" for more

discussion on these matters. Additional regulatory requirements in one or more of these areas could adversely impact our customers' operations, increase our and our customers' compliance costs and reduce demand for our products and services, any of which could have a material adverse effect on our business, results of operations and financial condition.

Our and our customers' operations are subject to a number of risks arising out of the threat of climate change, energy conservation measures, or initiatives that stimulate demand for alternative forms of energy, which could result in increased operating and capital costs for us and our customers, limit the areas in which oil and gas production may occur and reduce demand for the products and services we provide.

The threat of climate change continues to attract considerable attention in the United States and foreign countries and, as a result, our and our customers' operations are subject to legislative, regulatory, political, litigation and financial risks associated with the production and processing of fossil fuels and emission of GHGs. See Part I, Item 1. "Business – Government Regulation and Environmental, Health and Safety Matters" for more discussion on the risks associated with attention to the threat of climate change and restriction of GHG emissions. New or amended legislation, executive actions, regulations or other regulatory initiatives that impose more stringent oil and gas sector requirements or fees on GHG emissions or restrict the areas in which this sector may produce oil and natural gas or generate GHG emissions could result in increased compliance costs or costs of producing fossil fuels. Additionally, political, financial and litigation risks may result in our or our customers restricting, delaying or canceling operational or production activities, incurring liability for infrastructure damages as a result of climatic changes, restricting access to capital, or impairing the ability to continue to operate in an economic manner, which could reduce demand for our products and services. Fuel conservation measures, alternative fuel requirements and increasing consumer demand for or legislative incentives supporting alternative energy sources (such as wind, solar, geothermal and tidal) could also reduce demand for oil and natural gas. The occurrence of one or more of these developments could have a material adverse effect on our business, financial condition and results of operations.

Increased attention to sustainability matters may impact our business.

Increased attention to climate change, increasing societal expectations on companies to address climate change, and potential consumer use of substitutes to fossil-fuel energy commodities may result in increased costs, reduced demand for our customers' hydrocarbon products and our products and services, reduced profits, increased governmental investigations and private litigation against us, and negative impacts on our stock price and access to capital markets. Increasing attention to climate change and environmental conservation, for example, may result in demand shifts for our customers' hydrocarbon products and additional governmental investigations and private litigation against those customers. To the extent that societal pressures or political or other factors are involved, it is possible that such liability could be imposed without regard to our causation of or contribution to the asserted damage, or to other mitigating factors. See Part I, Item 1. "Business – Government Regulation and Environmental, Health and Safety Matters" for more discussion on climate change and sustainability matters that may pose a risk to our business.

We may be required to assume responsibility for environmental and other liabilities of companies we have acquired or will acquire.

We may incur liabilities in connection with environmental conditions currently unknown to us relating to our existing, prior or future operations or those of predecessor companies whose liabilities we may have assumed or acquired. We also could be subject to third-party and governmental claims with respect to environmental matters, including claims under CERCLA in instances where we are identified as a potentially responsible party. We believe that indemnities provided to us in certain of our pre-existing acquisition agreements may cover certain environmental conditions existing at the time of the acquisition, subject to certain terms, limitations and conditions. However, if these indemnification provisions terminate or if the indemnifying parties do not fulfill their indemnification obligations, we may be subject to liability with respect to the environmental matters that those indemnification provisions address.

We face risks from increasing activism against, and negative investor sentiment towards the oil and gas industry, which may adversely impact our business.

Public and political debate regarding climate change, energy transition and the role of fossil fuels in the global energy mix remains active and, in recent years, has become increasingly polarized. While global demand for oil and natural gas continues, companies in the oil and gas industry remain subject to scrutiny from certain investors, advocacy groups and other stakeholders regarding environmental, sustainability and governance matters.

Certain segments of the investment community—including some investment advisers, sovereign wealth funds, pension funds, endowments and other institutional investors—have adopted policies or expressed preferences that limit or discourage investments in fossil fuel-related businesses for social, environmental or reputational reasons. Although investor approaches to sustainability considerations have evolved and, in some cases, moderated, negative sentiment toward the oil and gas sector persists among portions of the capital markets. In addition, financial institutions, insurers and other counterparties may consider climate-related or sustainability factors in making financing, underwriting or business decisions.

Companies perceived as not aligning with evolving investor expectations or broader societal views regarding sustainability and climate-related matters may experience reputational harm, reduced investor demand for their securities, increased shareholder engagement efforts or volatility in their stock price. Shifts in political leadership or public policy priorities may also influence investor perceptions of the long-term outlook for the oil and gas industry, which could affect our valuation, access to capital markets and overall business environment.

Restrictions, delays or cancellations imposed by governmental authorities in issuing permits or leases for our or our customers' operations could impair our business.

We and our customers are required to obtain permits from one or more governmental agencies in order to perform certain activities. Such permits are typically required by state agencies but can also be required by federal and local governmental agencies. Moreover, some of our customers' drilling and completion activities may take place on federal land or Tribal lands, requiring leases and other approvals from the federal government or Tribes to conduct such drilling and completion activities. The requirements for such permits vary depending on the type of operations, including the location where our customers' drilling and completion activities will be conducted. As with all governmental permitting processes, and particularly with respect to those processes that involve public participation and comment, there is a degree of uncertainty as to whether a permit will be granted, the time it will take for a permit to be issued and the conditions that may be imposed in connection with the granting of the permit. Certain regulatory authorities have delayed or suspended the issuance of permits while the potential environmental impacts associated with issuing such permits can be studied and appropriate mitigation measures evaluated. At times, federal agencies have sought to cancel proposed leases for federal lands and refused or delayed required approvals. Permitting or lease delays, an inability to obtain or renew permits or leases, or revocation of our or our customers' current permits could cause a loss of revenue and could materially and adversely affect our business, financial condition and results of operations. See Part I, Item 1. "Business – Government Regulation and Environmental, Health and Safety Matters" for more discussion on permitting and leasing matters, including actions that may adversely affect oil and natural gas leasing and permitting activities. Consequently, our customers' operations in certain areas of the United States may be interrupted or suspended for varying lengths of time, resulting in reduced demand for our products and services and a corresponding loss of revenue to us as well as adversely affecting our results of operations in support of those customers.

Silica-related legal requirements, including compliance with OSHA regulations relating to respirable crystalline silica or litigation, could have a material adverse effect on our business, financial condition, results of operation and reputation.

We are subject to laws and regulations relating to human exposure to crystalline silica. See Part I, Item 1. "Business – Government Regulation and Environmental, Health and Safety Matters" for more discussion on exposure to crystalline silica and other occupational health and safety matters. If we are unable to satisfy these exposure requirements, or are not able to do so in a manner that is cost effective or attractive to our customers, availability or demand for our products and services could be significantly affected and we can provide no assurance that we will be able to comply with any future laws and regulations relating to exposure to crystalline silica that are adopted, or that the costs of complying with such future laws and regulations would not have a material adverse effect on our operating results by requiring us to modify or cease our operations. Moreover, the actual or perceived health risks of handling hydraulic fracturing sand could materially and adversely affect hydraulic fracturing service providers, including us, through reduced use of hydraulic fracturing sand, the threat of product liability or employee or third-party lawsuits, increased scrutiny by federal, state and local regulatory authorities of us and our E&P customers or reduced financing sources available to the hydraulic fracturing industry.

Explosive incidents arising out of dangerous materials used in our business could disrupt operations and result in bodily injuries and property damages, which occurrences could have a material adverse effect our business, results of operations and financial conditions.

Our operations include the licensing, storage and handling of explosive materials that are subject to regulation by the ATF and analogous state agencies. Despite our use of specialized facilities to store and handle dangerous materials and our performance of employee training programs, the storage and handling of explosive materials could result in explosive incidents that temporarily shut down or otherwise disrupt our or our customers' operations or could cause restrictions, delays or cancellations in the delivery of our products and services. It is possible that such incidents could result in death or significant injuries to employees and other persons. Material property damage to us, our customers and third parties arising from an explosion or resulting fire could also occur. Any explosion could expose us to adverse publicity and liability for damages and injuries or cause production restrictions, delays or cancellations, any of which occurrences could have a material adverse effect on our operating results, financial condition and cash flows. Moreover, failure to comply with applicable requirements or the occurrence of an explosive incident may also result in the loss of our ATF or analogous state license to store and handle explosives, which would have a material adverse effect on our business, results of operations and financial conditions.

The ESA and comparable laws intended to protect certain species of wildlife govern our and our oil and natural gas E&P customers' operations, which constraints could have an adverse impact on our ability to expand some of our existing operations or limit our customers' ability to develop new oil and natural gas wells.

The federal ESA and comparable state laws were established to protect endangered and threatened species. Under the ESA, if a species is listed as threatened or endangered, restrictions may be imposed on activities adversely affecting that species' habitat. Similar protections are offered to migratory birds under the MBTA. See Part I, Item 1. "Business – Government Regulation and Environmental, Health and Safety Matters" for more discussion on the impact of wildlife laws. Customer oil and natural gas operations may be adversely affected by seasonal or permanent restrictions on drilling activities designed to protect various wildlife, which may limit their ability to operate in protected areas. Permanent restrictions imposed to protect endangered and threatened species could prohibit drilling in certain areas, require the implementation of expensive mitigation measures, or limit the availability of frac sand. Moreover, the FWS may make determinations on the listing of numerous species as endangered or threatened under the ESA and designate areas as critical habitat, which listings and designations could cause our customers to incur additional costs, become subject to operating restrictions or bans, and limit future development activity in affected areas, which could reduce demand for our products and services to those customers.

We may be subject to claims for personal injury and property damage or other litigation, which could materially adversely affect our business, financial condition and results of operations.

Our services are subject to inherent risks that can cause personal injury or loss of life, damage to or destruction of property, equipment or the environment or the suspension of our operations. As the wells we service continue to become more complex, our exposure to such inherent risks becomes greater as downhole risks increase exponentially with an increase in complexity and lateral length. Litigation arising from operations where our facilities are located, or our services are provided, may cause us to be named as a defendant in lawsuits asserting potentially large claims including claims for exemplary damages. For example, transportation of heavy equipment creates the potential for our trucks to become involved in roadway accidents, which in turn could result in personal injury or property damages lawsuits being filed against us.

Generally, our oil and natural gas E&P customers agree to indemnify us against claims arising from their employees' personal injury or death to the extent that, in the case of our well site services, their employees are injured or their properties are damaged by such operations, unless, in most instances, resulting from our gross negligence or willful misconduct. Similarly, we generally agree to indemnify our E&P customers for liabilities arising from personal injury to or death of any of our employees, unless, in most instances, resulting from gross negligence or willful misconduct of the E&P customer. In addition, our E&P customers generally agree to indemnify us for loss or destruction of customer-owned property or equipment and in turn, we agree to indemnify our customers for loss or destruction of property or equipment we own. Losses due to catastrophic events, such as blowouts, are generally the responsibility of the E&P customer. However, despite this general allocation of risk, we might not succeed in enforcing such contractual allocation, might incur an unforeseen liability falling outside the scope of such allocation or may be required to enter into a service agreement with terms that vary from the above allocations of risk. As a result, we may incur substantial losses which could materially and adversely affect our business, financial condition and results of operations.

Although either we or our affiliates expect to maintain insurance at a level that we believe is consistent with that of similarly situated companies in our industry, we cannot guarantee that this insurance will be adequate to cover all liabilities. Further, insurance may not be generally available in the future or, if available, insurance premiums may make such insurance commercially unjustifiable.

Tariffs and other trade measures could adversely affect our business, results of operations, financial position and cash flows.

The cost of raw materials, parts, and components that are manufactured and supplied for our operations may be adversely affected by tariffs imposed by the U.S. government on products imported into the United States and tariffs or other retaliatory trade measures imposed by other jurisdictions. Tariffs and other trade restrictions could also disrupt our supply chain and logistics, restrict or limit the availability of materials or supplies, and cause adverse financial impacts due to volatility in foreign exchange rates and interest rates or inflationary pressures on raw materials and energy. We may not be able to fully mitigate the impact of these increased costs or pass price increases on to our customers. While tariffs and other retaliatory trade measures imposed by other countries on U.S. goods have not yet had a significant impact on our business or results of operations, we cannot predict further developments, and such existing or future tariffs could have a material adverse effect on our results of operations, financial position, and cash flows. Recently, the United States has proposed changes in trade policies that include export control restrictions, the negotiation or termination of trade agreements, the imposition of higher tariffs on imports into the United States, increased economic sanctions on individuals, companies, or countries, and other government regulations affecting trade between the United States and other countries where we may have direct or indirect business relationships, including with suppliers, and a number of other nations have proposed similar measures directed at trade with the United States in response. As a result of these developments, there may be greater restrictions and economic disincentives on international trade that could adversely affect our business. It may be time-consuming and expensive for us to alter our business operations to adapt to or comply with any such changes, and any failure to do so could have a material adverse effect on our business, results of operations, and financial position.

Risks Relating to Our Common Stock

Future sales of our Common Stock in the public market could reduce our stock price, and any additional capital raised by us through the sale of equity or convertible securities may dilute your ownership interest.

We may sell shares of Common Stock in the future. We may also issue additional shares of, and securities exercisable for, or convertible into, Common Stock, including as employee compensation or as consideration in one or more acquisitions or other business combination transactions. As of December 31, 2025, we had outstanding approximately 19.2 million shares of our Common Stock. We also have registered 2,477,051 shares of Common Stock reserved for issuance under our Long-Term Incentive Plan ("LTIP"). Of those shares initially registered and reserved for issuance, as of December 31, 2025, approximately 2,110,977 restricted shares of Common Stock were granted in connection with equity awards to management, directors and employees and approximately 366,074 shares remain available for future issuance. An amendment to the LTIP was approved by stockholders on May 10, 2023 to, among other things, increase the total number of shares of Common Stock for issuance by 1,200,000 shares, resulting in an increase of the total number of shares of our Common Stock reserved for issuance to 1,256,289, and extend the expiration date to March 8, 2033.

In connection with the Refinancing, on March 12, 2025, we issued warrants to purchase, in aggregate, up to 2,373,187 shares of Common Stock at an exercise price of $0.01 per share, subject to adjustment (the "Warrants"), as described in greater detail in Item 7. "Management's Discussion and Analysis of Financial Condition and Results of Operations" below. In connection with our entry into the First Amendment to the Indenture, on March 6, 2026 and March 11, 2026, we issued additional Warrants to our noteholders, based on their pro rata ownership of principal amount of the 2030 Senior Notes, providing for the purchase of up to 803,712 shares of Common Stock at an exercise price of $0.01 per share, subject to adjustment, pursuant to Section 4(a)(2) of the Securities Act. The Warrants are exercisable immediately, and in lieu of exercising such Warrant, the holders thereof may convert their Warrants, in whole or in part, into the number of shares of Common Stock they would otherwise be entitled to purchase pursuant to the terms of the Warrants at any time prior to the expiration date. The warrant agreements governing the Warrants stipulate that the Company will file a registration statement with SEC with respect to the shares of Common Stock underlying the Warrants within 90 days of their issuance, providing for registered resale pursuant thereto.

During the year ended December 31, 2024, we entered into a debt-for-equity exchange agreement (the "Exchange Agreement") with a noteholder of our 11.5% senior secured notes due 2025 (the "2025 Senior Notes"). Pursuant to the Exchange Agreement, the noteholder exchanged $1.0 in aggregate principal amount of the Company's outstanding 2025 Senior Notes for an aggregate of 190,476 shares of our Common Stock (the "Exchange"). During the year ended December 31, 2025, we did not have any Exchanges.

Subject to the satisfaction of vesting conditions and the requirements of Rule 144, the registered restricted shares of our Common Stock will be available for resale immediately in the public market without restriction. With respect to shares of restricted stock granted to certain members of our management, we have filed a resale prospectus in order to allow such members of our management to freely resell their restricted stock once it has vested. In addition, (i) certain former members of our management are entitled to registration rights with respect to their shares of restricted stock, and (ii) certain former QES stockholders are entitled to registration rights with respect to the shares of Common Stock they received in the QES Merger.

On March 8, 2023, we entered into a Registration Rights and Lock-Up Agreement with Greene's Holding Corporation in connection with the Greene's Acquisition. Following their receipt of Common Stock as consideration in the Greene's Acquisition, subject to release from the associated lock-up provisions and the filing of a resale registration statement or satisfaction of the requirements of Rule 144, the seller may seek to sell the Common Stock delivered to them. These sales (or the perception that these sales may occur), coupled with the increase in the outstanding number of shares of Common Stock, may affect the market for, and the market price of, our Common Stock in an adverse manner.

On June 14, 2021, we entered into an Equity Distribution Agreement (as amended from time to time, the "Equity Distribution Agreement") with Piper Sandler & Co. as sales agent (the "Agent"). Pursuant to the terms

of the Equity Distribution Agreement, we may sell from time to time through the Agent (the "ATM Offering") the Company's Common Stock, par value $0.01 per share, having an aggregate offering price of up to $50.0. On November 16, 2022, the Company entered into Amendment No. 1 to the Equity Distribution Agreement, which, among other things, allows for debt-for-equity exchanges in accordance with Section 3(a)(9) of the Securities Act of 1933, as amended (the "Securities Act"). On March 14, 2025, the Company entered into Amendment No. 2 to the Equity Distribution Agreement (the "EDA Amendment"), which, among other things, increased the aggregate offering price to up to approximately $57.8 (which amount includes all of the Common Stock previously sold pursuant to the Equity Distribution Agreement prior to the EDA Amendment) and provides for the Company's election not to deliver a placement notice. During the three and twelve months ended December 31, 2025, the Company sold — and 167,769 shares of Common Stock, respectively, in exchange for gross proceeds of $— and $0.6, respectively, and incurred legal and administrative fees of $— and $0.3, respectively.

Any Common Stock offered and sold in the ATM Offering may be issued pursuant to the Company's shelf registration statement on Form S-3 (Registration No. 333-271182) filed with the SEC on April 7, 2023 and declared effective on April 19, 2023 (the "Registration Statement"), the prospectus supplement relating to the ATM Offering filed with the SEC on March 14, 2025 and any applicable additional prospectus supplements related to the ATM Offering that form a part of the Registration Statement. Sales of Common Stock under the Equity Distribution Agreement, as amended to date, may be made in any transactions that are deemed to be "at the market offerings" as defined in Rule 415 under the Securities Act. As of the filing of this Annual Report, the Company is subject to the General Instruction I.B.6 to Form S-3, known as the "baby shelf" rule, which limits the amount of securities we can sell under the Registration Statement in any 12-month period.

We cannot predict the size of future issuances of our Common Stock or securities convertible into Common Stock or the effect, if any, that future issuances and sales of shares of our Common Stock will have on the market price of our Common Stock. Sales of substantial amounts of our Common Stock (including shares issued in connection with an acquisition or shares held by stockholders with registration rights), or the perception that such sales could occur, may adversely affect prevailing market prices of our Common Stock. Sales of or other transactions relating to shares of our Common Stock by our significant stockholders, directors, officers or employees could cause a perception in the marketplace that adverse events or trends have occurred or may be occurring at our company or that it is otherwise an advantageous time to sell shares of our Common Stock.

SEC regulations limit the amount of funds we can raise during any 12-month period pursuant to our shelf registration statement on Form S-3.

Our ability to raise capital in the public capital markets, including through our ATM Offering program, has been and may in the future continue to be limited by, among other things, SEC rules and regulations impacting the eligibility of smaller companies to use Form S-3 for primary offerings of securities. Based on our public float as of the date of the filing of this Annual Report, we are only permitted to utilize a shelf registration statement subject to Instruction I.B.6 to Form S-3, which is referred to as the "baby shelf" rule. Pursuant to the "baby shelf" rule, we may not sell more than the equivalent of one-third of our public float during any 12 consecutive months until we again have a public float with a value in excess of $75 million, if ever. Accordingly, if our public float decreases, the number of securities we may sell under our shelf registration statement on Form S-3 will also decrease. Although alternative public and private transaction structures may be available, these may not be on attractive terms, may require additional time and cost or may impose operational restrictions on us.

We cannot assure you that we will pay dividends on our Common Stock, and our indebtedness could limit our ability to pay dividends on our Common Stock.

We do not currently intend to pay dividends. Our dividend policy will be established by our board of directors (the "Board" or "Board of Directors") based on our financial condition, results of operations and capital requirements, as well as applicable law, regulatory constraints, industry practice and other business considerations that our Board considers relevant. In addition, the terms of the agreements governing our debt

limit, and the terms of the agreements governing any future debt may limit or prohibit, the payments of dividends. We cannot assure you that we will pay dividends in the future or continue to pay any dividends if we do commence the payment of dividends.

Additionally, our indebtedness could have important consequences for holders of our Common Stock. If we cannot generate sufficient cash flow from operations to meet our debt payment obligations, then our Board's ability to declare dividends on our Common Stock will be impaired and we may be required to attempt to restructure or refinance our debt, raise additional capital or take other actions such as selling assets, reducing or delaying capital expenditures or reducing any proposed dividends. We cannot assure you that we will be able to effect any such actions or do so on satisfactory terms, if at all, or that such actions would be permitted by the terms of our debt or our other credit and contractual arrangements.

Certain provisions contained in our amended and restated certificate of incorporation and amended and restated bylaws, and certain provisions of Delaware law may prevent or delay an acquisition of our company or other strategic transactions, which could decrease the trading price of our Common Stock.

Our amended and restated certificate of incorporation and amended and restated bylaws contain, and Delaware law contains, provisions that are intended to deter coercive takeover practices and inadequate takeover bids and to encourage prospective acquirers to negotiate with our Board rather than to attempt a hostile takeover. Some of these provisions include:

- prohibiting cumulative voting by our stockholders on all matters;
- establishing advance notice provisions for stockholder proposals and nominations for elections to the Board of Directors to be acted upon at meetings of stockholders;
- a classified Board of Directors;
- granting our Board the ability to authorize undesignated preferred stock; and
- expressly authorizing our Board to adopt, alter or repeal our bylaws.

In addition, because we have not chosen to be exempt from Section 203 of the Delaware General Corporation Law (the "DGCL"), this provision could also delay or effectively prevent a change of control that some stockholders may favor. In general, Section 203 provides that, subject to limited exceptions, persons that, together with their affiliates and associates, acquire ownership of 15% or more of the outstanding voting stock of a Delaware corporation shall not engage in any "business combination" with that corporation or its subsidiaries, including any merger or various other transactions, for a three-year period following the date on which that person became the owner of 15% or more of the corporation's outstanding voting stock.

We believe these provisions will protect our stockholders from coercive or otherwise unfair takeover tactics by requiring potential acquirers to negotiate with our Board and by providing our Board with more time to assess any acquisition proposal. These provisions are not intended to make us immune from takeovers. However, these provisions will apply even if the offer may be considered beneficial by some stockholders and could delay or effectively prevent an acquisition that our Board determines is not in the best interests of our company and our stockholders. These provisions may also prevent or discourage attempts to remove and replace incumbent directors.

Our amended and restated bylaws designate courts in the State of Delaware as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by our stockholders, which could limit our stockholders' ability to obtain a different judicial forum for intra-corporate disputes with us or our directors, officers, employees or agents.

Our amended and restated bylaws provide that, unless we otherwise consent in writing to selection of an alternative forum, the Court of Chancery in the State of Delaware (or, if the Court of Chancery does not have jurisdiction, the federal district court for the District of Delaware) will be the sole and exclusive forum for any derivative action or proceeding brought on behalf of KLX Energy Services, any action asserting a claim of breach of a fiduciary duty owed by any director, officer, employee or agent of KLX Energy Services to KLX Energy Services or KLX Energy Services' stockholders, any action asserting a claim arising pursuant to any

provision of the DGCL, KLX Energy Services' certificate of incorporation or the bylaws, or any action asserting a claim governed by the internal affairs doctrine. This provision may limit a stockholder's ability to bring a claim in a different judicial forum, including one that it may find favorable or convenient for intra-corporate disputes with us or our directors, officers, employees or agents, which may discourage such lawsuits. Alternatively, if a court were to find this provision of our amended and restated bylaws inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such matters in other jurisdictions.

If securities or industry analysts do not publish research reports or publish unfavorable research about our business, the price and trading volume of our Common Stock could decline.

The trading market for our Common Stock depends in part on the research reports that securities or industry analysts publish about us or our business. If one or more of the analysts who covers us downgrades our securities, the price of our securities would likely decline. If one or more of these analysts ceases to cover us or fails to publish regular reports on us, interest in the purchase of our securities could decrease, which could cause the price of our Common Stock and its trading volume to decline.

General Risks

We may be unable to attract or retain personnel who are key to our operations.

Our success, among other things, is dependent on our ability to attract, develop and retain highly qualified senior management and other key personnel. Competition for key personnel is intense, and our ability to attract and retain key personnel is dependent on a number of factors, including prevailing market conditions and compensation packages offered by companies competing for the same talent. The inability to hire, develop and retain these key employees may adversely affect our business, financial condition and results of operations.

Many key responsibilities within our business have been assigned to a small number of employees. The loss of their services could adversely affect our business. In particular, the loss of the services of one or more members of our management team, including our Chief Executive Officer, Chief Financial Officer, Chief Compliance Officer, Chief Accounting Officer and certain of our Vice Presidents, could disrupt our operations. We do not maintain "key person" life insurance policies on any of our employees. As a result, we are not insured against any losses resulting from the death of our key employees.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 1C. CYBERSECURITY

Risk Management and Strategy

IT plays a crucial role in all of our operations. To remain competitive, our hardware, software and related services must properly and efficiently interact with our suppliers' and customers' products, services and technology, record and process our financial transactions accurately, and obtain accurate and timely data and information to enable our analysis of trends and plans and the execution of our strategies. Accordingly, KLX maintains a cybersecurity risk program led by our internal IT department and strategic vendors designed to identify, assess, manage, mitigate, and respond to cybersecurity threats. These processes are integrated into the Company's overall enterprise risk assessment. Our cybersecurity risk program references industry-standard frameworks and incorporates policies and practices designed to protect the privacy and security of our sensitive information.

We perform technical assessments with feedback incorporated into our systems and procedures through continual upgrades intended to further improve our cybersecurity posture.

We continue to evaluate internal systems, processes, and controls to identify potential cybersecurity vulnerabilities and mitigate potential loss from cyber-attacks. We have implemented a monitoring and detection system to help identify cybersecurity incidents. All incidents are escalated to our cybersecurity committee, which includes Vice President of IT, Chief Financial Officer, Chief Compliance Officer/General Counsel and other senior management. We also require our employees to receive annual cybersecurity awareness training. We perform cybersecurity tabletop exercises and implement post-incident "lessons learned" to enhance our response. We provide our system users with access consistent with the principle of least privilege, which requires that such users be given no more access than necessary to complete their job functions. We have also implemented a multi-factor authentication process for employees accessing company information.

We engage third-party service providers in connection with our cybersecurity risk program, including assessors, consultants, and auditors. We recognize that third-party service providers introduce cybersecurity risks. In an effort to mitigate these risks, we include security and privacy addendums to our contracts where applicable.

Impacts from Cybersecurity Threats

As of the date of this report, the Company and our service providers have been subject to certain cybersecurity incidents (including phishing attempts). We are not aware of any prior cybersecurity threats that have materially affected or are reasonably likely to materially affect the Company. However, we acknowledge that cybersecurity threats are continually evolving, and the possibility of future cybersecurity incidents remains. Despite the implementation of our cybersecurity processes, our security measures cannot guarantee that a significant cyberattack will not occur. A successful attack on our IT systems could have significant consequences to the business. See "Risk Factors" in Item 1A of Part I for additional information about the risks to our business associated with a breach or compromise to our IT systems.

Governance

Our Board considers cybersecurity risk as part of its overall risk oversight function and has delegated to our audit committee oversight of cybersecurity and other information security risks. Our audit committee oversees management's activities related to our cybersecurity risk program. Our cybersecurity committee, which includes Vice President of IT, Chief Financial Officer, Chief Compliance Officer/General Counsel and other senior management, reports to the audit committee on a quarterly basis regarding information security and cybersecurity matters, including cybersecurity risks, or as needed, and the audit committee reports to the Board.

Our IT department is made up of experienced professionals with an extensive background in information security, risk management and incident response. Our Vice President of IT leads our IT department, which is responsible for assessing, identifying, and managing risks from cybersecurity threats. Our Vice President of IT reports to the Company's Chief Financial Officer, including with respect to emerging cybersecurity incidents. To facilitate effective oversight, our Vice President of IT holds discussions on cybersecurity risks, incident trends, and the effectiveness of cybersecurity measures as necessitated by emerging material cyber risks. Our Vice President of IT has over thirty years of IT background in a variety of industries, with experience developing security frameworks, training on cyber security best practices, and emergency response and remediation.

ITEM 2.   PROPERTIES

We currently lease our corporate headquarters, which is located at 3040 Post Oak Boulevard, 15th Floor, Houston, Texas 77056. We currently own or lease over 60 service facilities, including the following material facilities:

	Leased or Owned	Expiration of Lease
Rocky Mountains		
LaSalle, CO	Lease	11/1/2027
Mills, WY	Lease	10/31/2026
Nunn, CO	Lease	11/30/2027
Williston, ND	Own	N/A
Southwest		
Odessa, TX	Lease	6/30/2028
Odessa, TX	Lease	11/30/2028
Odessa, TX	Lease	5/31/2030
Pleasanton, TX	Lease	6/30/2027
Victoria, TX	Own	N/A
Willis, TX	Own	N/A
Northeast/Mid-Con		
Bossier City, LA	Lease	6/30/2027
Bridgeport, WV	Lease	8/31/2028
Union City, OK	Own	N/A

We believe that our facilities are adequate for our current operations and allow us to efficiently serve our customers. We do not believe that any single facility is material to our operations and, if necessary, we could obtain a replacement facility.

ITEM 3.   LEGAL PROCEEDINGS (U.S. dollars in millions)

The Company is at times either a plaintiff or a defendant in various legal actions arising in the normal course of business, the outcomes of which, in the opinion of management, neither individually nor in the aggregate are likely to result in a material adverse effect on the Company's consolidated financial statements, except as noted herein.

See Note 9. "Commitments, Contingencies and Off-Balance Sheet Arrangements" to our audited consolidated financial statements included in Item 8 in this Form 10-K.

ITEM 4.   MINE SAFETY DISCLOSURES

Not applicable.

ITEM 5.	**MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES**

Market Information

Our Common Stock is quoted on the Nasdaq Global Select Market ("Nasdaq") under the symbol "KLXE".

On February 27, 2026, the last reported sale price of our Common Stock as reported by Nasdaq was $2.54 per share. As of such date, based on information provided to us by Computershare, our transfer agent, we had 435 registered holders, and because many of these shares are held by brokers and other institutions on behalf of the beneficial holders, we are unable to estimate the number of beneficial stockholders represented by these holders of record.

Dividend Policy

We do not currently intend to pay dividends. Our Board will establish our dividend policy based on our financial condition, results of operations and capital requirements, as well as applicable law, regulatory constraints, industry practice and other business considerations that our Board considers relevant. The terms of our debt agreements contain restrictions on our ability to pay dividends. The terms of agreements governing debt that we may incur in the future may also limit or prohibit dividend payments. Accordingly, we cannot assure you that we will either pay dividends in the future or continue to pay any dividend that we may commence in the future.

Recent Sales of Unregistered Equity Securities

There were no unregistered sales of equity securities for the three months ended December 31, 2025.

In connection with the Refinancing, on March 12, 2025, we issued Warrants to purchase, in aggregate, up to 2,373,187 shares of Common Stock at an exercise price of $0.01 per share, subject to adjustment. The Warrants were not, and the shares of Common Stock issuable upon the exercise of the Warrants will not be, registered under the Securities Act in reliance upon the exemption from registration provided by Section 4(a)(2) thereof as a transaction not involving any public offering.

In connection with our entry into the First Amendment to the Indenture, on March 6, 2026 and March 11, 2026, we issued additional Warrants to our noteholders, based on their pro rata ownership of principal amount of the 2030 Senior Notes, providing for the purchase of up to 803,712 shares of Common Stock at an exercise price of $0.01 per share, subject to adjustment. The Warrants were not, and the shares of Common Stock issuable upon the exercise of the Warrants will not be, registered under the Securities Act in reliance upon the exemption from registration provided by Section 4(a)(2) thereof as a transaction not involving any public offering. Under the warrant agreements governing the Warrants, the Company undertakes to file a registration statement with the SEC with respect to the shares of Common Stock underlying the Warrants within 90 days of their issuance, providing for registered resale pursuant thereto.

Purchases of Equity Securities by the Issuer and Affiliated Purchasers

The following table presents the total number of shares of our Common Stock that we repurchased during the three months ended December 31, 2025:

Period	Total number of shares purchased	Average price paid per share[1]	Total number of shares purchased as part of publicly announced plans or programs[2]	Approximate dollar value of shares that may yet be purchased under the plans or programs
October 1, 2025 - October 31, 2025	0	$ —	—	$ 48,859,603
November 1, 2025 - November 30, 2025	0	$ —	—	$ 48,859,603
December 1, 2025 - December 31, 2025	0	$ —	—	$ 48,859,603
Total	—		—	

[1] The average price paid per share of Common Stock repurchased under the share repurchase program includes commissions paid to the brokers.

[2] In August 2019, our Board of Directors authorized a share repurchase program for the repurchase of outstanding shares of the Company's Common Stock having an aggregate purchase price up to $50.0 million.

ITEM 6.   [RESERVED]

| ITEM 7. | MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (U.S. dollars in millions, except per unit data) |

You should read the following discussion of our results of operations and financial condition together with our audited consolidated financial statements and accompanying notes included elsewhere in this Annual Report as well as the discussion in "Item 1. Business." This discussion contains forward-looking statements that involve risks and uncertainties. The forward-looking statements are not historical facts, but rather are based on our current expectations, estimates, assumptions and projections about our industry, business and future financial results. Our actual results could differ materially from the results contemplated by these forward-looking statements due to a number of factors, including those we discuss in "Item 1A. Risk Factors" and "Cautionary Statement Regarding Forward-Looking Statements."

The following discussion and analysis addresses the results of our operations for the year ended December 31, 2025, as compared to the year ended December 31, 2024. In addition, the discussion and analysis addresses our liquidity, financial condition and other matters for these periods.

Company History

KLX Energy Services was initially formed from the combination of seven private oilfield service companies acquired during 2013 and 2014. The Company continued to selectively acquire regional and product line specific businesses through 2019 to expand our service capabilities and broaden our geographic presence. Once the acquisitions were completed, we undertook a comprehensive integration of these businesses to align our services, our people and our assets across all the geographic regions where we maintain a presence. We acquired QES during the second quarter of 2020 and, by doing so, helped establish KLXE as an industry leading provider of asset-light oilfield solutions across the full well lifecycle to the major onshore oil and gas producing regions of the United States.

On July 26, 2020, the Company's Board approved a 1-for-5 reverse stock split to stockholders that became effective at 12:01 a.m. on July 28, 2020. On July 28, 2020, we successfully completed the all-stock merger with QES.

The merger of KLXE and QES provided increased scale to serve a blue-chip customer base across the onshore oil and gas basins in the United States. The QES Merger combined two strong company cultures comprised of highly talented teams with shared commitments to safety, performance, customer service and profitability. The combination leveraged two of the largest fleets of coiled tubing and wireline assets, with KLXE becoming a leading provider of large diameter coiled tubing and wireline services and one of the largest independent providers of directional drilling to the U.S. market. After closing the QES Merger, the Company integrated personnel, facilities, processes and systems across all functional areas of the organization.

We focused on generating additional cost savings from the QES Merger and to date have realized such savings through eliminating KLXE's legacy corporate headquarters in Wellington, Florida, rationalizing associated corporate functions to Houston, and capturing operational synergies in the areas of personnel, facilities and rolling stock. The QES Merger also enhanced the Company's ability to effect further industry consolidation. Looking ahead, the Company continues to pursue strategic, accretive consolidation opportunities that further strengthen the Company's competitive positioning and capital structure and drive efficiencies, accelerate growth and create long-term stockholder value.

Greene's Acquisition

On March 8, 2023, the Company completed the acquisition of all of the equity interests of Greene's. The acquisition was made pursuant to that certain purchase and sale agreement dated March 8, 2023, between the Company and Greene's Holding Corporation (the "Purchase Agreement"). Greene's is a provider of wellhead protection, flowback and well testing services. The total consideration for the Greene's Acquisition under the Purchase Agreement consisted of the issuance of approximately 2.4 million shares of the

Company's Common Stock, par value $0.01 per share, subject to customary post-closing adjustments, representing 14.7% of the fully diluted Common Stock of the Company with an implied enterprise value of approximately $30.3 based on a 30-day volume weighted average price as of March 7, 2023 less acquired cash. As of the date of this filing, the integration is complete.

Company Overview

We serve many of the leading companies engaged in the exploration and development of onshore conventional and unconventional oil and natural gas reserves in the United States. Our customers are primarily large independent and major oil and gas companies. We currently support these customer operations from over 60 service facilities located in the key major shale basins. We operate in three segments on a geographic basis, including the Southwest Region (the Permian Basin, Eagle Ford Shale and the Gulf Coast as well as in industrial and petrochemical facilities), the Rocky Mountains Region (the Bakken, Williston, DJ, Uinta, Powder River, Piceance and Niobrara basins) and the Northeast/Mid-Con Region (the Marcellus and Utica Shale as well as the Mid-Continent STACK and SCOOP and Haynesville Shale). Our revenues, operating earnings and identifiable assets are primarily attributable to these three reportable geographic segments. While we manage our business based upon these geographic groupings, our assets and our technical personnel are deployed on a dynamic basis across all of our service facilities to optimize utilization and profitability.

These expansive operating areas provide us with access to a number of nearby unconventional crude oil and natural gas basins, both with existing customers expanding their production footprint and third parties acquiring new acreage. Our proximity to existing and prospective customer activities allows us to anticipate or respond quickly to such customers' needs and efficiently deploy our assets. We believe that our strategic geographic positioning will benefit us as activity increases in our core operating areas. Our broad geographic footprint provides us with exposure to the ongoing recovery in drilling, completion, production and intervention related service activity and will allow us to opportunistically pursue new business in basins with the most active drilling environments.

We work with our customers to provide engineered solutions across the lifecycle of the well by streamlining operations, reducing non-productive time and developing cost effective solutions and customized tools for our customers' most challenging service needs, including their most technically complex extended reach horizontal wells. We believe future revenue growth opportunities will continue to be driven by increases in the number of new customers served and the breadth of services we offer to existing and prospective customers.

We offer a variety of targeted services that are differentiated by the technical competence and experience of our field service engineers and their deployment of a broad portfolio of specialized tools and proprietary equipment. Our innovative and adaptive approach to proprietary tool design has been employed by our in-house R&D organization and, in selected instances, by our technology partners to develop tools covered by 39 patents and 6 pending patent applications, which we believe differentiates us from our regional competitors and also allows us to deliver more focused service and better outcomes in our specialized services than larger national competitors that do not discretely dedicate their resources to the services we provide.

We utilize contract manufacturers to produce our products, which, in many cases, our engineers have developed from input and requests from our customers and customer-facing managers, thereby maintaining the integrity of our intellectual property while avoiding manufacturing startup and maintenance costs. This approach leverages our technical strengths, as well as those of our technology partners. These services and related products are modest in cost to the customer relative to other well construction expenditures but have a high cost of failure and are, therefore, mission critical to our customers' outcomes. We believe our customers have come to depend on our decades of field experience to execute on some of the most challenging problems they face. We believe we are well positioned as a company to service customers when they are drilling and completing complex wells, and remediating both newer and older legacy wells.

We invest in innovative technology and equipment designed for modern production techniques that increase efficiencies and production for our customers. North American unconventional onshore wells are increasingly

characterized by extended lateral lengths, tighter spacing between hydraulic fracturing stages, increased cluster density and heightened proppant loads. Drilling and completion activities for wells in unconventional resource plays are extremely complex, and downhole challenges and operating costs increase as the complexity and lateral length of these wells increase. For these reasons, E&P companies with complex wells increasingly prefer service providers with the scale and resources to deliver best-in-class solutions that evolve in real-time with the technology used for extraction. We believe we offer best-in-class service execution at the wellsite and innovative downhole technologies, positioning us to benefit from our ability to service the most technically complex wells where the potential for increased operating leverage is high due to the large number of stages per well.

We endeavor to create a next generation oilfield services company in terms of management controls, processes and operating metrics, and have driven these processes down through the operating management structure in every region, which we believe differentiates us from many of our competitors. This allows us to offer our customers in all of our geographic regions discrete, comprehensive and differentiated services that leverage both the technical expertise of our skilled engineers and our in-house R&D team.

Recent Trends and Outlook

Demand for services in the oil and natural gas industry is cyclical and subject to sudden and significant volatility. The oil and gas industry experienced significant increases in activity in late 2021 and 2022 due to the recovery from the COVID-19 pandemic. Furthermore, sanctions and import bans on Russian oil have been implemented by various countries in response to the ongoing conflict in Ukraine, further impacting global oil supply. While oil prices declined in the first half of 2023 from their 2022 highs, oil prices rebounded in the third quarter of 2023 due to stronger than anticipated economic growth and sustained production cuts from Saudi Arabia and Russia, followed by oil price stabilization, through decreases, in the fourth quarter of 2023 due to a decrease in demand as the overall economy declined. Natural gas prices also declined since the fourth quarter of 2023, bottoming out in the first quarter of 2024 and remaining near historic lows for the remainder of the year, before increasing in early 2025 to a two-year high. Oil and natural gas prices have been, and may remain, volatile, which impacts demand for our business. WTI's average daily price per barrel decreased by approximately $11.24, or 14.7%, to $65.39 per Bbl during the year ended December 31, 2025, compared to the average daily price per barrel of $76.63 during the year ended December 31, 2024. As of December 31, 2025, U.S. land rig count stood at 527, a decrease of 8.0% since December 31, 2024.

Despite the decrease in commodity prices during the fiscal year ended December 31, 2025, the Company remained focused on building a leaner and more profitable set of service offerings, which allowed us to make meaningful positive impacts to our revenue, operating margins, cash flows and Adjusted EBITDA (as defined below).

Looking ahead to the year ending December 31, 2026, assuming commodity prices remain volatile, we anticipate that our customers will continue to cautiously allocate capital and operating expense spending. So far in the year ending December 31, 2026, WTI prices have remained largely unchanged, while Organisation for Economic Co-operation and Development crude inventories are expected to remain around the same level as at the end of 2024. Production from OPEC and its allies ("OPEC+") and other oil producing nations is expected to increase in the low single digits over the next twelve months. This modest increase along with weather-related challenges across the country and a cautious approach to drilling expansion are expected to be some of the driving factors for activity in our industry through December 31, 2026.

Oil and natural gas prices could decrease or increase with any changes in demand due to, among other things, the ongoing conflict in Ukraine, the Israel-Hamas conflict, the recent developments in Venezuela and Iran, international sanctions, speculation as to future actions by OPEC+, gas prices, interest rates, inflation and government efforts to reduce inflation, and possible changes in the overall health of the global economy, including a perceived economic recovery or any increased volatility in financial and credit markets or a prolonged recession. To what extent these and other external factors (such as government action with respect to climate change regulation) ultimately impact our future business, liquidity, financial condition, and results of

operations is highly uncertain and dependent on numerous factors, including future developments, that are not within our control and cannot be accurately predicted.

How We Generate Revenue and the Costs of Conducting Our Business

Our business strategy seeks to generate attractive returns on capital by providing differentiated services and prudently applying our cash flow to select targeted opportunities, with the potential to deliver high returns that we believe offer superior margins over the long-term and short payback periods. Our services generally require equipment that is less expensive to maintain and is operated by a smaller staff than many other oilfield service providers. As part of our returns-focused approach to capital spending, we are focused on efficiently utilizing capital to develop new products. We support our existing asset base with targeted investments in R&D, which we believe allows us to maintain a technical advantage over our competitors providing similar services using standard equipment.

Demand for services in the oil and natural gas industry is cyclical and subject to sudden and significant volatility. We remain focused on serving the needs of our customers by providing a broad portfolio of product service lines across all of the active major basins, while preserving a solid balance sheet, maintaining sufficient operating liquidity and prudently managing our capital expenditures.

We believe we have strong management systems in place, which will allow us to manage our operating resources and associated expenses relative to market conditions. Historically, we believe our services generated margins superior to our competitors based upon the differential quality of our performance, and that these margins would contribute to future cash flow generation. The required investment in our business includes both working capital (principally for accounts receivable, inventory and accounts payable growth tied to increasing activity) and capital expenditures for both maintenance of existing assets and ultimately growth when economic returns justify the spending. Our required maintenance capital expenditures tend to be lower than other oilfield service providers due to the generally asset-light nature of our services, the lower average age of our assets and our ability to charge back a portion of asset maintenance to customers for a number of our assets.

Results of Operations

Year Ended December 31, 2025 Compared to Year Ended December 31, 2024

Revenue. The following table provides revenues by segment and product line for the periods indicated:

	Year Ended		
	December 31, 2025	December 31, 2024	% Change
Revenue:			
Rocky Mountains	$ 199.0	$ 228.9	(13.1)%
Southwest	231.6	269.3	(14.0)%
Northeast/Mid-Con	206.0	211.1	(2.4)%
Total revenue	$ 636.6	$ 709.3	(10.2)%

	Year Ended		
	December 31, 2025	December 31, 2024	% Change
Revenue:			
Drilling	$ 110.9	$ 156.1	(29.0)%
Completion	356.5	372.7	(4.3)%
Production	107.3	110.7	(3.1)%
Intervention	61.9	69.8	(11.3)%
Total revenue	$ 636.6	$ 709.3	(10.2)%

For the year ended December 31, 2025, revenues of $636.6 decreased by $72.7 or (10.2)% as compared with the year ended December 31, 2024. The overall decrease in revenues reflects decreased demand for our services during the year. Decreased weighted average price contributed to approximately 16% of the decrease in dollar amount, and decreased weighted average volume contributed to approximately 84%. On a segment basis, Rocky Mountains segment revenue decreased by $29.9 or (13.1)%. Decreased weighted average price contributed to approximately 23% of the decrease in dollar amount, and decreased weighted average volume contributed to approximately 77%. Southwest segment revenue decreased by $37.7 or (14.0)%. Decreased weighted average price contributed to approximately 23% of the decrease in dollar amount, and decreased weighted average volume contributed to approximately 77%. Northeast/Mid-Con segment revenue decreased by $5.1 or (2.4)%. This decrease was driven entirely by a decrease in weighted average volume.

Cost of sales. For the year ended December 31, 2025, cost of sales was $501.5, or 78.8% of revenues, as compared to $549.7, or 77.5% of revenues, in the year ended December 31, 2024. The decrease in dollar amount was primarily due to decreased activity. The increase in cost of sales as a percentage of revenues was generally consistent across our segments and a result of fixed costs leverage due to lower activity. The two largest components of cost of sales are labor and repair & maintenance. As cost of sales decreased, labor costs per employee increased by 0.9% as compared with the year ended December 31, 2024. Repair & maintenance costs as a percentage of revenues decreased by (0.3)% as compared to the year ended December 31, 2024.

Selling, general and administrative expenses ("SG&A"). SG&A expenses during the twelve months ended December 31, 2025, were $68.5, or 10.8% of revenues, as compared with $79.6, or 11.2% of revenues, in the year ended December 31, 2024. SG&A decreased by $11.1 and decreased as a percentage of revenues due to management of costs as activity decreased. R&D costs were $1.7 in the year ended December 31, 2025 and $1.4 in the year ended December 31, 2024, reflecting our continued focus on maintaining an in-house R&D function.

Operating income (loss). The following is a summary of operating income (loss) by segment:

	Year Ended		
	December 31, 2025	December 31, 2024	% Change
Operating income (loss):			
Rocky Mountains	$ 5.7	$ 23.8	(76.1)%
Southwest	(3.5)	3.7	NM
Northeast/Mid-Con	3.6	2.3	56.5 %
Corporate and other	(36.1)	(45.3)	20.3 %
Total operating loss	$ (30.3)	$ (15.5)	(95.5)%

For the year ended December 31, 2025, operating loss was $30.3, as compared to operating loss of $15.5 in the year ended December 31, 2024, largely driven by a decrease in revenues due to lower activity and deleveraging of fixed costs.

For the year ended December 31, 2025, two out of our three operating segments demonstrated lower operating income compared to the year ended December 31, 2024, driven by the decrease in pricing and utilization outpacing decreases in operating costs and labor in the year ended December 31, 2025. Rocky Mountains segment operating income decreased by $18.1 or (76.1)% from $23.8 in the year ended December 31, 2024 to $5.7 in the year ended December 31, 2025. Southwest segment operating income decreased by $7.2 from $3.7 in the year ended December 31, 2024 to a loss of $(3.5) in the year ended December 31, 2025. Northeast/Mid-Con segment operating income increased by $1.3 or 56.5% from $2.3 in the year ended December 31, 2024 to $3.6 in the year ended December 31, 2025. The 20.3% decrease in operating loss in our Corporate and other in the year ended December 31, 2025 was primarily driven by lower incentive-based compensation and legal costs in the year ended December 31, 2024.

Income tax expense. Income tax expense was $0.8 for the year ended December 31, 2025, as compared to $0.6 for the year ended December 31, 2024. Income tax expense is comprised of federal, state and local taxes for each year reported.

Net loss. Net loss for the year ended December 31, 2025 was $77.1, as compared to net loss of $53.0 in the year ended December 31, 2024, primarily due to lower activity in the most recent year.

Liquidity and Capital Resources

Overview

We require capital to fund ongoing operations, including maintenance expenditures on our existing fleet and equipment, organic growth initiatives, debt service obligations, investments and acquisitions. Our primary sources of liquidity to date have been capital contributions from our equity and note holders, borrowings under our Prior ABL Facility (as defined below) and 2028 ABL Facility and cash flows from operations. At December 31, 2025, we had $5.7 of cash and cash equivalents and $50.6 of available capacity under the 2028 ABL Facility.

We have taken several actions to continue to improve our liquidity position, including equity issuances under our ATM Offering program, debt-for-equity exchanges that have reduced interest burden and monetization of non-core and obsolete assets. Most recently, we completed a refinancing of our long-term indebtedness on March 12, 2025, as described in greater detail under "—Refinancing", "—2028 ABL Facility" and "—2030 Senior Notes" below. As market conditions warrant and subject to our contractual restrictions, liquidity position and other factors, we may further access the public or private debt and equity markets or seek to recapitalize, refinance or otherwise restructure our capital structure.

We have substantial indebtedness. As of December 31, 2025, we had total outstanding indebtedness of $258.3 under our 2028 ABL Facility and our 2030 Senior Notes as described in greater detail under "—2028

ABL Facility" and "—2030 Senior Notes" below. Our ability to comply with the covenants in our debt instruments and pay the principal and interest on our debt and to satisfy our other liabilities will depend on our future operating performance and ability to refinance our debt as it becomes due. Our future operating performance and ability to refinance such indebtedness will be affected by prevailing economic and political conditions, the level of drilling, completion, production and intervention services activity for North American onshore oil and natural gas resources, the willingness of capital providers to lend to our industry and other financial and business factors, many of which are beyond our control.

In order to ensure our continued compliance with the maximum total net leverage ratio covenant under the 2030 Senior Notes Indenture, on March 6, 2026, the requisite holders agreed to execute the First Amendment to the 2030 Senior Notes Indenture (the "First Amendment to the Indenture") to provide financial covenant relief, described more fully below under "2030 Senior Notes." In connection with the entry into the First Amendment to the Indenture, we issued Warrants to our noteholders, based on their pro rata ownership of principal amount of the 2030 Senior Notes, providing for the purchase of up to 803,712 shares of Common Stock at an exercise price of $0.01 per share, subject to adjustment, pursuant to Section 4(a)(2) of the Securities Act.

Our 2028 ABL Facility matures on March 7, 2028 and we intend to work with our existing lenders or other sources of capital to refinance the 2028 ABL Facility as well as our 2030 Senior Notes. If we are unable to refinance the 2028 ABL Facility as planned and uncertainty around our ability to refinance our existing long-term debt still exists, that could result in our auditors issuing a "going concern" or like qualification or exception as early as our audit opinion with respect to the year ending December 31, 2026.

In light of our substantial leverage position, as market conditions warrant and subject to our contractual restrictions, liquidity position and other factors, we are evaluating several alternatives for deleveraging including debt for equity exchanges, non-core asset sales or other potential transactions to recapitalize, refinance or otherwise restructure our capital structure. Some of these alternatives may require the consent of current lenders, stockholders or noteholders, and there is no assurance that we will be able to execute any of these alternatives on acceptable terms or at all.

We actively manage our capital spending and are focused primarily on required maintenance spending. For the past couple of years, due to increasing oil prices leading to an increase in demand for our services, our operating cash flow has been positive. Based on our current forecasts, we believe our cash on hand, availability under the 2028 ABL Facility and our cash flows will provide us with the ability to fund our operations for at least the next twelve months.

Refinancing

On March 7, 2025, the Company and certain of our subsidiaries party thereto entered into a Securities Purchase Agreement with certain holders (the "Investors") of our 2025 Senior Notes, pursuant to which the Company agreed to issue and sell to the Investors (a) approximately $232.2 in aggregate principal amount of the 2030 Senior Notes and (b) warrants entitling the holders thereof to purchase, in the aggregate, up to 2,373,187 shares of Common Stock, at an exercise price of $0.01 per share, subject to adjustment in exchange for (i) approximately $78.4 in aggregate cash consideration and (ii) approximately $143.6 aggregate principal amount of the 2025 Senior Notes, which were cancelled by the Company upon receipt thereof (collectively, the "Refinancing"). The Company consummated the Refinancing on March 12, 2025.

Senior Secured Notes

2030 Senior Notes

On March 12, 2025, as part of the Refinancing, the Company and certain of its subsidiaries entered into the 2030 Senior Notes Indenture, with U.S. Bank Trust Company, National Association, as the trustee and notes collateral agent, pursuant to which $232.2 of the 2030 Senior Notes were issued. The 2030 Senior Notes will mature on March 12, 2030 and bear a floating rate of interest of Term SOFR plus the Applicable Margin (as

defined in the 2030 Senior Notes Indenture) based on the Secured Net Leverage Ratio (as defined in the 2030 Senior Notes Indenture) payable on the last day of the applicable interest period in cash or, at the Company's election, additional 2030 Senior Notes paid-in-kind on one-, three- or six-month interest periods, which shall include a 100 basis point premium for any period where interest is paid-in-kind. The 2030 Senior Notes are senior secured obligations of the Company and are guaranteed on a senior secured basis by each of the Company's current domestic subsidiaries and by certain future subsidiaries, subject to agreed guaranty and security principles and certain exclusions.

The 2030 Senior Notes are fully and unconditionally guaranteed by each of the Company's current subsidiaries. The 2030 Senior Notes will also be guaranteed by each of the Company's future subsidiaries that guarantee the Company's indebtedness or indebtedness of guarantors, including under the 2028 ABL Facility and such subsidiaries that become guarantors in the future will also pledge their collateral in support of such guarantees. These guarantees are senior secured obligations of the guarantors secured by a first priority security interest on substantially all of the guarantors' assets (other than collateral securing the 2028 ABL Facility on a first priority basis) and a second priority security interest on the guarantors' assets which secure the 2028 ABL Facility on a first priority basis, subject in each case to certain excluded assets.

The Company is required to redeem the 2030 Senior Notes in an amount equal to 2.00% per annum of all 2030 Senior Notes outstanding as of the prior applicable Interest Payment Date (as defined in the 2030 Senior Notes Indenture) on the last business day of each of March, June, September and December. Additionally, upon certain changes of control, consummation of certain asset sales and other events, the Company will be required to repurchase the 2030 Senior Notes at the applicable redemption prices.

The 2030 Senior Notes Indenture contains certain financial covenants that include (i) a maximum total net leverage ratio of not greater than 4.50 to 1.0 for the test periods ending March 31, 2025 through December 31, 2025, stepping down to 4.00 to 1.0 for the test periods ending March 31, 2026 through December 31, 2026, 3.50 to 1.0 for the test periods ending March 31, 2027 through December 31, 2027, 3.00 to 1.0 for the test periods ending March 31, 2028 through December 31, 2028, and 2.50 to 1.0 for each test period thereafter and (ii) restrictions on making net capital expenditures in any test period in excess of the greater of (x) $65.0 in the aggregate or (y) 7% of revenues during such test period. As of December 31, 2025, the Company was in compliance with its debt covenants under the 2030 Senior Notes.

On March 6, 2026, the requisite holders agreed to execute the First Amendment to the Indenture to provide financial covenant relief in the form of (i) extending the period for which the maximum total net leverage ratio covenant is tested at 4.50 to 1.0 through and including the testing period ending March 31, 2027, stepping down to 3.50 to 1.0 for the testing periods ending June 30, 2027 through and including March 31, 2028, to 3.00 to 1.0 for the testing periods ending June 30, 2028 through and including March 31, 2029, and to 2.50 to 1.0 for the testing periods ending June 30, 2029 and thereafter, (ii) a temporary holiday to exclude capital lease obligations as indebtedness for the purposes of determining compliance with the maximum total net leverage ratio covenant for the testing periods ending December 31, 2025 through and including March 31, 2027 and (iii) clarifying that proceeds from our ATM Offering program may be applied as an equity cure. The First Amendment to the Indenture also establishes additional debt and lien baskets to permit the issuance of letters of credit by third parties for the Company's account in favor of insurers in connection with a $6.7 substitute insurance collateral facility.

There is no certainty that the First Amendment to the Indenture will be sufficient to allow us to comply with our covenants or that we will be able to obtain future amendments in the event we are unable to comply with our covenants. For additional details, see "Part I. Item 1A. Risk Factors—Risks Relating to Financial Considerations—The 2030 Senior Notes Indenture and the 2028 ABL Facility have significant financial and operating restrictions that may have an adverse effect on our business, financial condition and results of operations. A failure to comply with the obligations contained in any such agreement governing our indebtedness could result in an event of default under such agreement, which could permit acceleration of the related debt, enforcement against any liens securing the related debt and acceleration of debt under other instruments that may contain cross acceleration or cross default provisions. We may not have, or may not be able to obtain, sufficient funds to make any required accelerated payments." Also in connection with our entry

into the First Amendment to the Indenture, we issued Warrants to our noteholders, based on their pro rata ownership of principal amount of the 2030 Senior Notes, providing for the purchase of up to 803,712 shares of Common Stock at an exercise price of $0.01 per share, subject to adjustment, pursuant to Section 4(a)(2) of the Securities Act.

The 2030 Senior Notes Indenture also restricts, among other things, the Company's ability to incur indebtedness and liens, pay dividends or make other distributions, make certain other restricted payments or investments, sell assets, enter into restrictive agreements, enter into transactions with the Company's affiliates, and merge or consolidate with other entities or convey, transfer or lease all or substantially all of the Company's properties and assets to another person, which, in each case, is subject to certain limitations and exceptions. The 2030 Senior Notes Indenture also contains customary events of default including, among other things, the failure to pay interest for three business days, failure to pay principal when due, failure to observe or perform any other covenants or agreement in the 2030 Senior Notes Indenture subject to grace periods, cross-acceleration to indebtedness with an aggregate principal amount in excess of $7.5, material impairment of liens, failure to pay certain material judgments and certain events of bankruptcy. The 2030 Senior Notes Indenture permits the Company to incur additional pari passu indebtedness of up to $150.0 within twelve months of the Refinancing (including for the purpose of consummating permitted acquisitions and investments) subject to the terms and conditions contained in the 2030 Senior Notes Indenture and contains certain other covenants, events of default and other customary provisions.

As of December 31, 2025, the principal amount outstanding under the 2030 Senior Notes was $244.1. On a net basis, after taking into consideration unamortized debt issuance costs and original issue discount for the 2030 Senior Notes, total debt related to the 2030 Senior Notes as of December 31, 2025 was $222.3. The effective interest rate under the 2030 Senior Notes was approximately 12.3% on December 31, 2025. Accrued interest related to the 2030 Senior Notes was $— as of December 31, 2025.

2025 Senior Notes

The previously-issued 2025 Senior Notes were redeemed on March 30, 2025 and the related indenture was satisfied and discharged. On a net basis, after taking into consideration the debt issuance costs for the 2025 Senior Notes, total debt related to the 2025 Senior Notes as of December 31, 2024 was $235.1. The 2025 Senior Notes bore interest at an annual rate of 11.5%, payable semi-annually in arrears on May 1 and November 1. Accrued interest as of December 31, 2024 was $4.5.

ABL Facilities

2028 ABL Facility

On March 7, 2025, the Company also entered into a Credit Agreement, dated as of March 7, 2025 (the "2028 ABL Facility"), with the Company, as borrower, Eclipse Business Capital LLC, as administrative agent, as collateral agent and as FILO administrative agent and the lenders party thereto. The 2028 ABL Facility is comprised of an asset-based revolving credit facility with a $125.0 commitment (the "Revolving Facility"), a first-in-last-out asset-based credit facility with a $10.0 commitment (the "FILO Facility"), and a committed incremental loan option under the Revolving Facility with a $25.0 commitment (the "Incremental Revolving Loans").

The availability of the Incremental Revolving Loans are subject to usual and customary conditions to effectiveness, including, for example, the Company electing to utilize such Incremental Revolving Loans by a date certain and the payment of required fees. Borrowings under the Revolving Facility (including, to the extent incurred, the Incremental Revolving Loans) bear interest at a rate equal to adjusted term SOFR plus an applicable margin of 4.625%. Borrowings under the FILO Facility bear interest at a rate equal to adjusted term SOFR plus an applicable margin of 6.00%. The applicable margin under the Revolving Facility is subject to a 0.125% reduction and the applicable margin under the FILO Facility is subject to a 0.50% reduction, in each case upon the repayment in full of a $5.0 over-advance provided on the initial funding date under the Revolving Facility. The 2028 ABL Facility is secured by, among other things, a first priority lien on accounts

receivable and inventory and contains customary conditions precedent to borrowing and affirmative and negative covenants.

The initial funding under the 2028 ABL Facility occurred on March 12, 2025, and the proceeds therefrom were used to repay the Prior ABL Facility in full. After giving effect to the foregoing, we had approximately $39.9 of available borrowing capacity under the 2028 ABL Facility. Our 2028 ABL Facility matures on March 7, 2028.

The 2028 ABL Facility includes a springing financial covenant which requires the Company's consolidated fixed charge coverage ratio to be at least 1.0 to 1.0 if availability under the Revolving Facility falls below $7.0.

The 2028 ABL Facility includes financial, operating and negative covenants that limit our ability to incur indebtedness, to create liens or other encumbrances, to make certain payments and investments, including dividend payments, to engage in transactions with affiliates, to engage in sale/leaseback transactions, to guarantee indebtedness and to sell or otherwise dispose of assets and merge or consolidate with other entities. It also includes a covenant to deliver annual audited financial statements that are not qualified by a "going concern" or like qualification or exception. A failure to comply with the obligations contained in the 2028 ABL Facility could result in an event of default, which could permit acceleration of the debt, termination of undrawn commitments and enforcement against any liens securing the debt. The 2028 ABL Facility contains certain other covenants (including the ability to incur indebtedness for the purpose of consummating permitted acquisitions, subject to the terms of the 2028 ABL Facility), events of default and other customary provisions. As of December 31, 2025, the Company was in compliance with its debt covenants under the 2028 ABL Facility.

As of December 31, 2025, the borrowings outstanding under the 2028 ABL Facility were $36.0. The effective interest rate under the 2028 ABL Facility was approximately 8.61% on December 31, 2025. Accrued interest related to the 2028 ABL Facility was $0.4 as of December 31, 2025.

We have funds available under the 2028 ABL Facility of $50.6 on the December 2025 borrowing base certificate, which includes the undrawn availability on the FILO Facility.

Prior ABL Facility

On March 12, 2025, in connection with the completion of the Refinancing, the Prior ABL Facility was repaid in full using borrowings under the 2028 ABL Facility and the commitments thereunder terminated. As of December 31, 2024, $50.0 was outstanding under the Prior ABL Facility and the effective interest rate under the Prior ABL Facility was approximately 7.44%.

Capital Expenditures

Our capital expenditures were $49.1 during the year ended December 31, 2025, compared to $65.1 in the year ended December 31, 2024. Based on current industry conditions and our significant investments in capital expenditures over the past several years, we expect to incur approximately $40.0 in capital expenditures for the year ending December 31, 2026. The nature of our capital expenditures is comprised of a base level of investment required to support our current operations and amounts related to growth and Company initiatives. Capital expenditures for growth and Company initiatives are discretionary. We continually evaluate our capital expenditures, and the amount we ultimately spend will depend on a number of factors, including expected industry activity levels and Company initiatives.

Equity Distribution Agreement

On June 14, 2021, the Company entered into the Equity Distribution Agreement with the Agent. Pursuant to the terms of the Equity Distribution Agreement, the ATM Offering had an aggregate offering price of up to $50.0. On November 16, 2022, the Company entered into Amendment No. 1 to the Equity Distribution Agreement, which, among other things, allows for debt-for-equity exchanges in accordance with Section 3(a)(9) of the Securities Act. On March 14, 2025, the Company entered into the EDA Amendment, which,

among other things, increased the aggregate offering price to up to approximately $57.8 (which amount includes all of the Common Stock previously sold pursuant to the Equity Distribution Agreement prior to the EDA Amendment) and provides for the Company's election not to deliver a placement notice.

Any Common Stock offered and sold in the ATM Offering may be issued pursuant to the Registration Statement, the prospectus supplement relating to the ATM Offering filed with the SEC on March 14, 2025 and any applicable additional prospectus supplements related to the ATM Offering that form a part of the Registration Statement. Sales of Common Stock under the Equity Distribution Agreement, as amended to date, may be made in any transactions that are deemed to be "at the market offerings" as defined in Rule 415 under the Securities Act. As of the filing of this Annual Report, the Company is subject to the General Instruction I.B.6 to Form S-3, known as the "baby shelf" rule, which limits the amount of securities we can sell under the Registration Statement in any 12-month period.

The Equity Distribution Agreement contains customary representations, warranties and agreements by the Company, indemnification obligations of the Company and the Agent, including for liabilities under the Securities Act, other obligations of the parties and termination provisions. Under the terms of the Equity Distribution Agreement, the Company will pay the Agent a commission equal to 3.0% of the gross sales price of the Common Stock sold.

The Company has used and plans to use the net proceeds from the ATM Offering, after deducting the Agent's commissions and the Company's offering expenses, for general corporate purposes, which may include, among other things, paying or refinancing all or a portion of the Company's then-outstanding indebtedness and funding acquisitions, capital expenditures and working capital.

During the three and twelve months ended December 31, 2025, the Company sold — and 167,769 shares of Common Stock, respectively, in exchange for gross proceeds of $— and $0.6, respectively, and incurred legal and administrative fees of $— and $0.3, respectively. During the three and twelve months ended December 31, 2024, the Company did not sell any shares of Common Stock and incurred legal and administrative fees of $0.3 and $0.5, respectively.

Cash Flows

At December 31, 2025, we had $5.7 of cash and cash equivalents. Cash on hand at December 31, 2025 decreased by $85.9 during the year then ended, due to $60.5 of cash flows used in financing activities and $32.9 of cash flows used in investing activities, offset by $7.5 of cash flows provided by operating activities. Our liquidity requirements consist of working capital needs, debt service obligations and ongoing capital expenditure requirements. Our primary requirements for working capital are directly related to the activity level of our operations.

This Annual Report includes net working capital, which is a "non-GAAP financial measure" as defined in the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Net working capital is calculated as current assets, excluding cash, less current liabilities, excluding accrued interest, operating lease obligations and finance lease obligations. We believe that net working capital provides useful information to investors because it is an important indicator of the Company's liquidity. Our computations of net working capital may not be comparable to other similarly titled measures of other companies.

The following table sets forth the reconciliation of current assets and current liabilities to net working capital:

	As of		
	December 31, 2025		December 31, 2024
Current assets	$	149.9	$	233.0
Less: Cash		5.7		91.6
Net current assets		144.2		141.4
Current liabilities		126.2		140.1
Less: Current portion of long-term debt		4.4		—
Less: Accrued interest		0.4		4.5
Less: Operating lease obligations		7.1		6.9
Less: Finance lease obligations		19.6		13.0
Net current liabilities		94.7		115.7
Net Working Capital	$	49.5	$	25.7

Net working capital as of December 31, 2025 was $49.5, an increase of $23.8 as compared to net working capital of $25.7 as of December 31, 2024. Net working capital is calculated as current assets, excluding cash, less current liabilities, excluding current portion of long-term debt, accrued interest, operating lease obligations and finance lease obligations. As of December 31, 2025, total current assets excluding cash increased by $2.8 and total current liabilities excluding current portion of long-term debt, accrued interest, operating lease obligations and finance lease obligations decreased by $21.0. The increase in net current assets was primarily related to a increase of $5.8 in accounts receivable-trade, net and a decrease of $0.3 in inventory. The decrease in total current liabilities was due to a decrease of $5.7 in accounts payable and a decrease of $15.3 in accrued liabilities.

The following table sets forth our cash flows for the periods presented below:

	Year Ended		
	December 31, 2025		December 31, 2024
Cash balance beginning of period	$	91.6	$	112.5
Net cash provided by operating activities		7.5		54.2
Net cash used in investing activities		(32.9)		(51.1)
Net cash used in financing activities		(60.5)		(24.0)
Net change in cash		(85.9)		(20.9)
Cash balance end of period	$	5.7	$	91.6

Net cash provided by operating activities

Net cash provided by operating activities was $7.5 for the year ended December 31, 2025, as compared to net cash provided by operating activities of $54.2 for the year ended December 31, 2024. The decrease in operating cash flows was primarily attributable to the decrease in revenues across all operating segments.

Net cash used in investing activities

Net cash used in investing activities was $32.9 for the year ended December 31, 2025, as compared to net cash used in investing activities of $51.1 for the year ended December 31, 2024. The cash used in investing activities for the year ended December 31, 2025 was primarily driven by increased maintenance and growth capital spending to support our business operations.

Net cash used in financing activities

Net cash used in financing activities was $60.5 for the year ended December 31, 2025, compared to net cash used in financing activities of $24.0 for the year ended December 31, 2024. The cash used in financing

activities for the year ended December 31, 2025 was primarily driven by the Refinancing as well as borrowings and repayments under our 2028 ABL Facility.

Off-Balance Sheet Arrangements

Indemnities, Commitments and Guarantees

In the normal course of our business, we make certain indemnities, commitments and guarantees under which we may be required to make payments in relation to certain transactions. These include indemnities to various lessors in connection with facility leases for certain claims arising from such facility or lease and indemnities to other parties to certain acquisition agreements. The duration of these indemnities, commitments and guarantees varies and, in certain cases, is indefinite. Many of these indemnities, commitments and guarantees provide for limitations on the maximum potential future payments we could be obligated to make. However, we are unable to estimate the maximum amount of liability related to our indemnities, commitments and guarantees because such liabilities are contingent upon the occurrence of events that are not reasonably determinable. Our management believes that any liability for these indemnities, commitments and guarantees would not be material to our financial statements. Accordingly, no significant amounts have been accrued for indemnities, commitments and guarantees.

Critical Accounting Estimates

The discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with Generally Accepted Accounting Principles ("GAAP"). The preparation of our financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and related disclosure of contingent assets and liabilities. Certain accounting policies involve judgments and uncertainties to such an extent that there is a reasonable likelihood that materially different amounts could have been reported under different conditions, or if different assumptions had been used. We evaluate our estimates and assumptions on a regular basis. We base our estimates on historical experience and various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates and assumptions used in preparation of our financial statements.

Accrued Revenue

The Company records accrued revenue for services performed but not yet invoiced as of the reporting date. Revenue is recognized as services are performed in the field in accordance with the applicable master service agreements, based on contractual day rates, footage rates, per-job pricing, or other agreed-upon fee arrangements. Accrued revenue represents revenue recognized for which billing has not yet occurred.

The measurement of accrued revenue requires significant judgment. Management estimates amounts earned based on an evaluation of services performed to date, including unprocessed field tickets, stage or job completion status, equipment utilization, and the estimated value of partially completed jobs. These estimates are developed through a monthly review of operational reports, field documentation, and contractual terms.

Adjustments to accrued revenue may be required as a result of revised stage counts, customer acceptance or disputes, pricing adjustments, contract modifications, or operational factors such as weather delays or downtime. While management believes its estimates are reasonable and based on the best information available at the reporting date, actual amounts billed and ultimately collected may differ, and such differences could be material to the consolidated financial statements.

As of December 31, 2025, accrued revenue was $16.4 and is included in Accounts receivable–trade in the consolidated balance sheets.

Recent Accounting Pronouncements

See Note 2 - Recent Accounting Pronouncements to our consolidated financial statements for a discussion of recently issued accounting pronouncements.

How We Evaluate Our Operations

Key Financial Performance Indicators

We recognize the highly cyclical nature of our business and the need for metrics to (1) best measure the trends in our operations and (2) provide baselines and targets to assess the performance of our managers.

The measures we believe most effective to achieve the above stated goals include:

- *Revenue*

- *Operating Income*

- *Adjusted Earnings before interest, taxes, depreciation and amortization ("Adjusted EBITDA")*: Adjusted EBITDA is a supplemental non-GAAP financial measure that is used by management and external users of our financial statements, such as industry analysts, investors, lenders and rating agencies. Adjusted EBITDA is not a measure of net earnings or cash flows as determined by GAAP. We define Adjusted EBITDA as net earnings (loss) before interest, taxes, depreciation and amortization, further adjusted for (i) goodwill and/or long-lived asset impairment charges, (ii) stock-based compensation expense, (iii) restructuring charges, (iv) transaction and integration costs related to acquisitions and (v) other expenses or charges to exclude certain items that we believe are not reflective of ongoing performance of our business.

- *Adjusted EBITDA Margin:* Adjusted EBITDA margin is defined as Adjusted EBITDA, as defined above, as a percentage of revenue.

We believe Adjusted EBITDA is useful because it allows us to supplement the GAAP measures in order to more effectively evaluate our operating performance and compare the results of our operations from period to period without regard to our financing methods or capital structure. We exclude the items listed above in arriving at Adjusted EBITDA (Loss) because these amounts can vary substantially from company to company within our industry depending upon accounting methods, book values of assets, capital structures and the method by which the assets were acquired. Adjusted EBITDA should not be considered as an alternative to, or more meaningful than, net (loss) earnings as determined in accordance with GAAP, or as an indicator of our operating performance or liquidity. Certain items excluded from Adjusted EBITDA are significant components in understanding and assessing a company's financial performance, such as a company's cost of capital and tax structure, as well as the historic costs of depreciable assets, none of which are components of Adjusted EBITDA. Our computations of Adjusted EBITDA may not be comparable to other similarly titled measures of other companies.

ITEM 7A.   QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

As a smaller reporting company, we are not required to provide the information required by Item 305 of Regulation S-K.

Item 8.   FINANCIAL STATEMENTS

Index to Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm (PCAOB ID No 34)   68

Consolidated Balance Sheets as of December 31, 2025 and December 31, 2024   70

Consolidated Statements of Operations for the Years Ended December 31, 2025 and December 31, 2024   71

Consolidated Statements of Stockholders' Equity for the Years Ended December 31, 2025 and December 31, 2024   72

Consolidated Statements of Cash Flows for the Years Ended December 31, 2025 and December 31, 2024   73

Notes to Consolidated Financial Statements   74

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the stockholders and the Board of Directors of KLX Energy Services Holdings, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of KLX Energy Services Holdings, Inc. and subsidiaries (the "Company") as of December 31, 2025 and 2024, the related consolidated statements of operations, stockholders' equity, and cash flows, for each of the two years in the period ended December 31, 2025, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2025, in conformity with applicable accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Revenue Recognition – Accrued Revenue – Refer to Note 1 to the consolidated financial statements

Critical Audit Matter Description

As discussed in Note 1 to the consolidated financial statements, revenue is recognized upon the customer obtaining control of promised goods or services in an amount that reflects the consideration which is expected to be received in exchange for those goods or services, which generally reflects the amount the Company has the right to invoice. As most projects are not billed until completion, the Company accrues revenue at the end of each month for jobs that are on-going and have not been invoiced. As of December 31, 2025, the Company recognized $16.5 million of accrued revenue which is included within the "Revenue" financial statement line item within the financial statements. The amount to be recorded is dependent upon estimates prepared by management.

We identified the estimated accrued revenue as a critical audit matter due to the inherent subjectivity and degree of judgment made by management in estimating the amount to be accrued.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to accrued revenue included the following, among others:

• We evaluated the reasonableness of the Company's policies for recording the accrual including whether there were changes in those policies in the current year.

• We tested the design and implementation of internal controls over accrued revenue, including (1) the process to estimate the revenue accrual, including the assumptions related to status of jobs on-going at the date of the accrual, and (2) management's analysis of the actual revenue invoiced in the subsequent period compared to the amount accrued for at year-end.

• We evaluated the reasonableness of the assumptions and degree of judgment utilized in the determination of the accrual, tested the source of information used to estimate the accrual, and validated the mathematical accuracy of management's calculation.

• We selected a sample of accrued revenue transactions and performed the following:

  o Evaluated the Company's methodology and assumptions in developing their revenue accrual, including assessing the completeness and accuracy of the underlying data used by management in their estimates.
  o Compared the related revenue billed subsequently in January 2026 to the estimate recorded.

/s/ Deloitte & Touche LLP

Houston, Texas
March 12, 2026

We have served as the Company's auditor since 2018.

KLX Energy Services Holdings, Inc.
Consolidated Balance Sheets
(In millions of U.S. dollars and shares, except per share data)

		As of December 31		
		2025		**2024**
ASSETS				
Current assets:				
Cash and cash equivalents	$	5.7	$	91.6
Accounts receivable–trade, net of allowance of $1.7 and $4.2		102.7		96.9
Inventories, net		30.7		31.0
Prepaid expenses and other current assets		10.8		13.5
Total current assets		149.9		233.0
Property and equipment, net[1]		161.1		197.1
Operating lease assets		22.3		19.6
Intangible assets, net		1.1		1.5
Other assets		5.9		5.1
Total assets	$	340.3	$	456.3
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current liabilities:				
Accounts payable	$	68.7	$	74.4
Accrued interest		0.4		4.5
Accrued liabilities		26.0		41.3
Current portion of long-term debt		4.4		—
Current portion of operating lease liabilities		7.1		6.9
Current portion of finance lease liabilities		19.6		13.0
Total current liabilities		126.2		140.1
Long-term debt		253.9		285.1
Long-term operating lease liabilities		15.9		13.5
Long-term finance lease liabilities		17.4		26.4
Other non-current liabilities		1.1		1.7
Commitments and contingencies (Note 9)				
Stockholders' equity:				
Common Stock, $0.01 par value; 110.0 authorized; 18.9 and 17.5 issued		0.2		0.2
Additional paid-in capital		571.3		557.5
Treasury stock, at cost, 0.5 shares and 0.5 shares		(6.2)		(5.8)
Accumulated deficit		(639.5)		(562.4)
Total stockholders' deficit		(74.2)		(10.5)
Total liabilities and stockholders' deficit	$	340.3	$	456.3

[1] Includes right-of-use ("ROU") assets - finance leases. See Note 4 - Property and Equipment, Net and Note 7 - Leases.

See accompanying notes to consolidated financial statements.

KLX Energy Services Holdings, Inc.
Consolidated Statements of Operations
(In millions of U.S. dollars, except per share data)

	Year Ended	
	December 31, 2025	December 31, 2024
Revenues	$ 636.6	$ 709.3
Costs and expenses:		
Cost of sales	501.5	549.7
Depreciation and amortization	95.2	94.0
Selling, general and administrative	68.5	79.6
Research and development costs	1.7	1.4
Impairment and other charges	—	0.1
Operating loss	(30.3)	(15.5)
Non-operating expense:		
Interest income	(0.4)	(2.5)
Interest expense	45.2	39.4
Loss on debt extinguishment	1.2	—
Net loss before income tax	(76.3)	(52.4)
Income tax expense	0.8	0.6
Net loss	$ (77.1)	$ (53.0)
Net loss per share-basic	$ (4.12)	$ (3.27)
Net loss per share-diluted	$ (4.12)	$ (3.27)

See accompanying notes to consolidated financial statements.

KLX Energy Services Holdings, Inc.
Consolidated Statements of Stockholders' Equity
Years Ended December 31, 2025 and December 31, 2024
(***In millions of U.S. dollars and shares***)

	Common Stock		Additional Paid-in Capital	Treasury Stock	Accumulated Deficit	Total Stockholders' Equity
	Shares	Amount				
Balance at January 1, 2024	16.9	$ 0.1	$ 553.4	$ (5.3)	$ (509.4)	$ 38.8
Restricted stock, net of forfeitures	—	—	3.6	—	—	3.6
Purchase of treasury stock	—	—	—	(0.5)	—	(0.5)
Issuance of Common Stock, net of cost	0.6	0.1	0.5	—	—	0.6
Net loss	—	—	—	—	(53.0)	(53.0)
Balance at December 31, 2024	17.5	$ 0.2	$ 557.5	$ (5.8)	$ (562.4)	$ (10.5)
Restricted stock, net of forfeitures	—	—	2.5	—	—	2.5
Purchase of treasury stock	—	—	—	(0.4)	—	(0.4)
Issuance of Common Stock, net of cost	0.6	0.0	0.3	—	—	0.3
Issuance of warrants	—	—	11.0	—	—	11.0
Exercise of warrants	0.8	0.0	0.0	—	—	—
Net loss	—	—	—	—	(77.1)	(77.1)
Balance at December 31, 2025	18.9	$ 0.2	$ 571.3	$ (6.2)	$ (639.5)	$ (74.2)

See accompanying notes to consolidated financial statements.

KLX Energy Services Holdings, Inc.
Consolidated Statements of Cash Flows
(In millions of U.S. dollars)

	Year Ended	
	December 31, 2025	December 31, 2024
Cash flows from operating activities:		
Net loss	$ (77.1)	$ (53.0)
Adjustments to reconcile net loss to net cash flows from operating activities		
Depreciation and amortization	95.2	94.0
Non-cash compensation	2.6	3.9
Amortization of deferred financing fees	4.7	2.6
Provision for inventory reserve	1.3	0.9
Gain on disposal of property, equipment and other	(11.0)	(11.9)
Non-cash interest expense	16.6	—
Loss on debt extinguishment	1.2	—
Other	0.7	(0.6)
Changes in operating assets and liabilities:		
Accounts receivable	(6.0)	30.6
Inventories	(1.8)	1.4
Prepaid expenses and other current and non-current assets	7.9	14.0
Accounts payable	(2.0)	(16.6)
Other current and non-current liabilities	(24.8)	(11.1)
Net cash flows provided by operating activities	7.5	54.2
Cash flows from investing activities:		
Purchases of property and equipment	(49.1)	(65.1)
Proceeds from sale of property and equipment and other	16.2	14.0
Net cash flows used in investing activities	(32.9)	(51.1)
Cash flows from financing activities:		
Borrowings under 2028 ABL Facility	139.0	—
Repayments on 2028 ABL Facility	(103.0)	—
Repayments on Prior ABL Facility	(50.0)	—
Proceeds from issuance of 2030 Senior Notes and warrants	225.2	—
Repayment of 2025 Senior Notes	(236.3)	—
Mandatory redemption on 2030 Senior Notes	(4.8)	—
Payments on finance lease obligations	(19.9)	(21.6)
Payments of debt issuance costs	(10.5)	(0.9)
Proceeds from note payable	6.5	5.4
Change in financed payables	(6.6)	(6.1)
Other	(0.1)	(0.8)
Net cash flows used in financing activities	(60.5)	(24.0)
Net change in cash and cash equivalents	(85.9)	(20.9)
Cash and cash equivalents, beginning of period	91.6	112.5
Cash and cash equivalents, end of period	$ 5.7	$ 91.6
Supplemental disclosures of cash flow information:		
Cash paid during period for interest	27.8	37.1
Supplemental schedule of non-cash activities:		
Accrued capital expenditures	9.1	12.7
Non-cash interest expense (paid in kind)	16.6	—
Debt-for-equity exchanges	—	1.0

See accompanying notes to consolidated financial statements.

KLX Energy Services Holdings, Inc.
Notes to Consolidated Financial Statements
(U.S. dollars in millions, except per share amounts)

NOTE 1 - Description of Business and Significant Accounting Policies

Description of Business

KLX Energy Services Holdings, Inc. (the “Company”, “KLXE” or “KLX Energy Services”) is a growth-oriented provider of diversified oilfield services to leading onshore oil and natural gas exploration and production (“E&P”) companies operating in both conventional and unconventional plays in all of the active major basins throughout the United States. The Company delivers mission critical oilfield services focused on drilling, completion, production and intervention activities for the most technically demanding wells in over 60 service and support facilities located throughout the United States.

The Company offers a complementary suite of proprietary products and specialized services that is supported by technically skilled personnel and a broad portfolio of innovative in-house manufacturing, repair and maintenance capabilities. KLXE’s primary services include coiled tubing, directional drilling, hydraulic fracturing rentals, fishing, pressure control, wireline, rig-assisted snubbing, fluid pumping, flowback, testing and well control services. KLXE’s primary rentals and products include hydraulic fracturing stacks, blow out preventers, tubulars, downhole tools, dissolvable plugs, composite plugs and accommodation units.

On July 28, 2020, KLX Energy Services, Krypton Intermediate, LLC, an indirect wholly owned subsidiary of KLXE, Krypton Merger Sub, Inc., an indirect wholly owned subsidiary of KLXE (“Merger Sub”), and Quintana Energy Services Inc. (“QES”) completed the previously announced acquisition of QES, by means of a merger of Merger Sub with and into QES, with QES surviving the merger as a subsidiary of KLXE (the “QES Merger”). On July 28, 2020, immediately prior to the consummation of the QES Merger, the Reverse Stock Split Amendment became effective and thereby effectuated the 1-for-5 Reverse Stock Split of the Company’s issued and outstanding Common Stock.

Basis of Presentation

The accompanying consolidated financial statements were prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP”). The consolidated financial statements include all accounts of KLXE and its subsidiaries. All intercompany transactions and account balances have been eliminated upon consolidation.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts and related disclosures. Actual results could differ from those estimates.

Revenue Recognition

Revenue is recognized upon the customer obtaining control of promised goods or services, in an amount that reflects the consideration which is expected to be received in exchange for those goods or services, which generally reflects the amount we have the right to invoice. To determine revenue recognition for arrangements within the scope of Accounting Standards Codification (“ASC”) Topic 606, the following five steps are performed: (i) identify the contract(s) with a customer; (ii) identify the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognize revenue when (or as) the Company satisfies a performance obligation. Revenue is recognized in the amount of the transaction price that is allocated to the respective performance obligation when (or as) the performance obligation is satisfied. Service revenues are recorded over time throughout and

for the duration of the service period pursuant to a master services agreement combined with a completed field ticket or a work order. Revenues from product sales are recognized when the customer obtains control of the product, which occurs at a point in time, typically upon delivery in accordance with the terms of the field ticket or work order.

Income Taxes

The Company accounts for deferred income taxes through the asset and liability method. Under this method, a deferred tax liability or asset is recognized for the expected future tax consequences resulting from the differences in financial reporting bases and tax bases of assets and liabilities. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the years in which the differences are expected to reverse. A valuation allowance is recorded if it is more likely than not that some or all of the deferred tax assets will not be realized. The Company recognizes accrued interest and penalties related to uncertain tax positions, if any, as a component of income tax expense.

Cash Equivalents

For purposes of reporting cash flows, cash and cash equivalents consist of cash on hand, and certificates of deposits. The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

The Company maintains its cash and cash equivalents in various financial institutions, which at times may exceed federally insured amounts. Management believes that this risk is not significant.

Accounts Receivable, Net

The Company performs ongoing credit evaluations of its customers and adjusts credit limits based upon payment history and the customer's current creditworthiness, as determined by review of their current credit information. The Company continuously monitors collections and payments from its customers and maintains a provision for estimated credit losses based upon historical experience and any specific customer collection issues that have been identified. The allowance for doubtful accounts at December 31, 2025 and December 31, 2024 was $1.7 and $4.2, respectively.

Activity in our allowance for doubtful accounts during the years ended December 31, 2025 and December 31, 2024 is set forth in the table below:

Allowance for doubtful accounts	Balance at beginning of period		Charged (credited) to costs and expenses		Deductions [1]		Balance at end of period
December 31, 2025	$	4.2	$	1.4	$	(3.9)	$	1.7
December 31, 2024	$	5.5	$	0.6	$	(1.9)	$	4.2

* ASC Topic 326, Financial Instruments - Credit Losses.

[1] Accounts receivable balances written off during the period, net of recoveries.

Inventories

Inventories, made up primarily of dissolvable plugs, supplies, finished goods and other consumables used to perform services for customers. The Company values inventories at the lower of cost or net realizable value and uses the weighted average costing and first-in, first-out methods. Reserves for excess and obsolete inventory were approximately $4.1 and $3.2 as of years ended December 31, 2025 and December 31, 2024, respectively.

Property and Equipment

Property and equipment is stated at cost and depreciated under the straight-line method over the estimated useful life of the asset. Equipment held under finance leases is stated at the present value of its future minimum lease payments and is depreciated under the straight-line method over the shorter of the lease term or the estimated useful life of the asset. Estimating useful lives of property and equipment requires significant judgment which is influenced by our historical experience in operating property and equipment, technological developments, and expectations of future demand.

Intangible Assets, Net

Under Financial Accounting Standards Board ("FASB") ASC Topic 350, Intangibles—Goodwill and Other, indefinite-lived intangible assets are reviewed at least annually for impairment. Acquired intangible assets with definite lives are amortized under the straight-line method over their individual useful lives. As of December 31, 2025 and December 31, 2024, there were net intangible assets, consisting of customer relationships and patents, with definite lives of $1.1 and $1.5, respectively. As of December 31, 2025 and December 31, 2024, intangible assets had gross carrying amount of $5.9 and $5.9 and accumulated amortization of $4.8 and $4.4, respectively, with amortization expense for the years then ended of $0.4 and $0.3, respectively.

Long-Lived Assets

Long-lived assets, such as property and equipment and purchased intangibles subject to amortization, are tested for impairment when there is evidence that events or changes in circumstances indicate that the carrying amount of an asset may not be recovered. An impairment loss is recognized when the undiscounted cash flows expected to be generated by an asset (or group of assets) is less than its carrying amount. Any required impairment loss is measured as the amount by which the asset's carrying value exceeds its fair value and is recorded as a reduction in the carrying value of the related asset and a charge to operating results. For the years ended December 31, 2025 and December 31, 2024, there were no impairments of long-lived assets.

Debt Issuance Costs

The Company capitalizes certain third-party fees directly related to the issuance of debt and amortizes these costs over the life of the debt using the effective interest method. Debt issuance costs related to the Prior ABL Facility and the 2028 ABL Facility are presented net of amortization as a non-current asset. Debt issuance costs related to the Company's senior secured notes due 2030 (the "2030 Senior Notes") and senior secured notes due 2025 (the "2025 Senior Notes") are presented net of amortization as an offset to the liability. Amortized debt issuance costs are included in interest expense and totaled $2.3 for the year ended December 31, 2025 and $2.6 for the year ended December 31, 2024.

Original Issue Discount

The Company capitalizes the original issue cash discount and the original issue warrant discount, both related to the 2030 Senior Notes, and amortizes these costs over the life of the debt using the effective interest method. These discounts are presented net of amortization as an offset to the liability. Discount amortization is included in interest expense and totaled $2.4 for the year ended December 31, 2025 and $— for the year ended December 31, 2024.

Common Stock Equivalents

The Company has potential Common Stock equivalents related to its outstanding restricted stock awards and restricted stock units. These potential Common Stock equivalents are not included in diluted loss per share for any period presented in which there is a net loss because the effect would have been anti-dilutive.

Stock-Based Compensation

The Company accounts for share-based compensation arrangements in accordance with the provisions of FASB ASC Topic 718, Stock Compensation whereby share-based compensation cost is measured on the date of grant, based on the calculated fair value of the award and recognized as selling, general and administrative expenses in the consolidated statement of operations over the requisite service period. Compensation cost recognized during the years ended December 31, 2025 and December 31, 2024 primarily related to grants of restricted stock and restricted stock units granted or approved by the Board's compensation committee (the "Compensation Committee"). See Note 11 - Equity and Stock-Based Compensation for additional information related to stock-based compensation.

Concentration of Risk

The Company provides products and services to energy industry customers who focus on developing and producing oil and gas onshore in North America. The Company's management performs ongoing credit evaluations on the financial condition of all of its customers and maintains allowances for uncollectible accounts receivable based on expected collectability. Credit losses have historically been within management's expectations and the provisions established, see "*Accounts Receivable, Net*" above.

Significant customers change from year to year depending on the level of E&P activity and the use of the Company's services. During the years ended December 31, 2025 and December 31, 2024, no single customer accounted for more than 10% of the Company's revenues.

NOTE 2 - Recent Accounting Pronouncements

Recently Adopted Accounting Standard Updates

In December 2023, FASB issued Accounting Standards Update ("ASU") 2023-09, Income Taxes (Topic 740). This ASU includes specific requirements for the rate reconciliation, income taxes paid and other tax-related disclosures. The Company adopted ASU 2023-09 on January 1, 2025 using a fully retrospective method of transition. Refer to Note 12 - Income Taxes.

NOTE 3 - Inventories, net

Inventories consisted of the following:

	December 31, 2025	December 31, 2024
Spare parts	$ 19.3	$ 20.5
Plugs	9.0	8.0
Consumables	4.6	3.9
Other	1.9	1.8
Subtotal	34.8	34.2
Less: Inventory reserve	(4.1)	(3.2)
Total inventories, net	$ 30.7	$ 31.0

Inventories are made up primarily of spare parts, composite and dissolvable plugs, consumables (including thru tubing accessory tools, chemicals and cement) and other (including coiled tubing strings and wireline spools) used to perform services for customers. The Company values inventories at the lower of cost or net realizable value. Inventory reserves were approximately $4.1 and $3.2 as of December 31, 2025 and December 31, 2024, respectively.

Activity in the reserve for inventory accounts during the years ended December 31, 2025 and December 31, 2024 is set forth in the table below:

Reserve for inventory	Balance at beginning of period		Charged to costs and expenses		Deductions [1]		Balance at end of period
December 31, 2025	$	3.2	$	1.3	$	(0.4)	$	4.1
December 31, 2024	$	4.5	$	1.0	$	(2.3)	$	3.2

[1] Reserve for inventory balances written off during the period, net of recoveries.

NOTE 4 - Property and Equipment, Net

Property and equipment consisted of the following:

	Useful Life (Years)			December 31, 2025	December 31, 2024
Land, buildings and improvements	1	—	40	$ 36.1	$ 36.3
Machinery	1	—	20	299.8	289.0
Equipment and furniture	1	—	15	248.6	243.4
ROU assets - finance leases	1	—	20	84.9	83.9
Total property and equipment				669.4	652.6
Less: Accumulated depreciation				(512.3)	(461.1)
Add: Construction in progress				4.0	5.6
Total property and equipment, net				$ 161.1	$ 197.1

Depreciation of assets is computed using the straight-line method over the lesser of the estimated useful lives of the respective assets or the lease term, if shorter. Depreciation expense related to non-leased assets was $74.9 and $69.7 for the years ended December 31, 2025 and December 31, 2024, respectively. Finance lease amortization expense was $20.0 and $24.0 for the years ended December 31, 2025 and December 31, 2024.

Assets Held for Sale

As of December 31, 2025 and December 31, 2024, the Company's consolidated balance sheet includes assets classified as held for sale of $— and $2.3, respectively.

NOTE 5 - Accrued Liabilities

Accrued liabilities consisted of the following:

	December 31, 2025	December 31, 2024
Accrued compensation and employee benefits	$ 14.3	$ 27.9
Accrued property taxes	1.6	1.8
Accrued taxes other than property	2.2	3.5
Other accrued liabilities	7.9	8.1
Total accrued liabilities	$ 26.0	$ 41.3

NOTE 6 - Long-Term Debt

Outstanding long-term debt consisted of the following:

	December 31, 2025	December 31, 2024
2025 Senior Notes	$ —	$ 236.3
2030 Senior Notes	244.1	—
Prior ABL Facility	—	50.0
2028 ABL Facility	36.0	—
Total principal outstanding	280.1	286.3
Less: Unamortized debt issuance costs	(6.2)	(1.2)
Less: Unamortized original issue discount	(15.6)	—
Total debt	258.3	285.1
Less: Current portion of long-term debt	4.4	—
Long-term debt	$ 253.9	$ 285.1

Refinancing

On March 7, 2025, the Company and certain of our subsidiaries party thereto entered into a Securities Purchase Agreement with certain holders (the "Investors") of our 11.5% senior secured notes due 2025 (the "2025 Senior Notes"), pursuant to which the Company agreed to issue and sell to the Investors (a) approximately $232.2 in aggregate principal amount of the Senior Secured Floating Rate Cash / PIK Notes due 2030 (the "2030 Senior Notes" and, together with the 2025 Senior Notes, the "Senior Secured Notes") and (b) warrants entitling the holders thereof to purchase, in the aggregate, up to 2,373,187 shares of Common Stock, at an exercise price of $0.01 per share, subject to adjustment in exchange for (i) approximately $78.4 in aggregate cash consideration and (ii) approximately $143.6 aggregate principal amount of the 2025 Senior Notes, which were cancelled by the Company upon receipt thereof (collectively, the "Refinancing"). The Company consummated the Refinancing on March 12, 2025.

Senior Secured Notes

2030 Senior Notes

On March 12, 2025, as part of the Refinancing, the Company and certain of its subsidiaries entered into an indenture, dated as of March 12, 2025 (the "2030 Senior Notes Indenture"), with U.S. Bank Trust Company, National Association, as the trustee and notes collateral agent, pursuant to which $232.2 of the 2030 Senior Notes were issued. The 2030 Senior Notes will mature on March 12, 2030 and bear a floating rate of interest of Term SOFR plus the Applicable Margin (as defined in the 2030 Senior Notes Indenture) based on the Secured Net Leverage Ratio (as defined in the 2030 Senior Notes Indenture) payable on the last day of the applicable interest period in cash or, at the Company's election, additional 2030 Senior Notes paid-in-kind on one-, three- or six-month interest periods, which shall include a 100 basis point premium for any period where interest is paid-in-kind. The 2030 Senior Notes are senior secured obligations of the Company and are guaranteed on a senior secured basis by each of the Company's current domestic subsidiaries and by certain future subsidiaries, subject to agreed guaranty and security principles and certain exclusions.

The 2030 Senior Notes are fully and unconditionally guaranteed by each of the Company's current subsidiaries. The 2030 Senior Notes will also be guaranteed by each of the Company's future subsidiaries that guarantee the Company's indebtedness or indebtedness of guarantors, including under the 2028 ABL Facility and such subsidiaries that become guarantors in the future will also pledge their collateral in support of such guarantees. These guarantees are senior secured obligations of the guarantors secured by a first priority security interest on substantially all of the guarantors' assets (other than collateral securing the 2028 ABL Facility on a first priority basis) and a second priority security interest on the guarantors' assets which secure the 2028 ABL Facility on a first priority basis, subject in each case to certain excluded assets.

The Company is required to redeem the 2030 Senior Notes in an amount equal to 2.00% per annum of all 2030 Senior Notes outstanding as of the prior applicable Interest Payment Date (as defined in the 2030 Senior Notes Indenture) on the last business day of each of March, June, September and December.

Additionally, upon certain changes of control, consummation of certain asset sales and other events, the Company will be required to repurchase the 2030 Senior Notes at the applicable redemption prices.

The 2030 Senior Notes Indenture contains certain financial covenants that include (i) a maximum total net leverage ratio of not greater than 4.50 to 1.0 for the test periods ending March 31, 2025 through December 31, 2025, stepping down to 4.00 to 1.0 for the test periods ending March 31, 2026 through December 31, 2026, 3.50 to 1.0 for the test periods ending March 31, 2027 through December 31, 2027, 3.00 to 1.0 for the test periods ending March 31, 2028 through December 31, 2028, and 2.50 to 1.0 for each test period thereafter and (ii) restrictions on making net capital expenditures in any test period in excess of the greater of (x) $65.0 in the aggregate or (y) 7% of revenues during such test period. As of December 31, 2025, the Company was in compliance with its debt covenants under the 2030 Senior Notes.

The 2030 Senior Notes Indenture also restricts, among other things, the Company's ability to incur indebtedness and liens, pay dividends or make other distributions, make certain other restricted payments or investments, sell assets, enter into restrictive agreements, enter into transactions with the Company's affiliates, and merge or consolidate with other entities or convey, transfer or lease all or substantially all of the Company's properties and assets to another person, which, in each case, is subject to certain limitations and exceptions. The 2030 Senior Notes Indenture also contains customary events of default including, among other things, the failure to pay interest for three business days, failure to pay principal when due, failure to observe or perform any other covenants or agreement in the 2030 Senior Notes Indenture subject to grace periods, cross-acceleration to indebtedness with an aggregate principal amount in excess of $7.5, material impairment of liens, failure to pay certain material judgments and certain events of bankruptcy. The 2030 Senior Notes Indenture permits the Company to incur additional pari passu indebtedness of up to $150.0 within twelve months of the Refinancing (including for the purpose of consummating permitted acquisitions and investments) subject to the terms and conditions contained in the 2030 Senior Notes Indenture and contains certain other covenants, events of default and other customary provisions.

As of December 31, 2025, the principal amount outstanding under the 2030 Senior Notes was $244.1. On a net basis, after taking into consideration unamortized debt issuance costs and original issue discount for the 2030 Senior Notes, total debt related to the 2030 Senior Notes as of December 31, 2025 was $222.3. The effective interest rate under the 2030 Senior Notes was approximately 12.3% on December 31, 2025. Accrued interest related to the 2030 Senior Notes was $— as of December 31, 2025.

2025 Senior Notes

The previously-issued 2025 Senior Notes were redeemed on March 30, 2025 and the related indenture was satisfied and discharged. On a net basis, after taking into consideration the debt issuance costs for the 2025 Senior Notes, total debt related to the 2025 Senior Notes as of December 31, 2024 was $235.1. The 2025 Senior Notes bore interest at an annual rate of 11.5%, payable semi-annually in arrears on May 1 and November 1. Accrued interest as of December 31, 2024 was $4.5.

ABL Facilities

2028 ABL Facility

On March 7, 2025, the Company also entered into a Credit Agreement, dated as of March 7, 2025 (the "2028 ABL Facility"), with the Company, as borrower, Eclipse Business Capital LLC, as administrative agent, as collateral agent and as FILO administrative agent and the lenders party thereto. The 2028 ABL Facility is comprised of an asset-based revolving credit facility with a $125.0 commitment (the "Revolving Facility"), a first-in-last-out asset-based credit facility with a $10.0 commitment (the "FILO Facility"), and a committed incremental loan option under the Revolving Facility with a $25.0 commitment (the "Incremental Revolving Loans"). The availability of the Incremental Revolving Loans are subject to usual and customary conditions to effectiveness, including, for example, the Company electing to utilize such Incremental Revolving Loans by a date certain and the payment of required fees. Borrowings under the Revolving Facility (including, to the extent incurred, the Incremental Revolving Loans) bear interest at a rate equal to adjusted term SOFR plus an applicable margin of 4.625%. Borrowings under the FILO Facility bear interest at a rate equal to adjusted term SOFR plus an applicable margin of 6.00%. The applicable margin under the Revolving Facility is subject to a 0.125% reduction and the applicable margin under the FILO Facility is subject to a 0.50% reduction, in each case upon the repayment in full of a $5.0 over-advance provided on the initial funding date under the Revolving Facility. The 2028 ABL Facility is secured by, among other things, a first priority lien on accounts receivable and inventory and contains customary conditions precedent to borrowing and affirmative and negative covenants.

The initial funding under the 2028 ABL Facility occurred on March 12, 2025, and the proceeds therefrom were used to repay the Prior ABL Facility in full. After giving effect to the foregoing, we had approximately $39.9 of available borrowing capacity under the 2028 ABL Facility. Our 2028 ABL Facility matures on March 7, 2028.

The 2028 ABL Facility includes a springing financial covenant which requires the Company's consolidated fixed charge coverage ratio to be at least 1.0 to 1.0 if availability under the Revolving Facility falls below $7.0.

The 2028 ABL Facility includes financial, operating and negative covenants that limit our ability to incur indebtedness, to create liens or other encumbrances, to make certain payments and investments, including dividend payments, to engage in transactions with affiliates, to engage in sale/leaseback transactions, to guarantee indebtedness and to sell or otherwise dispose of assets and merge or consolidate with other entities. It also includes a covenant to deliver annual audited financial statements that are not qualified by a "going concern" or like qualification or exception. A failure to comply with the obligations contained in the 2028 ABL Facility could result in an event of default, which could permit acceleration of the debt, termination of undrawn commitments and enforcement against any liens securing the debt. The 2028 ABL Facility contains certain other covenants (including the ability to incur indebtedness for the purpose of consummating permitted acquisitions, subject to the terms of the 2028 ABL Facility), events of default and other customary provisions. As of December 31, 2025, the Company was in compliance with its debt covenants under the 2028 ABL Facility.

As of December 31, 2025, the borrowings outstanding under the 2028 ABL Facility were $36.0. The effective interest rate under the 2028 ABL Facility was approximately 8.61% on December 31, 2025. Accrued interest related to the 2028 ABL Facility was $0.4 as of December 31, 2025.

We have funds available under the 2028 ABL Facility of $50.6 on the December 2025 borrowing base certificate, which includes the undrawn availability on the FILO Facility.

Prior ABL Facility

On March 12, 2025, in connection with the completion of the Refinancing, the Prior ABL Facility was repaid in full using borrowings under the 2028 ABL Facility and the commitments thereunder terminated. As of December 31, 2024, $50.0 was outstanding under the Prior ABL Facility and the effective interest rate under the Prior ABL Facility was approximately 7.44%.

Other debt-related items

The Company uses standby letters of credit to facilitate commercial transactions with third parties and to secure our performance to certain vendors. Total letters of credit outstanding under the 2028 ABL Facility were $6.9 at December 31, 2025. To the extent liabilities are incurred as a result of the activities covered by the letters of credit, such liabilities are included on the accompanying consolidated balance sheets.

As of December 31, 2025, the Company had $1.9 of outstanding short-term indebtedness related to the financing of various insurance premiums at a weighted average interest rate of approximately 6.77%.

NOTE 7 - Leases

The Company, as part of its normal business operations, leases certain equipment, vehicles, manufacturing facilities, and office space under various operating and finance leases. We determine if an arrangement is or contains a lease at the lease inception date by evaluating whether the arrangement conveys the right to use an identified asset and whether the Company obtains substantially all of the economic benefits and has the ability to direct the use of the underlying asset. Leases with an initial term of twelve months or less meet the definition of a short-term lease and are not recorded on the balance sheet.

At the lease commencement date, the Company recognized a lease liability and an ROU asset representing its right to use the underlying asset over the lease term. The initial measurement of the lease liability is calculated on the basis of the present value of the remaining lease payments and the ROU asset is measured on the basis of this liability, adjusted by prepaid and accrued rent, lease incentives, and initial direct costs. The subsequent measurement of a lease is dependent on whether the lease is classified as an operating lease or a finance lease. Operating lease cost is recognized on a straight-line basis over the lease term, with the cost presented as a component of the Selling, general and administrative expenses line item in the Consolidated Statement of Operations. Finance lease cost is comprised of a separate interest component and amortization component and is presented as a component of the Interest expense, net and Depreciation and amortization line items, respectively, in the Consolidated Statement of Operations.

ASU 2016-02, Leases (Topic 842), requires that a lessee use the rate implicit in the lease when measuring the lease liability and ROU asset, when available. Alternatively, the Company is permitted to use its incremental borrowing rate which is defined as the rate of interest that the Company would have to pay to borrow on a collateralized basis over a similar term an amount equal to the lease payments in a similar economic environment. Since the rate implicit in the lease is not readily determinable, the Company uses its incremental borrowing rate when measuring its leases. We estimate our incremental borrowing rate to discount the lease payments at the lease commencement date based on credit adjusted interest rates available to us over the lease term.

The Company does not have any material leases that have not yet commenced that would create significant rights and obligations, nor does it have any material leases with related parties. Additionally, the Company's leases do not impose any restrictions or covenants on us. Short-term lease expense is not material for the Company.

The components of lease expense were as follows:

	Year Ended	
	December 31, 2025	December 31, 2024
Operating lease fixed cost	$ 8.4	$ 9.2
Finance lease fixed cost	20.0	24.0
Interest on finance lease liabilities	3.7	4.8
Lease variable cost	5.2	5.5
Total lease cost	$ 37.3	$ 43.5

Supplemental cash flow information related to leases was as follows:

	Year Ended	
	December 31, 2025	December 31, 2024
Cash paid for amounts included in the measurement of lease liabilities:		
Operating cash flows for operating leases	$ 8.8	$ 8.7
Operating cash flows for finance leases	3.6	4.8
Financing cash flows for finance leases	19.9	21.6
ROU assets obtained in exchange for lease obligations:		
Operating leases	$ 9.4	$ 4.9
Finance leases	20.7	3.9

Supplemental balance sheet information related to leases was as follows:

	Year Ended	
	December 31, 2025	December 31, 2024
Operating Leases		
Operating lease assets	$ 22.3	$ 19.6
Current portion of operating lease liabilities	$ 7.1	$ 6.9
Long-term operating lease liabilities	15.9	13.5
Total operating lease liabilities	$ 23.0	$ 20.4
Finance Leases		
Property and equipment, net	$ 34.8	$ 38.9
Total finance lease assets	$ 34.8	$ 38.9
Current portion of finance lease liabilities	$ 19.6	$ 13.0
Long-term finance lease liabilities	17.4	26.4
Total finance lease liabilities	$ 37.0	$ 39.4
Weighted Average Remaining Lease Term		
Operating leases (in years)	4.4	3.1
Finance leases (in years)	2.9	2.2
Weighted Average Discount Rate		
Operating leases	11.8 %	9.0 %
Finance leases	12.5 %	10.3 %

Maturities of lease liabilities were as follows:

Years ending December 31,	Operating Leases	Finance Leases
2026	$ 9.4	$ 22.8
2027	7.2	7.9
2028	4.5	6.5
2029	2.6	5.2
2030	1.7	1.4
Thereafter	5.4	—
Total lease payments	30.8	43.8
Less: imputed interest	(7.8)	(6.8)
Total	$ 23.0	$ 37.0

NOTE 8 - Fair Value Information

All financial instruments are carried at amounts that approximate estimated fair value. The fair value is the price at which an asset could be exchanged in a current transaction between knowledgeable, willing parties. Assets measured at fair value are categorized based upon the lowest level of significant input to the valuations.

Level 1 – quoted prices in active markets for identical assets and liabilities.

Level 2 – quoted prices for identical assets and liabilities in markets that are not active or observable inputs other than quoted prices in active markets for identical assets and liabilities.

Level 3 – unobservable inputs in which there is little or no market data available, which require the reporting entity to develop its own assumptions.

The carrying amounts of cash and cash equivalents, accounts receivable-trade and accounts payable represent their respective fair values due to their short-term nature. There was $36.0 debt outstanding under the 2028 ABL Facility as of December 31, 2025 and $50.0 debt outstanding under the Prior ABL Facility as of December 31, 2024. The fair value of each the 2028 ABL Facility and the Prior ABL Facility approximates each of their respective carrying values as of year-end.

The following tables present the placement in the fair value hierarchy of the 2025 Senior Notes, based on market prices for publicly traded debt, as of December 31, 2025 and December 31, 2024:

| | December 31, 2025 | Fair value measurements at reporting date using | | |
		Level 1	Level 2	Level 3
2030 Senior Notes	$ 246.0	$ —	$ —	$ 246.0
Total Senior Notes	$ 246.0	$ —	$ —	$ 246.0

| | December 31, 2024 | Fair value measurements at reporting date using | | |
		Level 1	Level 2	Level 3
2025 Senior Notes	$ 231.2	$ —	$ 231.2	$ —
Total Senior Notes	$ 231.2	$ —	$ 231.2	$ —

The following tables present the placement in the fair value hierarchy of Assets Held for Sale, as disclosed in Note 4, based on sales contracts and comparative price quotes, as of December 31, 2025 and December 31, 2024:

| | December 31, 2025 | Fair value measurements at reporting date using | | |
		Level 1	Level 2	Level 3
Assets Held for Sale	$ —	$ —	$ —	$ —
Total Assets Held for Sale	$ —	$ —	$ —	$ —

			Fair value measurements at reporting date using		
	December 31, 2024		**Level 1**	**Level 2**	**Level 3**
Assets Held for Sale	$	2.3	$ —	$ 2.3	$ —
Total Assets Held for Sale	$	2.3	$ —	$ 2.3	$ —

During the years ended December 31, 2025 and December 31, 2024, there was $0.2 and no before-tax loss related to Assets Held for Sale, respectively.

NOTE 9 - Commitments, Contingencies and Off-Balance Sheet Arrangements

Environmental Regulations & Liabilities

The Company is subject to various federal, state and local environmental laws and regulations that establish standards and requirements for the protection of the environment. The Company continues to monitor the status of these laws and regulations. However, the Company cannot predict the future impact of such laws and regulations, as well as standards and requirements, on its business, which are subject to change and can have retroactive effectiveness. Currently, the Company has not been fined, cited or notified of any environmental violations or liabilities that would have a material adverse effect on its consolidated financial statement position, results of operations, liquidity or capital resources. However, management does recognize that by the very nature of its business, material costs could be incurred in the future to maintain compliance. The amount of such future expenditures is not determinable due to several factors, including the unknown magnitude of possible regulation or liabilities, the unknown timing and extent of the corrective actions that may be required, the determination of the Company's liability in proportion to other responsible parties and the extent to which such expenditures are recoverable from insurance or indemnification.

Litigation

The Company is at times either a plaintiff or a defendant in various legal actions arising in the normal course of business, the outcomes of which, in the opinion of management, neither individually nor in the aggregate are likely to result in a material adverse effect on the Company's consolidated financial statements, except as otherwise noted in Item 3 Legal Proceedings.

Indemnities, Commitments and Guarantees

During its ordinary course of business, the Company has made certain indemnities, commitments and guarantees under which it may be required to make payments in relation to certain transactions. These indemnities include indemnities to various lessors in connection with facility leases for certain claims arising from such facility or lease, as well as indemnities to other parties to certain acquisition agreements. The duration of these indemnities, commitments and guarantees varies and, in certain cases, is indefinite. Many of these indemnities, commitments and guarantees provide for limitations on the maximum potential future payments the Company could be obligated to make. However, the Company is unable to estimate the maximum amount of liability related to its indemnities, commitments and guarantees because such liabilities are contingent upon the occurrence of events that are not reasonably determinable. Management believes that any liability for these indemnities, commitments and guarantees would not be material to the accompanying consolidated financial statements. Accordingly, no significant amounts have been accrued for indemnities, commitments and guarantees.

NOTE 10 - Employee Retirement Plans

The Company sponsors a qualified, defined contribution savings and investment plan, covering substantially all employees. The KLX Energy Services Holdings, Inc. Retirement Plan ("401(k) Plan") was established

pursuant to Section 401(k) of the Internal Revenue Code. Under the terms of this plan, covered employees may contribute up to 100% of their annual compensation, limited to certain statutory maximum contributions. Participants would vest in discretionary matching contributions in an amount equal to 50% of the first 6% of an employee's eligible compensation that is contributed to the 401(k) Plan based on a 3-year vesting schedule. Total expense for the Plan was $3.2 and $3.4 for the years ended December 31, 2025 and December 31, 2024, respectively.

NOTE 11 - Equity and Stock-Based Compensation

Equity Distribution Agreement

On June 14, 2021, the Company entered into an Equity Distribution Agreement (the "Equity Distribution Agreement") with Piper Sandler & Co. as sales agent (the "Agent"). Pursuant to the terms of the Equity Distribution Agreement, the Company may sell from time to time through the Agent (the "ATM Offering") the Company's Common Stock, par value $0.01 per share, having an aggregate offering price of up to $50.0. On November 16, 2022, the Company entered into Amendment No. 1 to the Equity Distribution Agreement, which, among other things, allows for debt-for-equity exchanges in accordance with Section 3(a)(9) of the Securities Act. On March 14, 2025, the Company entered into Amendment No. 2 to the Equity Distribution Agreement (the "EDA Amendment"), which, among other things, increased the aggregate offering price to up to approximately $57.8 (which amount includes all of the Common Stock previously sold pursuant to the Equity Distribution Agreement prior to the EDA Amendment) and provides for the Company's election not to deliver a placement notice.

Any Common Stock offered and sold in the ATM Offering may be issued pursuant to the Company's shelf registration statement on Form S-3 (Registration No. 333-271182) filed with the SEC on April 7, 2023 and declared effective on April 19, 2023 (the "Registration Statement"), the prospectus supplement relating to the ATM Offering filed with the SEC on March 14, 2025 and any applicable additional prospectus supplements related to the ATM Offering that form a part of the Registration Statement. Sales of Common Stock under the Equity Distribution Agreement, as amended to date, may be made in any transactions that are deemed to be "at the market offerings" as defined in Rule 415 under the Securities Act. As of the filing of this Annual Report, the Company is subject to the General Instruction I.B.6 to Form S-3, known as the "baby shelf" rule, which limits the amount of securities we can sell under the Registration Statement in any 12-month period.

The Equity Distribution Agreement contains customary representations, warranties and agreements by the Company, indemnification obligations of the Company and the Agent, including for liabilities under the Securities Act, other obligations of the parties and termination provisions. Under the terms of the Equity Distribution Agreement, the Company will pay the Agent a commission equal to 3.0% of the gross sales price of the Common Stock sold.

The Company has used and plans to use the net proceeds from the ATM Offering, after deducting the Agent's commissions and the Company's offering expenses, for general corporate purposes, which may include, among other things, paying or refinancing all or a portion of the Company's then-outstanding indebtedness and funding acquisitions, capital expenditures and working capital.

During the three and twelve months ended December 31, 2025, the Company sold — and 167,769 shares of Common Stock, respectively, in exchange for gross proceeds of $— and $0.6, respectively, and incurred legal and administrative fees of $— and $0.3, respectively. During the three and twelve months ended December 31, 2024, the Company did not sell any shares of Common Stock and incurred legal and administrative fees of $0.3 and $0.5, respectively.

The Company has a Long-Term Incentive Plan ("LTIP") under which the Compensation Committee has the authority to grant stock options, stock appreciation rights, restricted stock, restricted stock units or other forms of equity-based or equity-related awards. Compensation cost for the LTIP grants is generally recorded on a

straight-line basis over the vesting term of the shares based on the grant date value using the closing trading price.

An amendment to the LTIP was approved by stockholders on May 10, 2023 to, among other things, increase the total number of shares of Common Stock for issuance by 1,200,000 shares, resulting in an increase of the total number of shares of our Common Stock reserved for issuance to 1,256,289, and extend the expiration date to March 8, 2033.

Stock-based compensation cost recognized during the years ended December 31, 2025 and December 31, 2024 related to grants of restricted stock granted by or approved by the Compensation Committee. Stock-based compensation was $2.6 and $3.9 for the years ended December 31, 2025 and December 31, 2024, respectively. Unrecognized compensation cost related to restricted stock awards made by the Company was $3.0 at December 31, 2025 and $3.9 at December 31, 2024.

The following table summarizes shares of restricted stock awards that were granted, vested, forfeited and outstanding:

	Year Ended					
	December 31, 2025			December 31, 2024		
	Number of Shares (in thousands)	Weighted Average Grant Date Fair Value per Share	Weighted Average Remaining vesting Period (in years)	Number of Shares (in thousands)	Weighted Average Grant Date Fair Value per Share	Weighted Average Remaining vesting Period (in years)
Outstanding, beginning of period	721	$ 9.98	1.42	550	$ 11.81	1.20
Shares granted	436	5.12		441	9.26	
Shares vested	(410)	10.66		(249)	12.35	
Shares forfeited	(41)	6.49		(21)	9.44	
Outstanding, end of period	706	$ 6.88	1.56	721	$ 9.98	1.42

.

NOTE 12 - Income Taxes

The Company is subject to taxation only in the United States and various U.S. states.

	Year Ended	
	December 31, 2025	December 31, 2024
Net loss before income tax	$ (76.3)	$ (52.4)

Income tax expense consisted of the following:

	Year Ended	
	December 31, 2025	December 31, 2024
Current:		
Federal	$ —	$ (0.3)
State	0.5	0.9
Total current income tax expense	$ 0.5	$ 0.6
Deferred:		
Federal	$ —	$ —
State	0.3	—
Total deferred income tax expense	0.3	—
Total income tax expense	$ 0.8	$ 0.6

A reconciliation of income tax expense using the federal statutory income tax rate of 21% to the actual income tax consists of the following:

	Year Ended				
	December 31, 2025			December 31, 2024	
	Amount	Percent		Amount	Percent
Income tax (benefit) expense at statutory rate	$ (16.0)	21.0 %	$	(11.0)	21.0 %
State income taxes, net of federal tax benefit[1]	0.6	(0.8)%		0.7	(1.3)%
Valuation allowance	14.2	(18.6)%		9.5	(18.1)%
Nontaxable or nondeductible items					
Stock based compensation	0.5	(0.7)%		0.1	(0.2)%
Meals and entertainment	1.1	(1.4)%		1.3	(2.5)%
Officer compensation	0.3	(0.4)%		0.3	(0.6)%
Other	0.1	(0.1)%		—	— %
Other					
Adjustments to prior year tax accruals	—	— %		(0.3)	0.6 %
Total income tax expense and effective tax rate	$ 0.8	(1.0)%	$	0.6	(1.1)%

[1] State taxes in Texas made up the majority (greater than 50%) of the tax effect in this category.

Income tax expense was $0.8 for the year ended December 31, 2025, which reflects an effective tax rate of approximately (1.0)%. For the fiscal year ended December 31, 2025, the Company recognized current state tax expense of $0.5 on its year-to-date income, plus deferred state tax expense of $0.3, primarily related to Texas franchise tax. For the fiscal year ended December 31, 2024, the Company recognized current state tax expense of $0.9 on its year-to-date income, primarily related to Texas franchise tax, less a federal tax adjustment of ($0.3) to the prior year accrual, which reflects an effective tax rate of approximately (1.1)%.

The tax effects of temporary differences and carryforwards that give rise to deferred income tax assets and liabilities consisted of the following:

	Year Ended	
	December 31, 2025	December 31, 2024
Deferred tax assets:		
Intangible assets	$ 41.1	$ 57.6
Net operating loss carryforward	225.2	195.0
Operating lease liabilities	5.4	4.8
Interest expense limitation	27.8	23.3
Other	5.0	6.8
	304.5	287.5
Deferred tax liabilities:		
Operating lease assets	(5.3)	(4.6)
Depreciation	(17.1)	(16.4)
Other	(2.0)	(1.2)
	(24.4)	(22.2)
Net deferred tax asset before valuation allowance	$ 280.1	$ 265.3
Valuation allowance	(280.3)	(265.2)
Net deferred tax asset (liability)	$ (0.2)	$ 0.1

The Company assesses the available positive and negative evidence to estimate whether sufficient future taxable income will be generated to permit use of the existing deferred tax assets. A significant piece of objective negative evidence evaluated was the cumulative loss that existed for the three-year period ended December 31, 2025. Such objective evidence limits the ability to consider other subjective evidence, such as our projections for future growth.

On the basis of this evaluation, as of December 31, 2025 and December 31, 2024, a valuation allowance of $280.3 and $265.2 has been recorded, respectively, to recognize only the portion of the deferred tax assets that are more likely than not to be realized. The amount of the deferred tax assets considered realizable,

however, could be adjusted if additional objectively verifiable positive evidence materializes in future reporting periods, such as a demonstrated operating profitability. The change in the valuation allowance from December 31, 2024 was a net increase of $15.1, which is primarily due to the current year operating loss. The valuation allowance recorded is exclusive of the deferred tax liability $0.2 relating to the Texas franchise tax.

Internal Revenue Code ("IRC") Section 382 provides an annual limitation with respect to the ability of a corporation to utilize its net operating loss and other tax attributes, as well as certain built-in-losses, against future U.S. taxable income in the event of a change in ownership. The Company had an ownership change during 2020. As a result, the Company's pre-ownership change net operating loss carryforwards and recognized built-in-losses are subject to an annual limitation, which will significantly restrict its ability to use the net operating losses and recognized built-in-losses to offset taxable income in periods following the ownership change. The Company is limited to an approximate $0.5 annual limitation on its pre-change net operating loss carryforwards and recognized built-in-losses.

In addition, on July 28, 2020, the Company completed the all stock QES Merger, in which QES became a wholly owned subsidiary of the Company. The QES Merger resulted in an ownership change under IRC Section 382 of the historical QES net operating losses and other tax attributes. QES's pre-merger net operating losses and other tax attributes are subject to an annual limitation of $0.3.

The Company has U.S. federal net operating loss carryforwards of $972.9 and $840.2, for the fiscal years ended December 31, 2025 and December 31, 2024, respectively. Of these net operating losses, $763.2 is subject to an IRC Section 382 limitation, excluding $12.1 that will expire between 2029 and 2037 that the Company believes will not be utilized. The Company also has state net operating loss carryforwards of $312.4 for the fiscal year ended December 31, 2025, and $269.3 for the fiscal year ended December 31, 2024, which begin to expire for tax years ending in 2028. The Company's ability to utilize the state net operating loss carryforwards may be limited according to state law and conformity to the IRC Section 382 limitation.

The Company recognizes the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based not only on the technical merits of the tax position based on tax law, but also the past administrative practices and precedents of the taxing authority. The tax benefits recognized in the financial statements from such a position are measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate resolution. The Company had no unrecognized tax benefits for the years ended December 31, 2025 and December 31, 2024.

The Company is subject to taxation in the United States and various states. Tax years that remain subject to examinations by major tax jurisdictions are generally open for tax years beginning in 2021 and after.

Income taxes paid, net of refunds received, consisted of the following:

	Year Ended	
	December 31, 2025	December 31, 2024
Federal	$ —	$ 2.2
State		
Texas	0.8	1.0
Colorado	0.1	—
Other	0.1	0.1
Total State	1.0	1.1
Total income taxes paid, net	$ 1.0	$ 3.3

NOTE 13 - Segment Reporting

The Company is organized on a geographic basis. The Company's reportable segments, which are also its operating segments, are comprised of the Southwest Region (the Permian Basin and the Eagle Ford Shale), the Rocky Mountains Region (the Bakken, Williston, DJ, Uinta, Powder River, Piceance and Niobrara basins) and the Northeast/Mid-Con Region (the Marcellus and Utica Shale as well as the Mid-Continent STACK and SCOOP and Haynesville Shale). The Company's segments report operating results and capital or acquisition funding requests to the Chief Operating Decision Maker ("CODM"), the Chief Executive Officer. The CODM evaluates each segment's performance based on segment operating income (loss) relative to budget and historical results. These evaluations are used to allocate resources and determine capital expenditures and management compensation for each segment. Accordingly, the Company has three reportable segments.

The following tables present revenues, significant expenses and operating income (loss) by reportable segment:

	Year Ended				
	December 31, 2025				
	Rocky Mountains	Southwest	Northeast /Mid-Con	Eliminations	Total
Revenues	$ 199.2	$ 232.5	$ 206.3	$ (1.4)	$ 636.6
Less					
Cost of sales	154.2	188.1	157.5	(1.4)	
Depreciation and amortization	25.5	33.4	34.1		
Selling, general and administrative[1]	7.5	12.1	6.0		
Other segment items	6.3	2.4	5.1		
Segment operating income (loss)	$ 5.7	$ (3.5)	$ 3.6	$ —	$ 5.8
Reconciliation of profit or loss (segment profit/ (loss))					
Unallocated corporate expenses[2]					(36.1)
Interest income					0.4
Interest expense					(45.2)
Loss on debt extinguishment					(1.2)
Loss before income tax					$ (76.3)

[1] Note that the Selling, general and administrative line item in the Consolidated Statement of Operations contains the Other segment items line item here, less the Research and development costs line item.

[2] For the twelve months ended December 31, 2025, these consist of $3.2 of cost of sales, $2.3 of depreciation and amortization, $28.9 of selling, general and administrative, and $1.7 of other segment items.

	Year Ended				
	December 31, 2024				
	Rocky Mountains	Southwest	Northeast /Mid-Con	Eliminations	Total
Revenues	$ 229.1	$ 270.7	$ 211.6	$ (2.1)	$ 709.3
Less					
Cost of sales	164.6	218.4	164.9	(2.1)	
Depreciation and amortization	27.3	30.8	34.1		
Selling, general and administrative[1]	7.7	12.7	6.6		
Other segment items	5.9	4.8	3.8		
Segment operating income	$ 23.6	$ 4.0	$ 2.2	$ —	$ 29.8
Reconciliation of profit or loss (segment profit/ (loss))					
Unallocated corporate expenses[2]					(45.3)
Interest income					2.5
Interest expense					(39.4)
Loss before income tax					$ (52.4)

[1] Note that the Selling, general and administrative line item in the Consolidated Statement of Operations contains the Other segment items line item here, less the Research and development costs line item.

(2) For the twelve months ended December 31, 2024, these consist of $4.0 of cost of sales, $1.8 of depreciation and amortization, $38.0 of selling, general and administrative, and $1.5 of other segment items.

Other segment items include research and development costs, allocations and other expenses.

The following tables present revenues by service offering by reportable segment:

	Year Ended				
	December 31, 2025				
	Rocky Mountains	Southwest	Northeast /Mid-Con	Eliminations	Total
Drilling	$ 23.0	$ 43.8	$ 45.5	$ (1.4)	$ 110.9
Completion	107.6	121.9	127.0		356.5
Production	50.3	41.7	15.3		107.3
Intervention	18.3	25.1	18.5		61.9
Total revenues	$ 199.2	$ 232.5	$ 206.3	$ (1.4)	$ 636.6

	December 31, 2024				
	Rocky Mountains	Southwest	Northeast /Mid-Con	Eliminations	Total
Drilling	$ 24.6	$ 76.3	$ 57.3	$ (2.1)	$ 156.1
Completion	123.8	125.6	123.3		372.7
Production	58.2	37.9	14.6		110.7
Intervention	22.5	30.9	16.4		69.8
Total revenues	$ 229.1	$ 270.7	$ 211.6	$ (2.1)	$ 709.3

The following table presents total assets by segment:

	December 31, 2025	December 31, 2024
Rocky Mountains	$ 103.0	$ 114.0
Southwest	139.2	152.3
Northeast/Mid-Con	92.4	98.4
Total	334.6	364.7
Unallocated corporate assets	5.7	91.6
Total assets	$ 340.3	$ 456.3

The following table presents capital expenditures by reportable segment:

	Year Ended	
	December 31, 2025	December 31, 2024
Rocky Mountains	$ 9.7	$ 14.5
Southwest	15.7	24.1
Northeast/Mid-Con	23.1	26.1
Unallocated corporate capital expenditures	0.6	0.4
Total capital expenditures	$ 49.1	$ 65.1

NOTE 14 - Net Loss Per Common Share

Basic net loss per common share is computed using the weighted average common shares outstanding during the period. Diluted net loss per common share is computed by using the weighted average common shares outstanding, excluding unvested restricted shares when their inclusion would be anti-dilutive. For the years ended December 31, 2025 and December 31, 2024, we excluded 0.7 and 0.4 million shares of the Company's Common Stock, respectively. The computations of basic and diluted net loss per share for the years ended December 31, 2025 and December 31, 2024 are as follows:

	Year Ended	
	December 31, 2025	**December 31, 2024**
Net loss	$ (77.1)	$ (53.0)
(Shares in millions)		
Basic weighted average common shares	18.7	16.2
Effect of dilutive securities - dilutive securities	—	—
Diluted weighted average common shares	18.7	16.2
Basic net loss per common share	$ (4.12)	$ (3.27)
Diluted net loss per common share	$ (4.12)	$ (3.27)

NOTE 15 - Related Party Transactions

Stuart Porter, a greater than 5% passive shareholder of the company, is the Senior Partner of Trace Capital. From time to time and in the ordinary course of business and at arms-length, certain Trace Capital portfolio companies engage us as service providers. The revenue associated with these related party transactions was $11.6 for the year ended December 31, 2025 and the related accounts receivable balance was $3.9 as of December 31, 2025.

NOTE 16 - Subsequent Events

Subsequent events have been evaluated through the date of issuance of these financial statements, and there have been no events subsequent to December 31, 2025, other than those items disclosed below, that would require additional adjustments to our disclosure in our financial statements during the period.

On March 6, 2026, the requisite holders agreed to execute the First Amendment to the 2030 Senior Notes Indenture (the "First Amendment to the Indenture") to provide financial covenant relief in the form of (i) extending the period for which the maximum total net leverage ratio covenant is tested at 4.50 to 1.0 through and including the testing period ending March 31, 2027, stepping down to 3.50 to 1.0 for the testing periods ending June 30, 2027 through and including March 31, 2028, to 3.00 to 1.0 for the testing periods ending June 30, 2028 through and including March 31, 2029, and to 2.50 to 1.0 for the testing periods ending June 30, 2029 and thereafter, (ii) a temporary holiday to exclude capital lease obligations as indebtedness for the purposes of determining compliance with the maximum total net leverage ratio covenant for the testing periods ending December 31, 2025 through and including March 31, 2027 and (iii) clarifying that proceeds from our ATM Offering program may be applied as an equity cure. The First Amendment to the Indenture also establishes additional debt and lien baskets to permit the issuance of letters of credit by third parties for the Company's account in favor of insurers in connection with a $6.7 substitute insurance collateral facility. There is no certainty that, following the First Amendment to the Indenture, we will continue being able to comply with our covenants or that we will be able to obtain future amendments in the event we are unable to comply with our covenants.

In connection with our entry into the First Amendment to the Indenture, on March 6, 2026, we issued Warrants to our noteholders, based on their pro rata ownership of principal amount of the 2030 Senior Notes, providing for the purchase of up to 803,712 shares of Common Stock at an exercise price of $0.01 per share, subject to adjustment, pursuant to Section 4(a)(2) of the Securities Act. Under the warrant agreements governing the Warrants, the Company undertakes to file a registration statement with SEC with respect to the shares of Common Stock underlying the Warrants within 90 days of their issuance, providing for registered resale pursuant thereto.

ITEM 9.   CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A.   CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

We have established disclosure controls and procedures that are designed to ensure that the information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in SEC rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the Company's management, including its principal executive and principal financial officers, or persons performing similar functions (who are our Chief Executive Officer and Chief Financial Officer, respectively) as appropriate to allow timely decisions regarding required disclosure. In designing and evaluating our disclosure controls and procedures, management recognized that disclosure controls and procedures can provide only reasonable, not absolute, assurance that the objectives of the disclosure controls and procedures are met.

In connection with the preparation of this Annual Report for the year ended December 31, 2025, we carried out an evaluation, under the supervision and with the participation of our management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness, as of December 31, 2025, of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act). Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of December 31, 2025.

Changes in Internal Control over Financial Reporting

There were no changes to our internal control over financial reporting identified in management's evaluation pursuant to Rules 13a-15(d) or 15d-15(d) of the Exchange Act during the quarter ended December 31, 2025 that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

MANAGEMENT'S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting for the Company. Internal control over financial reporting is a process designed by, or under the supervision of, the Company's principal executive and principal financial officers, and effected by the Company's Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Company's financial statements for external purposes in accordance with generally accepted accounting principles.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

The Company's management, including our principal executive officer and principal financial officer, assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2025. In making the assessment, the Company's management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control – Integrated Framework (2013). Based on its assessment, management believes that, as of December 31, 2025, the Company's internal control over financial reporting is effective.

ITEM 9B.   OTHER INFORMATION

*(a) **Form 8-K Information**.* The Company has elected to make the following disclosures in this Annual Report instead of in a Current Report on Form 8-K.

Item 1.01. Entry into a Material Definitive Agreement.

Warrant Purchase Agreement

On March 6, 2026, the Company entered into a Warrant Purchase Agreement (the "Warrant Purchase Agreement") with certain holders of the 2030 Notes (the "2030 Noteholders"), pursuant to which the Company agreed to issue and sell Warrants to such Holders entitling the holders thereof to purchase, in the aggregate, up to 803,712 shares of Common Stock, based on their pro rata ownership of principal amount of the 2030 Senior Notes, in consideration of such holders consenting to the 2030 Senior Notes Indenture Amendment. The Warrants were issued on March 6 and March 11, 2026, and expire 5 years from their respective date of issuance.

The agreement governing the Warrants stipulates that the Company will file a registration statement with the SEC with respect to the shares of Common Stock underlying the Warrants. The Warrants will be exercisable immediately, and in lieu of exercising such Warrant, the holders thereof may convert their Warrants, in whole or in part, into the number of the shares of Common Stock underlying the Warrants pursuant to the terms of the Warrants prior to the expiration date.

The Warrant Purchase Agreement contains customary representations, warranties and covenants of the Company and the 2030 Noteholders. Upon Closing, the Company has agreed to reimburse certain of the 2030 Noteholders for certain expenses.

2030 Senior Notes Indenture Agreement

On March 6, 2026, the requisite holders agreed to execute the First Amendment to the 2030 Senior Notes Indenture (the "First Amendment to the Indenture") to provide financial covenant relief in the form of (i) extending the period for which the maximum total net leverage ratio covenant is tested at 4.50 to 1.0 through and including the testing period ending March 31, 2027, stepping down to 3.50 to 1.0 for the testing periods ending June 30, 2027 through and including March 31, 2028, to 3.00 to 1.0 for the testing periods ending June 30, 2028 through and including March 31, 2029, and to 2.50 to 1.0 for the testing periods ending June 30, 2029 and thereafter, (ii) a temporary holiday to exclude capital lease obligations as indebtedness for the purposes of determining compliance with the maximum total net leverage ratio covenant for the testing periods ending December 31, 2025 through and including March 31, 2027 and (iii) clarifying that proceeds from our ATM Offering program may be applied as an equity cure. The First Amendment to the Indenture also establishes additional debt and lien baskets to permit the issuance of letters of credit by third parties for the Company's account in favor of insurers in connection with a $6.7 substitute insurance collateral facility.

Item 3.02. Unregistered Sales of Equity Securities.

The information provided under Item 1.01 above is incorporated by reference into this Item 3.02. The issuance of the Warrants, entitling the holders thereof to purchase, in the aggregate, up to 803,712 shares of Common Stock, will not be registered under the Securities Act, in reliance upon the exemption from registration provided by Section 4(a)(2) thereof as a transaction not involving any public offering.

ITEM 9C. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTION

None.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

Our Executive Officers

The following table sets forth information regarding our executive officers:

Officer	Age	Biography
Christopher J. Baker, President, Chief Executive Officer and Director	53	Christopher J. Baker became the President and Chief Executive Officer of KLXE upon completion of the QES Merger in July 2020. Mr. Baker became a Director of KLXE in November 2022. Additionally, since the completion of the QES Merger in July 2020, Mr. Baker has served as: (i) President, Treasurer and Director of Krypton Intermediate, LLC, Krypton Holdco, LLC, and KLX Energy Services Inc.; (ii) President and Director of KLX Energy Services LLC; and (ii) Vice President of KLX Directional Drilling LLC and Centerline Trucking LLC. Since March 2022, Mr. Baker has also served as a director of NorAm Drilling AS. Previously, Mr. Baker served as President and Chief Executive Officer and as a member of the board of directors of QES from August 2019 through July 2020. Mr. Baker previously served as Executive Vice President and Chief Operating Officer of QES from its formation in 2017 until August 2019 and has served in the same role at Quintana Energy Services LP ("QES LP") from November 2014 to July 2020. Mr. Baker previously served as Managing Director-Oilfield Services of the Quintana private equity funds ("Quintana"), where he was responsible for sourcing, evaluating and executing oilfield service investments, as well as overseeing the growth of and managing and monitoring the activities of Quintana's oilfield service portfolio companies beginning in 2008. Prior to joining Quintana, Mr. Baker served as an Associate with Citigroup Global Markets Inc.'s ("Citi") Corporate and Investment Bank where he conducted corporate finance and valuation activities focused on structuring non-investment grade debt transactions in the energy sector. Prior to his time at Citi, Mr. Baker was Vice President of Operations for Theta II Enterprises, Inc. where he focused on project management of complex subsea and inland marine pipeline construction projects. Mr. Baker attended Louisiana State University, where he earned a B.S. in Mechanical Engineering, and Rice University, where he earned an M.B.A. Our Board benefits from Mr. Baker's extensive industry experience and his familiarity with the Company.
Max L. Bouthillette, Executive Vice President, General Counsel, Chief Compliance Officer and Secretary	57	Max L. Bouthillette became the Executive Vice President, General Counsel, Chief Compliance Officer and Corporate Secretary of KLXE upon completion of the QES Merger in July 2020. Additionally, since the completion of the QES Merger in July 2020, Mr. Bouthillette has served as: (i) Vice President, Secretary and Director (or Manager, as applicable) of Krypton Intermediate, LLC, Krypton Holdco, LLC, KLX Energy Services LLC and KLX Energy Services Inc.; and (ii) Vice President and Secretary of KLX Directional Drilling LLC and Centerline Trucking LLC. Previously, Mr. Bouthillette served as Executive Vice President, General Counsel, Chief Compliance Officer and Corporate Secretary of QES since its formation in 2017 through July 2020. Mr. Bouthillette served on QES LP's board of directors from April 2016 until July 2017 and Mr. Bouthillette served as QES LP's Executive Vice President, General Counsel, Chief Compliance Officer and Secretary from July 2017 until February 2018. Prior to joining QES, Mr. Bouthillette was with Archer Limited, one of the QES principal stockholders ("Archer"), where he served as Executive Vice President and General Counsel from 2010 to 2017, as President of Archer's operations in South and North America since 2016 and as a Director of several of its affiliates. Mr. Bouthillette has more than 24 years of legal experience for oilfield services companies, and previously served as Chief Compliance Officer and Deputy General Counsel for BJ Services from 2006 to 2010, as a partner with Baker Hostetler LLP from 2004 to 2006 and with Schlumberger in North America (Litigation Counsel), Asia (OFS Counsel) and Europe (General Counsel Products) from 1998 to 2003. Mr. Bouthillette holds a B.B.A in Accounting from Texas A&M University and a J.D. from the University of Houston Law Center.

| Geoffrey C. Stanford, Senior Vice President, Interim Chief Financial Officer and Chief Accounting Officer | 58 | Geoffrey C. Stanford became the Interim Chief Financial Officer on January 7, 2026. He also serves as Senior Vice President and Chief Accounting Officer of the Company, a position he has held since December 2020. Prior to that, Mr. Stanford served as Vice President and Chief Accounting Officer, a position he held from the completion of the Company's merger with QES in July 2020. He served in that same role at QES from 2018 until the merger in 2020. Before joining QES, Mr. Stanford served as Vice President of Accounting at Amedisys Home Health & Hospice and as Vice President and Chief Accounting Officer at Willbros Construction, where he led corporate accounting initiatives. His career also includes key roles at The Shaw Group and Albemarle Corporation, where he focused on corporate operations and financial management. Mr. Stanford is a licensed Certified Public Accountant. He earned a Master of Business Administration degree from Tulane University and bachelor's degrees in Accounting and Finance from Louisiana State University. |

Our Board of Directors

The following table sets forth information regarding our directors.

Director	Age	Biography
John T. Collins	79	John T. Collins has been a Director of KLXE since September 2018 and served as the non-Executive Chairman of the Board upon the completion of the QES Merger in July 2020 until June 2021. Previously, Mr. Collins served as the Chairman of the Board from May 2020 to July 2020. He served on the board of directors of KLX Inc. from December 2014 until its sale to The Boeing Company in October 2018. From 1986 to 1992, Mr. Collins served as the President and Chief Executive Officer of Quebecor Printing (USA) Inc., which was formed in 1986 by a merger with Semline Inc., where he had served in various positions since 1968, including since 1973 as President. During his term, Mr. Collins guided Quebecor Printing (USA) Inc. through several large acquisitions and situated the company to become one of the leaders in its industry. From 1992 to 2017, Mr. Collins was the Chairman and Chief Executive Officer of The Collins Group, Inc., a manager of a private securities portfolio and minority interest holder in several privately held companies. Mr. Collins currently serves on the board of directors for Federated Funds, Inc., and has done so since 2011, and he has also served on the board of directors for several public companies, including Bank of America Corp. and FleetBoston Financial. In addition, Mr. Collins has served as Chairman of the Board of Trustees of his alma mater, Bentley University. Our Board benefits from Mr. Collins's many years of experience in the management, acquisition and development of several private and public companies in varied sectors.

Gunnar Eliassen	40	Gunnar Eliassen became a Director of KLXE upon the completion of the QES Merger in July 2020. Previously, Mr. Eliassen served on the QES board of directors from the company's formation in 2017 through July 2020. Mr. Eliassen served on the board of directors of the general partner of QES LP from January 2017 until July 2020. He currently also serves as a director of Prosafe SE and as chairman of the board of directors of Scana ASA. From 2016 until 2023, Mr. Eliassen was employed by Seatankers Services (UK) LLP, an affiliated company of Geveran Investment Limited and its affiliates, where he was responsible for overseeing and managing various public and private investments. Mr. Eliassen's past experience includes serving as a director of Seadrill Ltd, Aquadrill LLC, Valaris Ltd, Noram Drilling AS, Northern Drilling Ltd as well as executive roles as Chief Executive Officer of ST Energy Transition I Ltd. and Chief Executive Officer of Northern Drilling. From 2011 through 2015 Mr Eliassen was a Partner at Pareto Securities where he was responsible for execution of public and private capital markets transactions with emphasis on the energy sector. Mr. Eliassen received a Master in Finance from the Norwegian School of Economics. Our Board benefits from Mr. Eliassen's extensive experience with public and private investments, including investments in the oil and natural gas industry.
Danielle E. Hunter	43	Danielle E. Hunter has been a Director of KLXE since February 2024. Previously, Ms. Hunter served as the President of Berry Corporation, an upstream energy company engaged in the responsible development and production of conventional oil reserves in the Western United States, until its merger with California Resources Corporation (NYSE: CRC) in December 2025. She joined Berry in January 2020 as Executive Vice President, General Counsel and Corporate Secretary, a position she held through her appointment as President effective January 1, 2023. Prior to joining Berry, Ms. Hunter served as Executive Vice President, General Counsel, Corporate Secretary and Chief Risk and Compliance Officer at C&J Energy Services, Inc. (now part of Patterson UTI (Nasdaq: PTEN)), a well construction, completions, and services company, where she provided strategic counsel on a broad range of legal, business and operational matters. She served at C&J from June 2011 through November 2019. From 2007 through 2011, Ms. Hunter practiced corporate law at Vinson & Elkins LLP representing public and private companies in capital markets offerings and mergers and acquisitions, primarily in the oil and natural gas industry. She served as a judicial law clerk to U.S. District Judge Tucker Melancon, U.S. District Court for the Western District of Louisiana, after graduating Magna Cum Laude from Tulane University Law School in 2006.
Thomas P. McCaffrey	71	Thomas P. McCaffrey has served as a member of the Board since May 2020. Mr. McCaffrey served as Chairman of the integration committee of the Board upon completion of the QES Merger until the integration committee was disbanded in December 2020. From May 1, 2020 until July 28, 2020, Mr. McCaffrey served as President and Director of KLX RE Holdings LLC. Mr. McCaffrey previously served as President, Chief Executive Officer and Chief Financial Officer of KLXE, from April 30, 2020 through the completion of the QES Merger. Previously, Mr. McCaffrey served as Senior Vice President and Chief Financial Officer of KLXE from September 2018 until April 30, 2020. Prior to that, Mr. McCaffrey served as President and Chief Operating Officer of KLX Inc. from December 2014 until its sale to The Boeing Company in October 2018 and as Senior Vice President and Chief Financial Officer of B/E Aerospace from May 1993 until December 2014. Prior to joining B/E Aerospace, Mr. McCaffrey practiced as a Certified Public Accountant for 17 years with a large international accounting firm and a regional accounting firm based in California. Since 2016, Mr. McCaffrey has served as a member of the Board of Trustees of Palm Beach Atlantic University and currently serves as Chairman of the Board. Previously, he served as a member of various committees. Our Board benefits from Mr. McCaffrey's extensive leadership experience, thorough knowledge of the Company's business and industry, and strategic planning experience.

Corbin J. Robertson, Jr.	78	Corbin J. Robertson, Jr. became a Director upon the completion of the QES Merger in July 2020. Previously, Mr. Robertson served as Chairman of the QES board of directors since the company's formation in 2017 through July 2020. Mr. Robertson has served as Chairman of the board of directors of the general partner of QES LP since the board was established. Mr. Robertson has also served as Chief Executive Officer and Chairman of the board of directors of GP Natural Resource Partners LLC since 2002. He has served as the Chief Executive Officer and Chairman of the board of directors of the general partners of Western Pocahontas Properties Limited Partnership since 1986, Great Northern Properties Limited Partnership since 1992, Quintana Minerals Corporation since 1978 and as Chairman of the board of directors of New Gauley Coal Corporation since 1986. He also serves as a Principal with Quintana Capital Group, L.P., Chairman of the board of the Cullen Trust for Higher Education and on the boards of the American Petroleum Institute, the National Petroleum Council, Baylor College of Medicine and the World Health and Golf Association. In 2006, Mr. Robertson was inducted into the Texas Business Hall of Fame. Mr. Robertson attended the University of Texas at Austin where he earned a B.B.A. from the Business Honors Program. Our Board benefits from Mr. Robertson's extensive industry experience, his extensive experience with oil and gas investments and his board service for several companies in the oil and natural gas industry.
John T. Whates, Esq.	78	John T. Whates, Esq. has served as a member of the Board since September 2018. He served on the board of directors of KLX Inc. from December 2014 until its sale to The Boeing Company in October 2018. Mr. Whates has been an independent tax advisor and involved in venture capital and private investing since 2005. He is a member of the board of directors of Dynamic Healthcare Systems, Inc., was a member of the board of directors of Rockwell Collins from April 2017 until February 2018 and was the Chairman of the compensation committee of B/E Aerospace until its sale to Rockwell Collins in April 2017. From 1994 to 2011, Mr. Whates was a tax and financial advisor to B/E Aerospace, providing business and tax advice on essentially all of its significant strategic acquisitions. Previously, Mr. Whates was a tax partner in several of the largest public accounting firms, most recently leading the High Technology Group Tax Practice of Deloitte LLP in Orange County, California. He has extensive experience working with aerospace and other public companies in the fields of tax, equity financing and mergers and acquisitions. Mr. Whates is an attorney licensed to practice in California and was an Adjunct Professor of Taxation at Golden Gate University. Our Board benefits from Mr. Whates's extensive experience, multi-dimensional educational background, thorough knowledge of the Company's business and industry and financial expertise.

Code of Business Conduct

Our Board has adopted a code of business conduct that applies to all our directors, officers and employees worldwide, including our principal executive officer, principal financial officer, controller, treasurer and all other employees performing a similar function. We maintain a copy of our code of business conduct, including any amendments thereto and any waivers applicable to any of our directors and officers, on our website at https://investor.klx.com.

The remaining information required by this item is incorporated by reference to our definitive proxy statement for our 2026 Annual Meeting of Stockholders pursuant to Regulation 14A under the Exchange Act, which we expect to file with the SEC within 120 days after the close of the year ended December 31, 2025.

ITEM 11.   EXECUTIVE COMPENSATION

The information required by this item is incorporated by reference to our definitive proxy statement for our 2026 Annual Meeting of Stockholders pursuant to Regulation 14A under the Exchange Act, which we expect to file with the SEC within 120 days after the close of the year ended December 31, 2025.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information required by this item is incorporated by reference to our definitive proxy statement for our 2026 Annual Meeting of Stockholders pursuant to Regulation 14A under the Exchange Act, which we expect to file with the SEC within 120 days after the close of the year ended December 31, 2025.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information required by this item is incorporated by reference to our definitive proxy statement for our 2026 Annual Meeting of Stockholders pursuant to Regulation 14A under the Exchange Act, which we expect to file with the SEC within 120 days after the close of the year ended December 31, 2025.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information required by this item is incorporated by reference to our definitive proxy statement for our 2026 Annual Meeting of Stockholders pursuant to Regulation 14A under the Exchange Act, which we expect to file with the SEC within 120 days after the close of the year ended December 31, 2025.

PART IV

ITEM 15. EXHIBITS

1.1	Equity Distribution Agreement, dated June 14, 2021, by and between the Company and Piper Sandler & Co. (incorporated by reference to Exhibit 1.1 to the Company's Current Report on Form 8-K (File No. 001-38609) filed with the SEC on June 14, 2021).
1.2	Amendment No. 1 to Equity Distribution Agreement, dated November 16, 2022, by and between the Company and Piper Sandler & Co. (incorporated by reference to Exhibit 1.1 of KLX Energy Services Holdings, Inc.'s Quarterly Report on Form 10-Q, filed on May 11, 2023, File No. 001-38609).
1.1.2	Amendment No. 2 to Equity Distribution Agreement, dated March 14, 2025, by and between the Company and Piper Sandler & Co. (incorporated by reference to Exhibit 1.1 of KLX Energy Services Holdings, Inc.'s Current Report on Form 8-K, filed on March 14, 2025, File No. 001-38609).
2.1¥	Purchase and Sale Agreement, dated as of March 8, 2023, between the Company and Greene's Holding Corporation (incorporated by reference to Exhibit 2.1 of the Company's Annual Report on Form 10-K, filed March 9, 2023, File No. 001-38609).
2.2	Agreement and Plan of Merger, dated May 3, 2020, by and among KLX Energy Services Holdings, Inc., Quintana Energy Services Inc., Krypton Intermediate LLC and Krypton Merger Sub Inc. (incorporated by reference to Exhibit 2.1 of Company's Current Report on Form 8-K, filed on May 4, 2020, File No. 001-38609).
2.3	Distribution Agreement, dated as of July 13, 2018, by and among KLX Inc., KLX Energy Services Holdings, Inc. and KLX Energy Services LLC (incorporated by reference to Exhibit 2.1 to KLX Inc.'s Current Report on Form 8-K (File No. 001-36610) filed with the SEC on July 17, 2018).
2.4	Employee Matters Agreement, dated as of July 13, 2018, by and among KLX Inc., KLX Energy Services Holdings, Inc. and KLX Energy Services LLC (incorporated by reference to Exhibit 2.2 to KLX Inc.'s Current Report on Form 8-K (File No. 001-36610) filed with the SEC on July 17, 2018).

2.5	IP Matters Agreement, dated as of July 13, 2018, by and among KLX Inc. and KLX Energy Services Holdings, Inc. (incorporated by reference to Exhibit 2.3 to KLX Inc.'s Current Report on Form 8-K (File No. 001-36610) filed with the SEC on July 17, 2018).
3.1	Amended and Restated Certificate of Incorporation of KLX Energy Services Holdings, Inc. (incorporated by reference to Exhibit 3.1 of the Company's Quarterly Report on Form 10-Q, filed on September 8, 2020, File No. 001-38609).
3.2	Fourth Amended and Restated Bylaws of KLX Energy Services Holdings, Inc. (incorporated by reference to Exhibit 3.1 of the Company's Current Report on Form 8-K, filed on September 9, 2021, File No. 001-38609).
4.1	Indenture, dated October 31, 2018, among KLX Energy Services Holdings, Inc., as the issuer, KLX Energy Services LLC, KLX RE Holdings LLC and Wilmington Trust, National Association, as trustee and collateral agent (incorporated by reference to the Company's Current Report on Form 8-K, filed on November 1, 2018, File No. 001-38609).
4.1.1	First Supplemental Indenture, dated November 16, 2018, among KLX Energy Services Holdings, Inc., as the issuer, the Guaranteeing Subsidiaries named therein and Wilmington Trust, National Association, as trustee and collateral agent (incorporated by reference to the Company's Annual Report on Form 10-K, filed on March 21, 2019, File No. 001-38609).
4.1.2	Second Supplemental Indenture, dated May 13, 2019, among KLX Energy Services Holdings, Inc., as the issuer, the Guaranteeing Subsidiaries named therein and Wilmington Trust, National Association, as trustee and collateral agent (incorporated by reference to Exhibit 4.1 to the Company's Quarterly Report on Form 10-Q, filed on August 22, 2019, File No. 001-38609).
4.1.3	Third Supplemental Indenture, dated August 25, 2020, among KLX Energy Services Holdings, Inc., as the issuer, the Guaranteeing Subsidiaries named therein and Wilmington Trust, National Association, as trustee and collateral agent (incorporated by reference to Exhibit 4.1 to the Company's Quarterly Report on Form 10-Q, filed on June 11, 2021, File No. 001-38609).
4.1.4	Fourth Supplemental Indenture, dated as of May 12, 2023, among KLX Energy Services Holdings, Inc., as the issuer, the Guaranteeing Subsidiaries named therein and Wilmington Trust, National Association, as trustee and collateral agent (incorporated by reference to Exhibit 4.1 of KLX Energy Services Holdings, Inc.'s Quarterly Report on Form 10-Q, filed on November 7, 2023, File No. 001-38609).
4.2	Form of 11.500% Senior Secured Notes due 2025 (included in Exhibit 4.1).
4.3¥	Indenture, dated March 12, 2025, among KLX Energy Services Holdings, Inc., as the issuer, the guarantor parties thereto and U.S. Bank Trust Company, National Association, as trustee (incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K, riled on March 12, 2025, File No. 001-38609).
4.4*	First Amendment to Indenture, dated March 6, 2026, by and among KLX Energy Services Holdings, Inc. the guarantors party thereto, and U.S. Bank Trust Company, National Association, as trustee.
4.5	Form of Senior Secured Floating Rate Cash / PIK Notes due 2030 (included in Exhibit 4.3).
4.6	Form of Warrant Agreement (incorporated by reference to Exhibit 4.3 to the Company's Current Report on Form 8-K, filed on March 12, 2025, File No. 001-38609).
4.7	Description of Securities registered pursuant to Section 12 of the Exchange Act (incorporated by reference to Exhibit 4.3 of the Company's Annual Report on Form 10-K, filed on April 28, 2021, File No. 001-38609).
10.1†	KLX Energy Services Holdings, Inc. Long-Term Incentive Plan (Amended and Restated as of December 2, 2020) (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K, filed on February 16, 2021, File No. 001-38609).

10.1.1†	Second Amended and Restated KLX Energy Services Holdings, Inc. Long-Term Incentive Plan (Amended and Restated as of March 8, 2023) (incorporated by reference to Exhibit 10.1 of KLX Energy Services Holdings, Inc.'s Current Report on Form 8-K, filed on May 15, 2023, File No. 001-38609).
10.2†	Form of KLX Energy Services Holdings, Inc. Long-Term Incentive Plan Restricted Stock Award Agreement (incorporated by reference to Exhibit 4.2 to the Company's Registration Statement on Form S-8, filed on September 13, 2018, File No. 333-227321).
10.3†	Form of KLX Energy Services Holdings, Inc. Long-Term Incentive Plan Restricted Stock Unit Award Agreement (incorporated by reference to Exhibit 4.3 to the Company's Registration Statement on Form S-8, filed on September 13, 2018, File No. 333-227321).
10.4†	KLX Energy Services Holdings, Inc. Employee Stock Purchase Plan (incorporated by reference to Exhibit 4.4 to the Company's Registration Statement on Form S-8, filed on September 13, 2018, File No. 333-227321).
10.5†	Amendment No. 1 to the KLX Energy Services Holdings, Inc. Employee Stock Purchase Plan (incorporated by reference to Exhibit 10.8 of KLXE Energy Services Holdings, Inc.'s Current Report on Form 8-K, filed on July 28, 2020, File No. 001-38609).
10.6†	KLX Energy Services Holdings, Inc. Non-Employee Directors Stock and Deferred Compensation Plan (incorporated by reference to Exhibit 4.5 to the Company's Registration Statement on Form S-8, filed on September 13, 2018, File No. 333-227321).
10.7†	KLX Energy Services Holdings, Inc. 2018 Deferred Compensation Plan (incorporated by reference to Exhibit 4.1 to the Company's Registration Statement on Form S-8, filed on September 13, 2018, File No. 333-227327).
10.8†	Medical Care Reimbursement Plan for Executives of KLX Energy Services Holdings, Inc. (incorporated by reference to Exhibit 10.11 to the Company's Current Report on Form 8-K, filed on September 19, 2018, File No. 001-38609).
10.9†	KLX Energy Services Holdings, Inc. Executive Retiree Medical and Dental Plan (incorporated by reference to Exhibit 10.12 to the Company's Current Report on Form 8-K, filed on September 19, 2018, File No. 001-38609).
10.10	Guaranty, dated September 14, 2018, of KLX Energy Services LLC and KLX RE Holdings LLC (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K, filed on September 19, 2018, File No. 001-38609).
10.11†	Separation and Mutual Release, dated as of April 19, 2020, between Amin J. Khoury and KLX Energy Services Holdings, Inc. (incorporated by reference to Exhibit 10.15 to the Company's Registration Statement on Form S-4, filed on June 2, 2020, File No. 333-238870).
10.12†	Amended and Restated Consulting Agreement, dated of as of April 19, 2020, between Amin J. Khoury and KLX Energy Services Holdings, Inc. (incorporated by reference to Exhibit 10.16 to the Company's Registration Statement on Form S-4, filed on June 2, 2020, File No. 333-238870).
10.13†	Separation and General Release Agreement, dated as of April 11, 2020, between Gary J. Roberts and KLX Energy Services Holdings, Inc. (incorporated by reference to Exhibit 10.18 to the Company's Registration Statement on Form S-4, filed on June 2, 2020, File No. 333-238870).
10.14†	Letter Agreement, dated as of April 27, 2020, between KLX Energy Services Holdings, Inc. and John T. Collins (incorporated by reference to Exhibit 10.14 to the Company's Registration Statement on Form S-4, filed on June 2, 2020, File No. 333-238870).
10.15†	Executive Employment Agreement, dated as of May 3, 2020, between Christopher J. Baker and KLX Energy Services Holdings, Inc. (incorporated by reference to Exhibit 10.2 of KLXE Energy Services Holdings, Inc.'s Current Report on Form 8-K, filed on July 28, 2020, File No. 001-38609).
10.16†	Executive Employment Agreement, dated as of May 3, 2020, between Max L. Bouthillette and KLX Energy Services Holdings, Inc. (incorporated by reference to Exhibit 10.3 of KLXE Energy Services Holdings, Inc.'s Current Report on Form 8-K, filed on July 28, 2020, File No. 001-38609).

10.17†	Separation Agreement and Mutual Release, dated as of July 28, 2020, by and between KLX Energy Services Holdings, Inc. and Thomas P. McCaffrey (incorporated by reference to Exhibit 10.5 to the Company's Current Report on Form 8-K, filed on July 28, 2020, File No. 001-38609).
10.18†	Letter Agreement, dated as of July 28, 2020, between John T. Collins and KLX Energy Services Holdings, Inc. (incorporated by reference to Exhibit 10.1 of KLXE Energy Services Holdings, Inc.'s Current Report on Form 8-K, filed on July 28, 2020, File No. 001-38609).
10.19†	Separation Agreement and Mutual Release, dated as of July 28, 2020, by and between KLX Energy Services Holdings, Inc. and Heather Floyd (incorporated by reference to Exhibit 10.6 to the Company's Current Report on Form 8-K (File No. 001-38609) filed with the SEC on July 28, 2020).
10.20†	Independent Contractor Services Agreement, dated as of July 28, 2020, by and between KLX Energy Services LLC and Heather Floyd (incorporated by reference to Exhibit 10.7 to the Company's Current Report on Form 8-K (File No. 001-38609) filed with the SEC on July 28, 2020).
10.21¥	Registration Rights Agreement and Lock-Up Agreement, dated March 8, 2023, between KLX Energy Services Holdings, Inc. and Greene's Holding Corporation (incorporated by reference to Exhibit 10.23 of the Company's Annual Report on Form 10-K, filed on March 9, 2023, File No. 001-38609).
10.22	Registration Rights Agreement, dated May 3, 2020, by and among KLX Energy Services Holdings, Inc., Archer Holdco LLC, Geveran Investments Limited, Famatown Finance Limited Robertson QES Investment LLC, Quintana Energy Partners—QES Holdings LLC, Quintana Energy Fund – TE, L.P. and Quintana Energy Fund – FI, L.P. (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K, filed on May 4, 2020, File No. 001-38609).
10.23	Registration Rights Agreement, dated September 14, 2018, between KLX Energy Services Holdings, Inc. and Amin J. Khoury (incorporated by reference to Exhibit 10.15 to the Company's Current Report on Form 8-K, filed on September 19, 2018, File No. 001-38609).
10.24	Registration Rights Agreement, dated September 14, 2018, between KLX Energy Services Holdings, Inc. and Thomas P. McCaffrey (incorporated by reference to Exhibit 10.16 to the Company's Current Report on Form 8-K, filed on September 19, 2018, File No. 001-38609).
10.25†	Quintana Energy Services Inc. 2018 Long Term Incentive Plan (incorporated by reference to Exhibit 10.1 of Quintana Energy Services Inc.'s Current Report on Form 8-K, filed on February 14, 2018, File No. 001-38383).
10.26†	Quintana Energy Services Inc. Amended and Restated Long-Term Incentive Plan (incorporated by reference to Exhibit 10.2 of Quintana Energy Services Inc.'s Current Report on Form 8-K, filed on February 14, 2018, File No. 001-38383).
10.27†	Form of Performance Share Unit Agreement (Executive Officers - 2018 Form) under the Quintana Energy Services Inc. 2018 Long-Term Incentive Plan (Incorporated by reference to Exhibit 10.27 of Quintana Energy Services Inc.'s Annual Report on Form 10-K filed on March 6, 2020).
10.28†	Form of Performance Share Unit Agreement (Employees - 2018 Form) under the Quintana Energy Services Inc. 2018 Long-Term Incentive Plan (Incorporated by reference to Exhibit 10.28 of Quintana Energy Services Inc.'s Annual Report on Form 10-K filed on March 6, 2020).
10.29†	Form of Performance Share Unit Agreement (Executive Officers - 2019 Form) under the Quintana Energy Services Inc. 2018 Long-Term Incentive Plan (Incorporated by reference to Exhibit 10.29 of Quintana Energy Services Inc.'s Annual Report on Form 10-K filed on March 6, 2020).
10.30†	Form of Performance Share Unit Agreement (Employees-2019 Form) under the Quintana Energy Services 2019 Long-Term Incentive Plan (Incorporated by reference to Exhibit 10.30 of Quintana Energy Services Inc.'s Annual Report on Form 10-K filed on March 6, 2020).
10.31†	Form of Restricted Stock Unit Agreement (Executive Officers) under the Quintana Energy Services Inc. 2018 Long-Term Incentive Plan (Incorporated by reference to Exhibit 10.31 of Quintana Energy Services Inc.'s Annual Report on Form 10-K filed on March 6, 2020).

10.32†	Form of Restricted Stock Unit Agreement (Employees) under the Quintana Energy Services Inc. 2018 Long-Term Incentive Plan (Incorporated by reference to Exhibit 10.32 of Quintana Energy Services Inc.'s Annual Report on Form 10-K filed on March 6, 2020).
10.33†	Form of Restricted Stock Unit Agreement (Executive Officers) under the KLX Energy Services Holdings, Inc. Long-Term Incentive Plan (incorporated by reference to Exhibit 10.35 of the Company's Annual Report on Form 10-K filed March 9, 2023, File No. 001-38609).
10.34	Securities Purchase Agreement, dated as of March 7, 2025, by and among KLX Energy Services Holdings, Inc., the subsidiary guarantors party thereto, and the holders of Existing Notes party thereto (incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K, filed on March 7, 2025, File No. 001-38609).
10.35¥	Credit Agreement, dated as of March 7, 2025, by and among KLX Energy Services Holdings, Inc., Eclipse Business Capital LLC, as administrative agent, as collateral agent and as FILO administrative agent and the lenders party thereto (incorporated by reference to Exhibit 10.2 of the Company's Current Report on Form 8-K, filed on March 7, 2025, File No. 001-38609).
19.1	KLX Energy Services Holdings, Inc. Insider Trading Policy (incorporated by reference to Exhibit 19.1 of the Company's Annual Report on Form 10-K, filed on March 13, 2025, File No. 001-38609).
21.1	List of subsidiaries of KLX Energy Services Holdings, Inc. (incorporated by reference to Exhibit 21.1 of the Company's Annual Report on Form 10-K, filed on March 13, 2025, File No. 001-38609).
23.1*	Consent of Independent Registered Public Accounting Firm – Deloitte & Touche LLP.
31.1*	Certification of Principal Executive Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2*	Certification of Principal Financial Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1**	Certification of Principal Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.2**	Certification of Principal Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
97.1†	KLX Energy Services Holdings, Inc. Executive Officer Incentive Compensation Clawback Policy (incorporated by reference to Exhibit 97.1 of the Company's Annual Report on Form 10-K, filed on March 8, 2024, File No. 001-38609).
101.INS*	XBRL Instance Document
101.SCH*	XBRL Taxonomy Extension Schema Document
101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

*   Filed herewith.

**   Furnished herewith.

†   Management contract or compensatory plan or arrangement

¥   Certain schedules and exhibits to this agreement have been omitted in accordance with Item 601(a)(5) of Regulation S-K. A copy of any omitted schedule and/or exhibit will be furnished to the SEC on request.

ITEM 16.   Form 10-K Summary

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KLX ENERGY SERVICES HOLDINGS, INC.

By: /s/ Christopher J. Baker
        Christopher J. Baker
        President, Chief Executive Officer and Director
Date: March 12, 2026

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities indicated on March 12, 2026.

Signature	
/s/ Christopher J. Baker Christopher J. Baker	President, Chief Executive Officer and Director (Principal Executive Officer)
/s/ Geoffrey C. Stanford Geoffrey C. Stanford	Senior Vice President, Interim Chief Financial Officer and Chief Accounting Officer (Principal Financial and Accounting Officer)
/s/ John T. Whates John T. Whates	Director and Chairman of the Audit Committee
/s/ Gunnar Eliassen Gunnar Eliassen	Director and Chairman of the Nominating and Corporate Governance Committee
/s/ Corbin J. Robertson, Jr. Corbin J. Robertson, Jr.	Chairman of the Board of Directors
/s/ John T. Collins John T. Collins	Director
/s/ Danielle E. Hunter Danielle E. Hunter	Director and Chairman of the Compensation Committee
/s/ Thomas P. McCaffrey Thomas P. McCaffrey	Director